FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission File Number: 001-14554

Banco Santander Chile

Santander Chile Bank

(Translation of Registrant’s Name into English)

Bandera 140

Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Table of Contents

Item
1.	2011 Audited financial Statements

IMPORTANT NOTICE

The financial statementas included in this 6K have been prepared in accordance with the Compendium of Accounting Standards issued by the Superintendency of Banks and Financial Institutions (SBIF) of Chile. The accounting principles issued by the SBIF are substantially similar to IFRS but there are some exceptions. The SBIF is the banking industry regulator that according to article 15 of the General Banking Law, establishes the accounting principles to be used by the banking industry. For those principles not covered by the Compendium of Accounting Standards, banks can use generally accepted accounting principles issued by the Chilean Accountant’s Association AG and which coincides with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB). In the event that discrepancies exist between the accounting principles issued by the SBIF (Compendium of Accounting Standards) and IFRS, the Compendium of Accounting Standards will take precedence. The Notes to the consolidated financial statements contain additional information to that submitted in the Consolidated Statement of Financial Position, Consolidated Statement of Income, Consolidated Statement of Comprehensive Income, Consolidated Statement of Changes in Equity and Consolidated Statement of Cash Flows. These notes provide a narrative description of such statements in a clear, reliable and comparable manner.

The Bank will publish its its audited consolidated financial statements in accordance with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) in its 20-F to be filed by April 30, 2012.

2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCO SANTANDER-CHILE

By:	/s/
Name:	Juan Pedro Santa María
Title:	General Counsel
Date: March 13, 2012

3

BANCO SANTANDER CHILE Y AFILIADAS

Estados Financieros Consolidados

por los ejercicios terminados al

31 de Diciembre de 2011 y 2010.

C0NTENIDO

Estados Financieros Consolidados

ESTADOS DE SITUACIÓN FINANCIERA CONSOLIDADOS	4
ESTADOS CONSOLIDADOS DE RESULTADOS	5
ESTADOS CONSOLIDADOS DE RESULTADOS INTEGRALES	6
ESTADOS CONSOLIDADOS DE CAMBIOS EN EL PATRIMONIO	7
ESTADOS CONSOLIDADOS DE FLUJOS DE EFECTIVO	8

Notas a los Estados Financieros Consolidados

NOTA N°01 - PRINCIPALES CRITERIOS CONTABLES UTILIZADOS	10
NOTA N°02 - CAMBIOS CONTABLES	37
NOTA N°03 - HECHOS RELEVANTES	40
NOTA N°04 - SEGMENTOS DE NEGOCIO	42
NOTA N°05 - EFECTIVO Y EQUIVALENTE DE EFECTIVO	47
NOTA N°06 - INSTRUMENTOS PARA NEGOCIACIÓN	48
NOTA N°07 - OPERACIONES CON PACTO DE RETROCOMPRA Y PRÉSTAMOS DE VALORES	48
NOTA N°08 - CONTRATOS DE DERIVADOS FINANCIEROS Y COBERTURAS CONTABLES	52
NOTA N°09 - ADEUDADO POR BANCOS	58
NOTA N°10 - CRÉDITOS Y CUENTAS POR COBRAR A CLIENTES	59
NOTA N°11 - COMPRAS, VENTAS, SUSTITUCIONES DE COLOCACIONES	64
NOTA N°12 - INSTRUMENTOS DE INVERSIÓN	65
NOTA N°13 - INVERSIONES EN SOCIEDADES	69
NOTA N°14 - INTANGIBLES	71
NOTA N°15 - ACTIVO FIJO	73
NOTA N°16 - IMPUESTOS CORRIENTES E IMPUESTOS DIFERIDOS	77
NOTA N°17 - OTROS ACTIVOS	81
NOTA N°18 - DEPÓSITOS Y OTRAS CAPTACIONES	82
NOTA N°19 - OBLIGACIONES CON BANCOS	83
NOTA N°20 - INSTRUMENTOS DE DEUDA EMITIDOS Y OTRAS OBLIGACIONES	85
NOTA N°21 - VENCIMIENTO DE ACTIVOS Y PASIVOS	90
NOTA N°22 - PROVISIONES	92
NOTA N°23 - OTROS PASIVOS	93
NOTA N°24 - CONTINGENCIAS Y COMPROMISOS	95
NOTA N°25 - PATRIMONIO	97
NOTA N°26 - REQUERIMIENTOS DE CAPITAL (BASILEA)	100
NOTA N°27 - INTERES NO CONTROLADOR (MINORITARIOS)	102
NOTA N°28 - INTERESES Y REAJUSTES	104
NOTA N°29 - COMISIONES	106
NOTA N°30 - RESULTADOS DE OPERACIONES FINANCIERAS	107
NOTA N°31 - RESULTADO NETO DE CAMBIO	107
NOTA N°32 - PROVISIONES POR RIESGO DE CRÉDITO	108
NOTA N°33 - REMUNERACIONES Y GASTOS DEL PERSONAL	109
NOTA N°34 - GASTOS DE ADMINISTRACIÓN	112
NOTA N°35 - DEPRECIACIONES, AMORTIZACIONES Y DETERIOROS	113
NOTA N°36 - OTROS INGRESOS Y GASTOS OPERACIONALES	114
NOTA N°37 - OPERACIONES CON PARTES RELACIONADAS	116
NOTA N°38 - PLANES DE PENSIONES	121
NOTA N°39 - VALOR RAZONABLE DE ACTIVOS Y PASIVOS FINANCIEROS	124
NOTA N°40 - ADMINISTRACIÓN DE RIESGOS	128
NOTA N°41 - HECHOS POSTERIORES	138

2

Deloitte

Auditores y Consultores Limitada

RUT: 80.276.200-3

Av. Providencia 1760

Pisos 6, 7, 8, 9, 13 y 18

Providencia, Santiago

Chile

Fono: (56-2) 729 7000

Fax: (56-2) 374 9177

e-mail: deloittechile@deloitte.com

www.deloitte.cl

INFORME DE LOS AUDITORES INDEPENDIENTES

A los señores Accionistas de

   Banco Santander Chile

Hemos auditado los estados consolidados de situación financiera de Banco Santander Chile y afiliadas al 31 de diciembre de 2011 y 2010 y los correspondientes estados consolidados de resultados, de resultados integrales, de cambios en el patrimonio y de flujos de efectivo por los años terminados en esas fechas. La preparación de dichos estados financieros consolidados (que incluyen sus correspondientes notas), es responsabilidad de la Administración de Banco Santander Chile. Nuestra responsabilidad consiste en emitir una opinión sobre estos estados financieros basada en las auditorías que efectuamos.

Nuestras auditorías fueron efectuadas de acuerdo con normas de auditoría generalmente aceptadas en Chile. Tales normas requieren que planifiquemos y realicemos nuestro trabajo con el objeto de lograr un razonable grado de seguridad que los estados financieros están exentos de representaciones incorrectas significativas. Una auditoría comprende el examen, a base de pruebas, de las evidencias que respaldan los montos e informaciones revelados en los estados financieros consolidados. Una auditoría también comprende, una evaluación de los principios de contabilidad utilizados y de las estimaciones significativas hechas por la Administración del Banco, así como una evaluación de la presentación general de los estados financieros consolidados. Consideramos que nuestras auditorías constituyen una base razonable para fundamentar nuestra opinión

En nuestra opinión, los mencionados estados financieros consolidados presentan razonablemente en todos sus aspectos significativos, la situación financiera de Banco Santander Chile y afiliadas al 31 de diciembre de 2011 y 2010, los resultados de sus operaciones, los resultados integrales, los cambios patrimoniales y los flujos de efectivo por los años terminados en esas fechas, de acuerdo con Normas Contables e instrucciones impartidas por la Superintendencia de Bancos e Instituciones Financieras.

Como se indica en Nota 2 a los estados financieros consolidados, el Banco a contar del 1 de enero de 2011 adopto las disposiciones contenidas en los Capítulos B-1, B-2, B-3 y C-1 del Compendio de Normas contables. De acuerdo con las opciones de aplicación para estas nuevas disposiciones establecidas por la Superintendencia de Bancos e Instituciones Financieras, el Banco optó por anticipar totalmente el reconocimiento de dichas disposiciones en el resultado del ejercicio terminado el 31 de diciembre de 2010.

Enero 23, 2012

Mauricio Farías N.

3

BANCO SANTANDER CHILE Y AFILIADAS

ESTADOS DE SITUACIÓN FINANCIERA CONSOLIDADOS

Por los ejercicios terminados

		Al 31 de Diciembre de
		2011	2010
	NOTA	MM$	MM$

ACTIVOS
Efectivo y depósitos en bancos	5	2.793.701	1.762.198
Operaciones con liquidación en curso	5	276.454	374.368
Instrumentos para negociación	6	409.763	379.670
Contratos de retrocompra y préstamos de valores	7	12.928	170.985
Contratos de derivados financieros	8	1.612.869	1.624.378
Adeudado por bancos	9	87.541	69.672
Créditos y cuentas por cobrar a clientes	10	16.823.407	15.175.975
Instrumentos de inversión disponibles para la venta	12	1.661.311	1.473.980
Instrumentos de inversión hasta el vencimiento	12	-	-
Inversiones en sociedades	13	8.728	7.275
Intangibles	14	80.739	77.990
Activo fijo	15	153.059	154.985
Impuestos corrientes	16	37.253	12.499
Impuestos diferidos	16	147.754	117.964
Otros activos	17	546.470	640.937
TOTAL ACTIVOS		24.651.977	22.042.876

PASIVOS
Depósitos y otras obligaciones a la vista	18	4.413.815	4.236.434
Operaciones con liquidación en curso	5	89.486	300.125
Contratos de retrocompra y préstamos de valores	7	544.381	294.725
Depósitos y otras captaciones a plazo	18	8.921.114	7.258.757
Contratos de derivados financieros	8	1.292.148	1.643.979
Obligaciones con bancos	19	1.920.092	1.584.057
Instrumentos de deuda emitidos	20	4.623.239	4.190.888
Otras obligaciones financieras	20	176.599	166.289
Impuestos corrientes	16	1.498	1.293
Impuestos diferidos	16	5.315	5.441
Provisiones	22	230.290	235.953
Otros pasivos	23	398.977	261.328

TOTAL PASIVOS		22.616.954	20.179.269

PATRIMONIO

Atribuible a tenedores patrimoniales del Banco:		2.001.222	1.831.798
Capital	25	891.303	891.303
Reservas	25	51.539	51.539
Cuentas de valoración	25	2.832	(5.180)
Utilidades retenidas	25	1.055.548	894.136
Utilidades retenidas de ejercicios anteriores	25	750.989	560.128
Utilidad del ejercicio	25	435.084	477.155
Menos: Provisión para dividendos mínimos	25	(130.525)	(143.147)
Interés no controlador	27	33.801	31.809

TOTAL PATRIMONIO		2.035.023	1.863.607

TOTAL PASIVOS Y PATRIMONIO		24.651.977	22.042.876

4

BANCO SANTANDER CHILE Y AFILIADAS

ESTADOS CONSOLIDADOS DE RESULTADOS

Por los ejercicios terminados

		Al 31 de Diciembre de
		2011	2010
	NOTA	MM$	MM$

RESULTADOS OPERACIONALES

Ingresos por intereses y reajustes	28	1.768.735	1.412.983
Gastos por intereses y reajustes	28	(796.435)	(473.264)

Ingreso neto por intereses y reajustes		972.300	939.719

Ingresos por comisiones	29	363.041	338.183
Gastos por comisiones	29	(85.205)	(74.601)

Ingreso neto de comisiones		277.836	263.582

Utilidad neta de operaciones financieras	30	170.857	38.755
Utilidad (pérdida) de cambio neta	31	(76.660)	57.233
Otros ingresos operacionales	36	27.100	47.596

Total Ingresos operacionales		1.371.433	1.346.885

Provisiones por riesgo de crédito	32	(282.527)	(282.561)

INGRESO OPERACIONAL NETO		1.088.906	1.064.324

Remuneraciones y gastos del personal	33	(280.613)	(250.265)
Gastos de administración	34	(166.825)	(147.343)
Depreciaciones y amortizaciones	35	(53.466)	(49.403)
Deterioro	35	(116)	(4.925)
Otros gastos operacionales	36	(66.558)	(55.366)

Total Gastos operacionales		(567.578)	(507.302)

RESULTADO OPERACIONAL		521.328	557.022

Resultado por inversiones en sociedades	13	2.140	1.171

Resultado antes de impuesto a la renta		523.468	558.193

Impuesto a la renta	16	(83.453)	(78.959)

UTILIDAD CONSOLIDADA DEL EJERCICIO		440.015	479.234

Atribuible a:
Tenedores patrimoniales del Banco	-	435.084	477.155
Interés no controlador	27	4.931	2.079

Utilidad por acción atribuible a tenedores patrimoniales del Banco:
(expresada en pesos)
Utilidad básica	25	2,309	2,532
Utilidad diluida	25	2,309	2,532

5

BANCO SANTANDER CHILE Y AFILIADAS

ESTADOS CONSOLIDADOS DE RESULTADOS INTEGRALES

Por los ejercicios terminados

		Al 31 de Diciembre de
		2011	2010
	NOTA	MM$	MM$

UTILIDAD CONSOLIDADA DEL EJERCICIO		440.015	479.234

OTROS RESULTADOS INTEGRALES

Instrumentos de inversión disponibles para la venta	12	21.639	10.708
Coberturas de flujo de efectivo	8	(11.564)	15.120

Otros resultados integrales antes de impuesto a la renta		10.075	25.828

Impuesto a la renta relacionado con otros resultados integrales	16	(1.880)	(4.273)

Total de otros resultados integrales		8.195	21.555

RESULTADOS INTEGRALES CONSOLIDADOS DEL EJERCICIO		448.210	500.789

Atribuible a :
Tenedores patrimoniales del Banco		443.096	498.779
Interés no controlador	27	5.114	2.010

6

BANCO SANTANDER CHILE Y AFILIADAS

ESTADOS CONSOLIDADOS DE CAMBIOS EN EL PATRIMONIO

Por los ejercicios terminados al 31 de Diciembre de 2011 y 2010

		RESERVAS		CUENTAS DE VALORACION			UTILIDADES RETENIDAS
	Capital	Reservas y otras utilidades retenidas	Fusión de sociedades bajo control común	Instrumentos de Inversión disponibles para la venta	Coberturas de flujo de efectivo	Impuesto a la renta	Utilidades retenidas de ejercicios anteriores	Utilidades del ejercicio	Provisión para dividendo mínimo	Total atribuible a tenedores patrimoniales	Interés no controlador	Total Patrimonio
	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$

Saldos al 31 de Diciembre de 2009	891.303	53.763	(2.224)	(29.132)	(3.162)	5.490	440.401	431.253	(129.376)	1.658.316	29.799	1.688.115
Distribución resultado ejercicio anterior	-	-	-	-	-	-	431.253	(431.253)	-	-	-	-
Subtotales	891.303	53.763	(2.224)	(29.132)	(3.162)	5.490	871.654	-	(129.376)	1.658.316	29.799	1.688.115
Primera aplicación capítulo B3	-	-	-	-	-	-	(52.662)	-	-	(52.662)	-	(52.662)
Patrimonio al 01 de Enero de 2010	891.303	53.763	(2.224)	(29.132)	(3.162)	5.490	818.992	-	(129.376)	1.605.654	29.799	1.635.453
Aumento o disminución de capital y reservas	-	-	-	-	-	-	-	-	-	-	-	-
Dividendos/retiros realizados	-	-	-	-	-	-	(258.752)	-	129.376	(129.376)	-	(129.376)
Otros movimientos patrimoniales	-	-	-	-	-	-	(112)	-	-	(112)	-	(112)
Provisiones para dividendos mínimos	-	-	-	-	-	-	-	-	(143.147)	(143.147)	-	(143.147)
Subtotales	-	-	-	-	-	-	(258.864)	-	(13.771)	(272.635)	-	(272.635)
Otros resultados integrales	-	-	-	10.791	15.120	(4.287)	-	-	-	21.624	(69)	21.555
Resultado del ejercicio	-	-	-	-	-	-	-	477.155	-	477.155	2.079	479.234
Subtotales	-	-	-	10.791	15.120	(4.287)	-	477.155	-	498.779	2.010	500.789
Patrimonio al 31 de Diciembre de 2010	891.303	53.763	(2.224)	(18.341)	11.958	1.203	560.128	477.155	(143.147)	1.831.798	31.809	1.863.607

Patrimonio al 31 de Diciembre de 2010	891.303	53.763	(2.224)	(18.341)	11.958	1.203	560.128	477.155	(143.147)	1.831.798	31.809	1.863.607
Distribución resultado ejercicio anterior	-	-	-	-	-	-	477.155	(477.155)	-	-	-	-
Saldos al 01 de Enero de 2011	891.303	53.763	(2.224)	(18.341)	11.958	1.203	1.037.283	-	(143.147)	1.831.798	31.809	1.863.607
Aumento o disminución de capital y reservas	-	-	-	-	-	-	-	-	-	-	-	-
Dividendos/retiros realizados	-	-	-	-	-	-	(286.294)	-	143.147	(143.147)	(3.122)	(146.269)
Otros movimientos patrimoniales	-	-	-	-	-	-	-	-	-	-	-	-
Provisión para dividendos mínimos	-	-	-	-	-	-	-	-	(130.525)	(130.525)	-	(130.525)
Subtotales	-	-	-	-	-	-	(286.294)	-	12.622	(273.672)	(3.122)	(276.794)
Otros resultados integrales	-	-	-	21.418	(11.564)	(1.842)	-	-	-	8.012	183	8.195
Resultado del ejercicio	-	-	-	-	-	-	-	435.084	-	435.084	4.931	440.015
Subtotales	-	-	-	21.418	(11.564)	(1.842)	-	435.084	-	443.096	5.114	448.210

Saldos al 31 de Diciembre de 2011	891.303	53.763	(2.224)	3.077	394	(639)	750.989	435.084	(130.525)	2.001.222	33.801	2.035.023

Período	Resultado atribuible a tenedores patrimoniales	Destinado a reservas o utilidades retenidas	Destinado a dividendos	Porcentaje distribuido	N° de acciones	Dividendo por acción (en pesos)
	MM$	MM$	MM$	%

Año 2010 (Junta Accionistas Abril 2011)	477.155	190.861	286.294	60%	188.446.126.794	1.519

Año 2009 (Junta Accionistas Abril 2010)	431.253	172.501	258.752	60%	188.446.126.794	1.373

7

BANCO SANTANDER CHILE Y AFILIADAS

ESTADOS CONSOLIDADOS DE FLUJOS DE EFECTIVO

Por los ejercicios terminados

		Al 31 de Diciembre de
		2011	2010
	NOTA	MM$	MM$

A – FLUJOS DE EFECTIVO DE LAS ACTIVIDADES DE OPERACIÓN:
UTILIDAD CONSOLIDADA ANTES DE IMPUESTO A LA RENTA		523.468	558.193
Cargos (abonos) a resultados que no significan movimiento de efectivo		(916.135)	(889.082)
Depreciaciones y amortizaciones	35	53.466	49.403
Deterioro de activo fijo	15	116	4.925
Provisiones por activos riesgosos	32	318.352	313.040
Provisión ajuste a valor de mercado de inversiones	-	(5.331)	6.940
Utilidad por inversiones en sociedades	13	(2.140)	(1.171)
Utilidad en venta de bienes recibidos en pago	36	(13.980)	(5.544)
Provisiones por bienes recibidos en pago	36	3.169	3.647
Utilidad en venta de participación en otras sociedades	36	-	-
Utilidad en venta de activos fijos	36	(11.863)	(31.225)
Castigo de bienes recibidos en pago	36	9.878	10.815
Ingresos netos por intereses	28	(972.300)	(939.719)
Ingresos netos comisiones	29	(277.836)	(263.582)
Otros cargos (abonos) a resultado que no significan movimientos de efectivo	-	14.130	(11.325)
Cambios en los activos y pasivos por impuestos diferidos	16	(31.796)	(25.286)
Aumento/disminución de activos y pasivos de operación		1.872.978	185.594
Aumento de créditos y cuentas por cobrar a clientes	-	(1.498.982)	(1.929.692)
Disminución (aumento) de inversiones financieras	-	(217.424)	778.084
Disminución por contratos de retrocompra (activos)	-	158.057	156.965
Aumento de adeudados por bancos	-	(17.869)	(46.302)
Disminución de bienes recibidos o adjudicados en pago	-	45.773	36.084
Aumento de acreedores en cuentas corrientes	-	213.424	553.745
Aumento de depósitos y otras captaciones a plazo	-	1.652.579	83.500
Disminución de obligaciones con bancos del país	-	-	(26.301)
Aumento (disminución) de otras obligaciones a la vista o a plazo	-	(36.043)	149.155
Aumento (disminución) de obligaciones con bancos del exterior	-	336.614	(436.582)
Disminución de obligaciones con el Banco Central de Chile	-	(497)	(543)
Aumento (disminución) por contratos de retrocompra (pasivos)	-	249.656	(819.880)
Aumento por otras obligaciones financieras	-	10.310	4.992
Aumento neto de otros activos y pasivos	-	(411.734)	(511.132)
Emisión de letras de crédito	-	-	-
Rescate de letras de crédito	-	(86.747)	(94.281)
Emisión de bonos corrientes	-	590.250	1.459.072
Rescate de bonos corrientes y pago de intereses	-	(283.570)	(225.315)
Intereses y reajustes percibidos	-	1.787.128	1.384.762
Intereses y reajustes pagados	-	(813.125)	(516.441)
Dividendos recibidos de inversiones en sociedades	13	795	1.081
Comisiones percibidas	29	363.041	338.183
Comisiones pagadas	29	(85.205)	(74.601)
Impuesto a la renta	16	(83.453)	(78.959)
Total flujos usados en actividades operacionales		1.480.311	(145.295)

8

BANCO SANTANDER CHILE Y AFILIADAS

ESTADOS CONSOLIDADOS DE FLUJOS DE EFECTIVO

Por los ejercicios terminados

		Al 31 de Diciembre de
		2011	2010
	NOTA	MM$	MM$

B – FLUJO DE EFECTIVO DE LAS ACTIVIDADES DE INVERSION:
Adquisiciones de activos fijos	15	(26.689)	(19.001)
Enajenaciones de activos fijos	15	8.645	27.317
Adquisiciones de inversiones en sociedades	13	-	(4)
Enajenaciones de inversiones en sociedades	-	-	-
Adquisiciones de activos intangibles	14	(34.051)	(28.331)
Total flujos usados en actividades de inversión		(52.095)	(20.019)

C – FLUJO DE EFECTIVO DE LAS ACTIVIDADES DE FINANCIAMIENTO:
Originados por actividades de financiamiento de tenedores patrimoniales	-	(209.715)	(177.494)
Aumento de otras obligaciones	-	-	-
Emisión de bonos subordinados	-	111.458	116.871
Rescate de bonos subordinados y pago de intereses	-	(34.879)	(35.613)
Dividendos pagados	-	(286.294)	(258.752)
Originados por actividades de financiamiento de los intereses no controlador	-	(3.122)	(4)
Aumento de capital	-	-	-
Dividendos y/o retiros pagados	25	(3.122)	(4)
Total flujos usados en actividades de financiamiento		(212.837)	(177.498)

D – VARIACION EFECTIVO Y EFECTIVO EQUIVALENTE DURANTE EL PERIODO	-	1.215.379	(342.812)

E – EFECTO DE LAS VARIACIONES DE LOS TIPO DE CAMBIO	-	(71.151)	(56.865)

F – SALDO INICIAL DE EFECTIVO Y EFECTIVO EQUIVALENTE	-	1.836.441	2.236.118

SALDO FINAL DE EFECTIVO Y EFECTIVO EQUIVALENTE	5	2.980.669	1.836.441

	Al 31 de Diciembre de
Conciliación de provisiones para Estado Consolidado de Flujo de Efectivo	2011	2010
	MM$	MM$

Provisiones por riesgo crédito para Estado de Flujo de Efectivo	318.352	313.040
Recuperación de créditos castigados	(35.825)	(30.479)
Gasto por provisiones por riesgo crédito	282.527	282.561

9

BANCO SANTANDER CHILE Y AFILIADAS NOTAS A LOS ESTADOS FINANCIEROS CONSOLIDADOS AL 31 DE DICIEMBRE DE 2011 y 2010

NOTA N° 01 – PRINCIPALES CRITERIOS CONTABLES UTILIZADOS:

Información Corporativa

Banco Santander Chile (ex–Banco Santiago) es una sociedad anónima bancaria, organizada bajo las leyes de la República de Chile, domiciliada en calle Bandera N°140 Santiago, que provee una amplia gama de servicios bancarios generales a sus clientes, que son desde personas a grandes corporaciones. Banco Santander Chile y sus afiliadas (conjuntamente referidas más adelante como “Banco” o “Banco Santander Chile”) ofrecen servicios bancarios comerciales y de consumo, además de otros servicios, incluyendo factoring, recaudaciones, leasing, valores y corretaje de seguros, fondos mutuos y administración de fondos de inversión e inversiones bancarias.

Con fecha 18 de Julio de 2002 se celebró la Junta Extraordinaria de Accionistas de Banco Santiago, cuya acta se redujo a escritura pública con fecha 19 de Julio de 2002, en la Notaría de Santiago de doña Nancy de la Fuente Hernández, en la cual se acordó la fusión de Banco Santander Chile con Banco Santiago, mediante la incorporación del primero a este último, adquiriendo éste los activos y pasivos de aquel, y se acordó además la disolución anticipada de Banco Santander Chile y el cambio de nombre de Banco Santiago a Banco Santander Chile. Dicho cambio fue autorizado por Resolución N°79 de la Superintendencia de Bancos e Instituciones Financieras, dictada con fecha 26 de Julio del 2002, publicada en el Diario Oficial el día 01 de Agosto de 2002 e inscrita a fojas 19.992 número 16.346 del año 2002 en el Registro de Comercio del Conservador de Bienes Raíces de Santiago.

Además de las reformas a los estatutos anteriormente enunciados, éstos han sido modificados en diversas oportunidades, siendo la última modificación la acordada en Junta Extraordinaria de Accionistas celebrada el 24 de Abril de 2007, cuya acta se redujo a escritura pública el 24 de Mayo de 2007 en la Notaría de Nancy de la Fuente Hernández. Esta reforma se aprobó por Resolución N°61 del 6 de Junio de 2007 de la Superintendencia de Bancos e Instituciones Financieras. Un extracto de ella y de la resolución se publicaron en el Diario Oficial del 23 de Junio de 2007 y se inscribieron en el Registro de Comercio de 2007 a fojas 24.064 número 17.563 del citado Conservador.

Por medio de esta última reforma Banco Santander Chile, de acuerdo con sus estatutos y a lo aprobado por la Superintendencia de Bancos e Instituciones Financieras, también podrá usar los nombres Banco Santander Santiago o Santander Santiago o Banco Santander o Santander.

Banco Santander España controla a Banco Santander Chile a través de su participación en Teatinos Siglo XXI Inversiones Ltda. y Santander Chile Holding S.A., las cuales son subsidiarias controladas por Banco Santander España. Al 31 de Diciembre de 2011, Banco Santander España posee o controla directa e indirectamente el 99,5% de Santander Chile Holding S.A. y el 100% de Teatinos Siglo XXI Inversiones Ltda.. Esto otorga a Banco Santander España el control sobre el 67,18% de las acciones del Banco. Cabe destacar que el 7 de Diciembre de 2011, Teatinos Siglo XXI Inversiones Ltda. vendió el 7,8% de su participación en el Banco, lo cual disminuyó la participación del Banco Santander España al porcentaje antes mencionado.

a)    Bases de preparación

Los presentes Estados Financieros Consolidados han sido preparados de acuerdo al Compendio de Normas Contables e instrucciones emitidas por la Superintendencia de Bancos e Instituciones Financieras (SBIF), organismo fiscalizador que de acuerdo al Artículo 15 de la Ley General de Bancos establece que los bancos deben utilizar los criterios contables dispuestos por esa Superintendencia y en todo aquello que no sea tratado por ella si no se contrapone con sus instrucciones, deben ceñirse a los criterios contables de general aceptación, que corresponden a las normas técnicas emitidas por el Colegio de Contadores de Chile A.G., coincidentes con los estándares internacionales de contabilidad e información financiera (IFRS, por sus siglas en inglés) acordados por el International Accounting Standards Board (IASB). En caso de existir discrepancias entre los principios contables y los criterios contables emitidos por la SBIF (Compendio de Normas Contables e instrucciones) primarán estos últimos.

b)     Bases de preparación de los Estados Financieros Consolidados

Los Estados Financieros Consolidados, comprenden los estados financieros separados (individuales) del Banco y de las diversas sociedades que participan en la consolidación al 31 de Diciembre de 2011 y 2010, e incluyen los ajustes y reclasificaciones necesarios para homogenizar las políticas contables y criterios de valoración, aplicados por el Banco, de acuerdo a las normas establecidas por el Compendio de Normas Contables e instrucciones emitidas por la SBIF.

Entidades controladas (subsidiarias)

Se consideran “controladas” aquellas sociedades sobre las que el Banco tiene capacidad para ejercer control, capacidad que se manifiesta, en general, aunque no únicamente por la propiedad, directa o indirecta, de al menos el 50% de los derechos sociales de las entidades participadas, aún siendo inferior o nulo este porcentaje si, como consecuencia de acuerdos con accionistas de las mismas, se otorga al Banco dicho control. Se entiende por control el poder de influir significativamente sobre las políticas financieras y operativas de una entidad con el fin de obtener beneficios de sus actividades.

Los Estados Financieros de las sociedades dependientes son consolidados con los del Banco. De acuerdo a esto, todos los saldos y transacciones entre las sociedades consolidadas se eliminan a través del proceso de consolidación.

Adicionalmente, la participación de terceros en el patrimonio del Banco Consolidado es presentada como “Interés no controlador” en el Estado de Situación Financiera Consolidado. Su participación en las utilidades del año es presentada como “Utilidad atribuible a interés no controlador” en el Estados Consolidados de Resultados.

10

BANCO SANTANDER CHILE Y AFILIADAS NOTAS A LOS ESTADOS FINANCIEROS CONSOLIDADOS AL 31 DE DICIEMBRE DE 2011 y 2010

NOTA N° 01 – PRINCIPALES CRITERIOS CONTABLES UTILIZADOS, continuación:

La siguiente tabla muestra las entidades sobre las cuales el Banco tiene la capacidad de ejercer control, por lo tanto forman parte del perímetro de consolidación:

	Porcentaje de Participación
	Al 31 de Diciembre de
Subsidiarias	2011			2010
	Directo	Indirecto	Total	Directo	Indirecto	Total
	%	%	%	%	%	%

Santander Corredora de Seguros Limitada	99,75	0,01	99,76	99,75	0,01	99,76
Santander S.A. Corredores de Bolsa	50,59	0,41	51,00	50,59	0,41	51,00
Santander Asset Management S.A. Administradora General de Fondos	99,96	0,02	99,98	99,96	0,02	99,98
Santander Agente de Valores Limitada	99,03	-	99,03	99,03	-	99,03
Santander S.A. Sociedad Securitizadora	99,64	-	99,64	99,64	-	99,64
Santander Servicios de Recaudación y Pagos Limitada	99,90	0,10	100,00	99,90	0,10	100,00

Entidades de Propósito Especial

De acuerdo a la normativa vigente, el Banco debe analizar constantemente su perímetro de consolidación, teniendo presente que el criterio fundamental a considerar es el grado de control que posea el Banco sobre una determinada entidad y no su porcentaje de participación en el patrimonio.

Específicamente, según lo estipulado por la Norma Internacional de Contabilidad 27 “Estados Financieros Consolidados y Separados” (NIC 27) y el Standard Interpretation Committee 12 “Consolidación – Entidades de Propósito Especial” (SIC 12) emitidas por el IASB, el Banco debe evaluar la existencia de Entidades de Propósito Especial (EPE), las cuales deben ser incluidas en el perímetro de consolidación, siendo sus principales características las siguientes:

-	Las actividades de la EPE han sido dirigidas, en esencia, en nombre de la entidad que presenta los Estados Financieros Consolidados y de acuerdo a sus necesidades específicas de negocio.
-	Se poseen los poderes de decisión necesarios para obtener la mayoría de los beneficios de las actividades de esas entidades y los derechos para obtener la mayoría de los beneficios u otras ventajas de dichas entidades.
-	En esencia, la entidad retiene para sí, la mayoría de los riesgos inherentes a la propiedad o residuales a la EPE o a sus activos, con el fin de obtener los beneficios de sus actividades.

Esta evaluación, está basada en métodos y procedimientos que tienen en consideración los riesgos y beneficios retenidos por el Banco, para lo cual se toman en consideración todos los elementos relevantes entre los que se encuentran las garantías otorgadas o las pérdidas asociadas al cobro de los correspondientes activos que retiene el Banco. Producto de esta evaluación, el Banco concluyó que ejercía control sobre las siguientes entidades, que por lo tanto forman parte del perímetro de consolidación en 2011 y 2010:

-	Santander Gestión de Recaudación y Cobranza Limitada.
-	Multinegocios S.A.
-	Servicios Administrativos y Financieros Limitada.
-	Fiscalex Limitada.
-	Multiservicios de Negocios Limitada.
-	Bansa Santander S.A.

Entidades asociadas

Las entidades asociadas son aquellas entidades sobre las que el Banco tiene capacidad para ejercer una influencia significativa, aunque no control o control conjunto. Habitualmente, esta capacidad se manifiesta en una participación igual o superior al 20% de los derechos de voto de la entidad y se valorizan por el “método de la participación”.

Las entidades asociadas son aquellas entidades sobre las que el Banco tiene capacidad para ejercer una influencia significativa, aunque no control o control conjunto. Habitualmente, esta capacidad se manifiesta en una participación igual o superior al 20% de los derechos de voto de la entidad y se valorizan por el “método de la participación”.

11

BANCO SANTANDER CHILE Y AFILIADAS NOTAS A LOS ESTADOS FINANCIEROS CONSOLIDADOS AL 31 DE DICIEMBRE DE 2011 y 2010

NOTA N° 01 – PRINCIPALES CRITERIOS CONTABLES UTILIZADOS, continuación:

Las siguientes entidades son consideradas “Entidades asociadas”, en las cuales el Banco tiene participación y son reconocidas a través del método de participación:

	Porcentaje de Participación
Entidades Asociadas	Al 31 de Diciembre de
	2011	2010
Redbank S.A.	33,43%	33,43%
Transbank S.A.	32,71%	32,71%
Centro de Compensación Automatizado	33,33%	33,33%
Sociedad Interbancaria de Depósito de Valores S.A.	29,28%	29,28%
Cámara Compensación de Alto Valor S.A.	12,65%	12,65%
Administrador Financiero del Transantiago S.A.	20,00%	20,00%
Nexus S.A.	12,90%	12,90%

En el caso de Nexus S.A y Cámara Compensación de Alto Valor S.A. la administración posee un representante en el directorio de dichas sociedades, razón por la cual ha concluido que ejerce influencia significativa sobre las mismas.

Inversiones en otras sociedades

En este rubro son presentadas aquellas entidades en las cuales el Banco no posee control ni influencia significativa. Estas participaciones son presentadas al valor de compra (costo histórico).

c)   Interés no controlador

El interés no controlador representa la porción de las pérdidas y ganancias y los activos netos, de los cuales, directa o indirectamente, el Banco no es dueño. Es presentado separadamente dentro del Estado Consolidado de Resultados, y dentro del patrimonio en el Estado de Situación Financiera Consolidado, separadamente del patrimonio de los accionistas.

En el caso de las Entidades de Propósito Especial, el 100% de sus Resultados y Patrimonios es presentado en interés no controlador, debido a que el Banco solamente tiene control sobre éstas, pero no posee participación.

d)   Segmentos de operación

El Banco revela por separado la información sobre cada uno de los segmentos de operación que:

i.	haya identificado
ii.	exceda de los umbrales cuantitativos fijados de un segmento

Con frecuencia, los segmentos de operación con características económicas similares muestran un rendimiento financiero a largo plazo que es similar. Pueden agregarse dos o más segmentos de operación en uno sólo cuando la agregación resulte coherente con el principio básico de la Norma Internacional de Información Financiera 8 “Segmentos de Operación” (NIIF 8) y los segmentos tengan características económicas parecidas y sean similares en cada uno de los siguientes aspectos:

i.	la naturaleza de los productos y servicios;
ii.	la naturaleza de los procesos de producción;
iii.	el tipo o categoría de clientes a los que se destinan sus productos y servicios;
iv.	los métodos usados para distribuir sus productos o prestar servicios; y
v.	si fuera aplicable, la naturaleza del marco normativo, por ejemplo, bancario, de seguros, o de servicios públicos.

12

BANCO SANTANDER CHILE Y AFILIADAS NOTAS A LOS ESTADOS FINANCIEROS CONSOLIDADOS AL 31 DE DICIEMBRE DE 2011 y 2010

NOTA N° 01 – PRINCIPALES CRITERIOS CONTABLES UTILIZADOS, continuación:

El Banco informa por separado sobre cada uno de los segmentos de operación que alcance alguno de los siguientes umbrales cuantitativos:

i.	Sus ingresos de las actividades ordinarias informados, incluyendo tanto las ventas a clientes externos como las ventas o transferencias ínter segmentos, son iguales o superiores al 10 por ciento de los ingresos de las actividades ordinarias combinadas, internos y externos, de todos los segmentos de operación.

ii.	El importe de sus resultados informados es, en términos absolutos, igual o superior al 10 por ciento del importe que sea mayor entre (i) la ganancia combinada informada por todos los segmentos de operación que no hayan presentado pérdidas; y (ii) la pérdida combinada informada por todos los segmentos de operación que hayan presentado pérdidas.

iii.	Sus activos son iguales o superiores al 10 por ciento de los activos combinados de todos los segmentos de operación.

Los segmentos de operación que no alcancen ninguno de los umbrales cuantitativos se podrán considerar segmentos sobre los que debe informarse, en cuyo caso se revelará la información separada sobre los mismos, si la dirección estima que ella podría ser útil para los usuarios de los Estados Financieros Consolidados.

La información relativa a otras actividades de negocio de los segmentos de operación sobre los que no deba informarse se combina y se revela dentro de la categoría “Otros”.

De acuerdo con lo presentado, los segmentos del Banco se derivaron considerando que un segmento de operación es un componente de una unidad que:

i.	Contrata actividades de negocio de las cuales puede ganar ingresos e incurrir en gastos (incluyendo ingresos y gastos de transacciones con otros componentes de la misma entidad);
ii.	Sus resultados operacionales son regularmente revisados por el administrador de la entidad, quien toma decisiones acerca de los recursos designados al segmento y evalúa su rendimiento; y
iii.	En relación al cual se dispone de información financiera diferenciada.

e)     Moneda funcional y de presentación

El Banco, de acuerdo a la aplicación de la Norma Internacional de Contabilidad 21 “Efectos de las Variaciones en las Tasas de Cambio de la Moneda Extranjera” (NIC 21), ha definido como moneda funcional y de presentación el Peso Chileno, que es la moneda del entorno económico primario en el cual opera el Banco, además obedece a la moneda que influye en la estructura de costos e ingresos.

Por lo tanto, todos los saldos y transacciones denominados en otras monedas diferentes al Peso Chileno son considerados como “moneda extranjera”.

f)     Transacciones en moneda extranjera

El Banco otorga préstamos y recibe depósitos en montos denominados en monedas extranjeras, principalmente en Dólares Americanos. Los activos y pasivos denominados en moneda extranjera, solamente mantenidos por el Banco, son convertidos a Pesos Chilenos al tipo de cambio de mercado publicado por Reuters a las 1:30 p.m. del último día hábil del mes, el cual asciende a $ 520,35 por US$ 1 al 31 de Diciembre de 2011 ($ 467,95 por US$ 1 al 31 de Diciembre de 2010). Las filiales contabilizan sus posiciones en moneda extranjera al tipo de cambio observado informado por el Banco Central de Chile definido al cierre de las operaciones del último día hábil del mes, el cual asciende a $ 521,46 por US$ 1 al 31 de Diciembre de 2011 ($ 468,01 por US$ 1 al 31 de Diciembre de 2010). Considerando que el uso de estos tipos de cambios no causa diferencias significativas, se ha mantenido tales criterios en los Estados de Situación Financiera Consolidados.

El monto de las ganancias y pérdidas netas de cambio incluye el reconocimiento de los efectos de las variaciones en el tipo de cambio que tienen activos y pasivos denominados en monedas extranjeras y las ganancias o pérdidas por cambio de actuales y futuras transacciones tomadas por el Banco.

g)     Definiciones y clasificaciones de instrumentos financieros

i.   Definiciones

Un “Instrumento Financiero” es cualquier contrato que aumenta un activo financiero de una entidad y, simultáneamente, un pasivo financiero o instrumento de capital de otra entidad.

Un “Instrumento de Capital” es un ente jurídico que evidencia una participación residual en los activos de la entidad que lo emite una vez deducidos todos sus pasivos.

13

BANCO SANTANDER CHILE Y AFILIADAS NOTAS A LOS ESTADOS FINANCIEROS CONSOLIDADOS AL 31 DE DICIEMBRE DE 2011 y 2010

NOTA N° 01 – PRINCIPALES CRITERIOS CONTABLES UTILIZADOS, continuación:

Un “Derivado Financiero” es un instrumento financiero cuyo valor cambia como respuesta a los cambios en una variable observable de mercado (tal como un tipo de interés, de cambio, el precio de un instrumento financiero o un índice de mercado, incluyendo las calificaciones crediticias), cuya inversión inicial es muy pequeña en relación a otros instrumentos financieros con respuesta similar a los cambios en las condiciones de mercado y que se liquida, generalmente, en una fecha futura.

Los “Instrumentos Financieros Híbridos” son contratos que incluyen simultáneamente un contrato principal diferente de un derivado junto con un derivado financiero, denominado derivado implícito, que no es individualmente transferible y que tiene el efecto de que algunos de los flujos de efectivo del contrato híbrido varían de la misma manera que lo haría el derivado implícito considerado aisladamente.

ii. Clasificación de los activos financieros a efectos de valoración

Los activos financieros se presentan agrupados, en primer lugar, dentro de las diferentes categorías en las que se clasifican a efectos de su gestión y valoración.

Los activos financieros se incluyen a efectos de su valoración en alguna de las siguientes carteras:

-	Cartera de instrumentos para negociación (a valor razonable con cambios en resultados): Activos financieros adquiridos con el objeto de beneficiarse a corto plazo de las variaciones que experimenten sus precios. Dentro de esta agrupación se encuentra la cartera de instrumentos para negociación y los contratos de derivados financieros que no se consideran de cobertura contable.

-	Cartera de instrumentos de inversión disponibles para la venta: Valores representativos de deuda no clasificados como “inversión hasta el vencimiento”, “inversiones crediticias” o “a valor razonable con cambios en el Estado Consolidado de Resultados”. Los instrumentos de inversión disponibles para la venta son reconocidos inicialmente al costo, el cual incluye los costos de transacción, y son posteriormente ajustados a su valor razonable según los precios de mercado o valorizaciones obtenidas del uso de modelos internos cuando corresponda. Las utilidades o pérdidas no realizadas originadas por el cambio en el valor razonable son reconocidas con cargo o abono a “cuentas de valoración” dentro de Otros Resultados Integrales en el patrimonio. Cuando estas inversiones son enajenadas o se deterioran, el monto de los ajustes a valor razonable acumulados en Otros Resultados Integrales son traspasados al Estado Consolidado de Resultados bajo “Utilidad neta de operaciones financieras”.

-	Cartera de instrumentos de inversión hasta el vencimiento: Valores representativos de deuda, que se negocien en un mercado activo, que tienen una fecha de vencimiento precisa y dan lugar a pagos en fecha y por cuantías fijas o predeterminables y sobre los que se tiene la intención y capacidad demostrada de mantenerlos hasta el vencimiento. Las inversiones hasta el vencimiento se registran a su valor de costo más intereses y reajustes devengados, menos las provisiones por deterioro constituidas cuando su monto registrado es superior al valor presente de los flujos de caja futuros estimados.

-	Inversiones crediticias (créditos y cuentas por cobrar a clientes o adeudado por bancos): Corresponden al financiamiento concedido a terceros, de acuerdo con la naturaleza del mismo, sea cual sea la naturaleza del prestatario y la forma de financiamiento concedido. Se incluyen créditos y cuentas por cobrar a clientes, adeudado por bancos e incluso las operaciones de arrendamiento financiero en las que el Banco actúa como arrendador.

iii.   Clasificación de activos financieros a efectos de presentación

Los activos financieros se incluyen, a efectos de su presentación, según su naturaleza en los estados financieros consolidados, en las siguientes partidas:

-	Efectivo y depósitos en bancos: Este rubro comprende el dinero en efectivo, las cuentas corrientes y los depósitos a la vista en el Banco Central de Chile y en otras entidades financieras del país y del exterior. Los montos colocados en operaciones overnight se seguirán informando en este rubro y en las líneas o ítems que correspondan. Si no se indica un ítem especial para esas operaciones, ellas se incluirán junto con las cuentas que se informan.

-	Operaciones con liquidación en curso: Este rubro comprende los valores de los documentos en canje y los saldos por operaciones realizadas que, de acuerdo con lo pactado, no se liquidan el mismo día y compra de divisas que aún no se reciben.

-	Instrumentos para negociación: Comprende la cartera de instrumentos financieros para negociación y las inversiones en fondos mutuos que deben ser ajustadas a su valor razonable.

-	Contratos de derivados financieros: En este rubro se presentan los contratos de derivados financieros con valores razonables positivos. Incluye tanto los contratos independientes, como los derivados que deben y pueden ser separados de un contrato anfitrión, sean estos de negociación o de cobertura contable, tal como se muestra en la Nota 8 de los Estados de Situación Financiera Consolidados.

-	Derivados de negociación: incluye el valor razonable a favor del Banco de los derivados financieros que no formen parte de coberturas contables, incluido los derivados implícitos segregados de instrumentos financieros híbridos.

14

BANCO SANTANDER CHILE Y AFILIADAS NOTAS A LOS ESTADOS FINANCIEROS CONSOLIDADOS AL 31 DE DICIEMBRE DE 2011 y 2010

NOTA N° 01 – PRINCIPALES CRITERIOS CONTABLES UTILIZADOS, continuación:

-	Derivados de cobertura: incluye el valor razonable a favor del Banco de los derivados designados como instrumentos de cobertura contable, incluido los derivados implícitos segregados de instrumentos financieros híbridos designados como instrumentos de cobertura contable.

-	Adeudado por bancos: En este rubro se presentan los saldos de las operaciones con bancos del país y del exterior, incluido el Banco Central de Chile, distintas de las que se reflejan en los rubros anteriores.

-	Créditos y cuentas por cobrar a clientes: Corresponden a las colocaciones por préstamos, son activos financieros no derivados con cobros fijos o determinados que no se encuentran cotizados en un mercado activo y que el Banco no tiene intención de vender inmediatamente o en el corto plazo. Cuando el Banco es el arrendador en un contrato de arrendamiento y, transfiere substancialmente todos los riesgos y beneficios incidentales sobre el activo arrendado, la transacción se presenta dentro de las colocaciones por préstamos.

-	Instrumentos de inversión: Son clasificados en dos categorías: inversiones hasta el vencimiento e instrumentos disponibles para la venta. La categoría de inversiones hasta el vencimiento incluye sólo aquellos instrumentos en que el Banco tiene la capacidad e intención de mantenerlos hasta su fecha de vencimiento. Los demás instrumentos de inversión se consideran como disponibles para la venta.

iv.   Clasificación de pasivos financieros a efectos de valoración

Los pasivos financieros se presentan agrupados, en primer lugar, dentro de las diferentes categorías en las que se clasifican a efectos de su gestión y valoración.

Los pasivos financieros se incluyen a efectos de su valoración en alguna de las siguientes carteras:

-	Cartera de negociación (a valor razonable con cambios en resultados): Pasivos financieros emitidos con el objetivo de beneficiarse a corto plazo de las variaciones que experimenten sus precios, los derivados financieros que no se consideran de cobertura contable y los pasivos financieros originados por la venta en firme de activos financieros adquiridos temporalmente o recibidos en préstamo (“posiciones cortas de valores”).

-	Pasivos financieros a costo amortizado: Pasivos financieros que no se incluyen en ninguna de las categorías anteriores y que responden a las actividades típicas de captación de fondos de las entidades financieras, cualquiera que sea su forma de instrumentalización y su plazo de vencimiento.

v.    Clasificación de pasivos financieros a efectos de presentación

Los pasivos financieros se incluyen, a efectos de su presentación según su naturaleza en los estados financieros consolidados, en las siguientes partidas:

-	Depósitos y otras obligaciones a la vista: En este rubro se incluyen todas las obligaciones a la vista, con excepción de las cuentas de ahorro a plazo, que por sus características especiales no se consideran a la vista. Se entiende que son obligaciones a la vista aquellas cuyo pago pudo ser requerido en el período, es decir, no se consideran a la vista aquellas operaciones que pasan a ser exigibles el día siguiente del cierre.

-	Operaciones con liquidación en curso: En este rubro se incluyen los saldos por operaciones de compra de activos que no se liquidan el mismo día y por venta de divisas que aún no se entregan.

-	Contratos de retrocompra y préstamos de valores: En este rubro se presentan los saldos correspondientes a las operaciones de venta de instrumentos con pacto y los préstamos de valores. De acuerdo con la normativa vigente, el Banco no registra como cartera propia aquellos papeles comprados con pactos de retroventa.

-	Depósitos y otras captaciones a plazo: En este rubro se presentan los saldos de las operaciones de captación en las cuales se ha establecido un plazo al cabo del cual se tornan exigibles.

-	Contratos de derivados financieros: En este rubro se presentan los contratos de derivados financieros con valores razonables negativos (esto es, en contra del Banco), sean estos de negociación o de cobertura contable, tal como lo demuestra la Nota 8.

-	Derivados de negociación: incluye el valor razonable en contra del Banco de los derivados financieros que no formen parte de coberturas contables, incluido los derivados implícitos segregados de instrumentos financieros híbridos.

-	Derivados de cobertura: incluye el valor razonable en contra del Banco de los derivados designados como instrumentos de cobertura contable, incluido los derivados implícitos segregados de instrumentos financieros híbridos designados como instrumentos de cobertura contable.

-	Obligaciones con bancos: Comprende las obligaciones con otros bancos del país, con bancos del exterior o con el Banco Central de Chile y que no fueron clasificadas en alguna definición anterior.

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BANCO SANTANDER CHILE Y AFILIADAS NOTAS A LOS ESTADOS FINANCIEROS CONSOLIDADOS AL 31 DE DICIEMBRE DE 2011 y 2010

NOTA N° 01 – PRINCIPALES CRITERIOS CONTABLES UTILIZADOS, continuación:

-	Instrumentos de deuda emitidos: Comprende tres rubros según se trate de obligaciones con letras de crédito, bonos subordinados o bonos corrientes, colocados en el mercado local o en el exterior.

-	Otras obligaciones financieras: En este rubro se incluyen las obligaciones crediticias con personas distintas de otros bancos del país o del exterior o del Banco Central de Chile, correspondientes a financiamientos u operaciones propias del giro.

h)    Valoración y registro de resultados de los activos y pasivos financieros

Generalmente, los activos y pasivos financieros se registran inicialmente por su valor razonable que, salvo evidencia en contrario, es el precio de la transacción. Los instrumentos no valorados por su valor razonable con cambios en resultados se ajustan con los costos de transacción. Posteriormente, y con ocasión de cada cierre contable, se procede a valorarlos de acuerdo con los siguientes criterios:

i.    Valoración de los activos financieros

Los activos financieros, excepto las inversiones crediticias y las inversiones a vencimiento, se valoran a su “valor razonable” sin deducir ningún costo de transacción por su venta.

Se entiende por “valor razonable” de un instrumento financiero, en una fecha dada, el importe por el que podría ser comprado o vendido en esa fecha entre dos partes, en condiciones de independencia mutua e informadas en la materia, que actuasen libre y prudentemente. La referencia más objetiva y habitual del valor razonable de un instrumento financiero es el precio que se pagaría por él en un mercado activo, transparente y profundo (“precio de cotización” o “precio de mercado”).

Cuando no existe precio de mercado para un determinado instrumento financiero, se recurre para estimar su valor razonable al establecido en transacciones recientes de instrumentos análogos y, en su defecto, a modelos de valoración suficientemente contrastados por la comunidad financiera internacional, teniéndose en consideración las peculiaridades específicas del instrumento a valorar y, muy especialmente, los distintos tipos de riesgo que el instrumento lleva asociado.

Todos los derivados se registran en el Estado de Situación Financiera Consolidado por su valor razonable desde su fecha de contratación. Si su valor razonable es positivo se registrarán como un activo y si éste es negativo se registrarán como un pasivo. En la fecha de contratación se entiende que, salvo prueba en contrario, su valor razonable es igual al precio de la transacción. Los cambios en el valor razonable de los derivados desde la fecha de contratación se registran con contrapartida en el Estado Consolidado de Resultados en el rubro “Utilidad neta de operaciones financieras”.

Concretamente, el valor razonable de los derivados financieros incluidos en las carteras de negociación se asimila a su cotización diaria y si, por razones excepcionales, no se puede establecer su cotización en una fecha dada, se recurre para valorarlos a métodos similares a los utilizados para valorar los derivados contratados en mercados no organizados. El valor razonable de estos derivados se asimila a la suma de los flujos de caja futuros con origen en el instrumento, descontados a la fecha de la valoración (“valor actual” o “cierre teórico”), utilizándose en el proceso de valoración métodos reconocidos por los mercados financieros: “valor actual neto” o modelos de determinación de precios de opciones, entre otros métodos.

El Banco durante el ejercicio 2011 ha conducido una recalibración del modelo de valoración de derivados, esta mejora consiste en la incorporación en la valorización de los derivados del “Ajuste de valoración de crédito” (CVA) para reflejar el riesgo de contraparte en la determinación del valor razonable. De acuerdo con NIC 8 “Políticas Contables: Cambios en las Estimaciones Contables y Errores”, esta modificación ha sido tratada como un cambio en una estimación contable y su efecto registrado en los resultados del periodo.

Las “Inversiones crediticias” y la “Cartera de instrumentos de inversión hasta el vencimiento” se valoran a su “costo amortizado”, utilizándose en su determinación el método del “tipo de interés efectivo”. Por “costo amortizado” se entiende el costo de adquisición de un activo o pasivo financiero corregido (en más o en menos, según sea el caso) por los reembolsos de principal y la parte imputada sistemáticamente al Estado Consolidado de Resultados de la diferencia entre el costo inicial y el correspondiente valor de reembolso al vencimiento. En el caso de los activos financieros, el costo amortizado incluye, además, las correcciones a su valor motivadas por el deterioro que hayan experimentado. En las inversiones crediticias cubiertas por operaciones de cobertura de valor razonable, se registran aquellas variaciones que se produzcan en su valor razonable relacionadas con el riesgo o con los riesgos cubiertos en dichas operaciones de cobertura, los cuales son contabilizados en “Utilidad neta de operaciones financieras”.

El “tipo de interés efectivo” es la tasa de descuento que iguala exactamente el valor inicial de un instrumento financiero a la totalidad de sus flujos de caja estimados por todos los conceptos a lo largo de su vida remanente. Para los instrumentos financieros a tipo de interés fijo, el tipo de interés efectivo coincide con el tipo de interés contractual establecido en el momento de su adquisición más, en su caso, las comisiones y costos de transacción que, por su naturaleza, formen parte de su rendimiento financiero. En los instrumentos financieros a tipo de interés variable, el tipo de interés efectivo coincide con la tasa de rendimiento vigente por todos los conceptos hasta la primera revisión del tipo de interés de referencia que vaya a tener lugar.

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BANCO SANTANDER CHILE Y AFILIADAS NOTAS A LOS ESTADOS FINANCIEROS CONSOLIDADOS AL 31 DE DICIEMBRE DE 2011 y 2010

NOTA N° 01 – PRINCIPALES CRITERIOS CONTABLES UTILIZADOS, continuación:

Los instrumentos de capital cuyo valor razonable no pueda determinarse de forma suficientemente objetiva y los derivados financieros que tengan como activo subyacente estos instrumentos y se liquiden mediante entrega de los mismos se mantienen a su costo de adquisición, corregido, en su caso, por las pérdidas por deterioro que hayan experimentado.

Los importes por los que figuran registrados los activos financieros representan, en todos los aspectos significativos, el máximo nivel de exposición al riesgo de crédito del Banco en cada fecha de presentación de los estados financieros. El Banco cuenta, por otro lado, con garantías tomadas y otras mejoras crediticias para mitigar su exposición al riesgo de crédito, consistentes, fundamentalmente, en garantías hipotecarias, de instrumentos de capital y personales, bienes cedidos en leasing, activos adquiridos con pacto de retrocompra, préstamos de valores y derivados.

ii.   Valoración de los pasivos financieros

Los pasivos financieros se valoran generalmente a su costo amortizado, tal y como éste ha sido definido anteriormente, excepto por los pasivos financieros designados como partidas cubiertas (o como instrumentos de cobertura) y pasivos financieros mantenidos para negociación, que se valoran a su valor razonable.

iii.   Técnicas de valoración

Los instrumentos financieros a valor razonable y determinados por cotizaciones publicadas en mercados activos comprenden deuda pública, deuda privada, acciones, posiciones cortas de valores y renta fija emitida.

En los casos donde no puedan observarse cotizaciones, la Administración realiza su mejor estimación del precio que el mercado fijaría utilizando para ello sus propios modelos internos que utilizan en la mayoría de los casos datos basados en parámetros observables de mercado como inputs significativos y, en limitadas ocasiones, utilizan inputs significativos no observables en datos de mercado. Para realizar esta estimación, se utilizan diversas técnicas, incluyendo la extrapolación de datos observables del mercado.

La mejor evidencia del valor razonable de un instrumento financiero en el momento inicial es el precio de la transacción, salvo que el valor de dicho instrumento pueda ser obtenido de otras transacciones realizadas en el mercado con el mismo o similar instrumento, o valorarse usando una técnica de valoración donde las variables utilizadas incluyan sólo datos observables en el mercado, principalmente tipos de interés.

Las principales técnicas usadas, al 31 de Diciembre de 2011 y 2010, por los modelos internos del Banco para determinar el valor razonable de los instrumentos financieros son descritas a continuación:

i.	En la valoración de instrumentos financieros que permiten una cobertura estática (principalmente “forwards” y “swaps”) se emplea el método del “valor presente”. Los flujos de caja futuros esperados se descuentan empleando las curvas de tipos de interés de las correspondientes divisas. Por regla general, las curvas de tipos de interés son datos observables en los mercados.

ii.	En la valoración de instrumentos financieros que requieren una cobertura dinámica (principalmente opciones estructuradas y otros instrumentos estructurados) se emplea, normalmente, el modelo de “Black-Scholes”. En su caso, se emplean inputs observables de mercado para obtener factores tales como el bid–offer dilusivo, tipos de cambio, volatilidad, correlación entre índices y liquidez del mercado.

iii.	En la valoración de determinados instrumentos financieros afectados por el riesgo de tipo de interés, tales como los futuros sobre tipos de interés, caps y floors, se utilizan el método del valor presente (futuros) y el modelo de “Black- Scholes” (opciones “plain vanilla”). Los principales inputs utilizados en estos modelos son principalmente datos observables en el mercado, incluyendo las correspondientes curvas de tipos de interés, volatilidades, correlaciones y tipos de cambio.

El valor razonable de los instrumentos financieros que se deriva de los modelos internos anteriores tiene en cuenta, entre otros, los términos de los contratos y datos observables de mercado, que incluyen tipos de interés, riesgo de crédito, tipos de cambio, cotizaciones de materias primas y acciones, volatilidad y prepagos. Los modelos de valoración no incorporan subjetividad significativa, dado que dichas metodologías pueden ser ajustadas y calibradas, en su caso, mediante el cálculo interno del valor razonable y su posterior comparación con el correspondiente precio negociado activamente.

iv.   Registro de resultados

Las variaciones del valor en libros de los activos y pasivos financieros se registran con contrapartida en el Estado Consolidado de Resultados; diferenciándose entre las que tienen su origen en el devengo de intereses y reajustes (que se registran en los rubros Ingresos por intereses y reajustes o Gastos por intereses y reajustes, según proceda); y las que correspondan a otras causas. Estas últimas se registran, por su importe neto, en el rubro Utilidad neta de operaciones financieras.

En el caso de instrumentos de negociación, los ajustes por valor razonable, resultados por interés, ajustes por tasas y diferencias de cambio, son incluidas en el Estado Consolidado de Resultados en el rubro “Utilidad neta de operaciones financieras”.

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BANCO SANTANDER CHILE Y AFILIADAS NOTAS A LOS ESTADOS FINANCIEROS CONSOLIDADOS AL 31 DE DICIEMBRE DE 2011 y 2010

NOTA N° 01 – PRINCIPALES CRITERIOS CONTABLES UTILIZADOS, continuación:

Los ajustes por cambios en el valor razonable con origen en:

-	Los “Instrumentos financieros disponibles para la venta” se registran en Otros Resultados Integrales bajo “Cuentas de Valoración” en el patrimonio consolidado del Banco.

-	Cuando los instrumentos de inversión disponibles para la venta son enajenadas o se deterioran, el monto de los ajustes a valor razonable acumulados bajo “Cuentas de Valoración” son reclasificados al Estado Consolidado de Resultados.

v.   Operaciones de cobertura

El Banco utiliza los derivados financieros para las siguientes finalidades

i)	facilitar dichos instrumentos a los clientes que los solicitan en la gestión de sus riesgos de mercado y de crédito,
ii)	utilizarlos en la gestión de los riesgos de las posiciones propias de las entidades del Banco y de sus activos y pasivos (“derivados de cobertura”), y
iii)	para aprovechar en beneficio propio las alteraciones que experimenten estos derivados en su valor “(derivados de negociación)”.

Todo derivado financiero que no reúna las condiciones que permiten considerarlo como de cobertura se trata a efectos contables como un “derivado de negociación”.

Para que un derivado financiero se considere de cobertura, necesariamente tiene que:

1.	Cubrir uno de los siguientes tres tipos de riesgo:

a.	De variaciones en el valor de los activos y pasivos debidas a oscilaciones, entre otras, en el tipo de interés y/o tipo de cambio al que se encuentre sujeta la posición o saldo a cubrir (“cobertura de valores razonables”);
b.	De alteraciones en los flujos de efectivo estimados con origen en los activos y pasivos financieros, compromisos y transacciones altamente probables que se prevean llevar a cabo (“cobertura de flujos de efectivo”);
c.	La inversión neta en un negocio en el extranjero (“cobertura de inversiones netas en negocios en el extranjero”).

2.	Eliminar eficazmente algún riesgo inherente al elemento o posición cubierto durante todo el plazo previsto de cobertura, lo que implica que:

a.	En el momento de la contratación de la cobertura se espera que, en condiciones normales, ésta actúe con un alto grado de eficacia (“eficacia prospectiva”).
b.	Exista una evidencia suficiente de que la cobertura fue realmente eficaz durante toda la vida del elemento o posición cubierto (“eficacia retrospectiva”

3.	Haberse documentado adecuadamente que la contratación del derivado financiero tuvo lugar específicamente para servir de cobertura de determinados saldos o transacciones y la forma en que se pensaba conseguir y medir esa cobertura, siempre que esta forma sea coherente con la gestión de los riesgos propios que lleva a cabo el Banco.

Las diferencias de valoración de las coberturas contables se registran según los siguientes criterios:

a.	En las coberturas de valor razonable, las diferencias producidas tanto en los elementos de cobertura como en los elementos cubiertos (en lo que refiere al tipo de riesgo cubierto) se reconocen directamente en la cuenta del Estado Consolidado de Resultados.

b.	En las coberturas del valor razonable del riesgo de tipo de interés de una cartera de instrumentos financieros, las ganancias o pérdidas que surgen al valorar los instrumentos de cobertura se reconocen directamente en el Estado Consolidado de Resultados, mientras que las ganancias o pérdidas debidas a variaciones en el valor razonable del importe cubierto (atribuibles al riesgo cubierto) se reconocen en el Estado Consolidado de Resultados utilizando como contrapartida “Utilidad neta de operaciones financieras”.

c.	En las coberturas de los flujos de efectivo, la parte eficaz de la variación del valor del instrumento de cobertura se registra en Otros Resultados Integrales en “Cuentas de valoración – Coberturas de flujos de efectivo” dentro del patrimonio, hasta el momento en que ocurran las transacciones previstas, registrándose entonces en el Estado Consolidado de Resultados, salvo que las transacciones previstas terminen en el reconocimiento de activos o pasivos no financieros, en cuyo caso son incluidos en el costo de dichos activos y pasivos no financieros.

d.	Las diferencias en valoración del instrumento de cobertura correspondientes a la parte ineficiente de las operaciones de cobertura de flujos de efectivo se llevan directamente al Estado Consolidado de Resultados, en “Utilidad neta de operaciones financieras”.

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BANCO SANTANDER CHILE Y AFILIADAS NOTAS A LOS ESTADOS FINANCIEROS CONSOLIDADOS AL 31 DE DICIEMBRE DE 2011 y 2010

NOTA N° 01 – PRINCIPALES CRITERIOS CONTABLES UTILIZADOS, continuación:

Si un derivado designado como de cobertura, bien por su finalización, por su inefectividad o por cualquier otra causa, no cumple los requisitos indicados anteriormente, a efectos contables, dicho derivado pasa a ser considerado como un “derivado de negociación”. Cuando la “cobertura de valores razonables” es discontinuada, los ajustes a valor razonable del valor libro de la partida cubierta generados por el riesgo cubierto son amortizados contra ganancias y perdidas desde dicha fecha.

Cuando se interrumpen las “coberturas de flujos de efectivo”, el resultado acumulado del instrumento de cobertura reconocido en Otros Resultados Integrales en “Cuentas de Valoración” de patrimonio (mientras la cobertura era efectiva) se continuará reconociendo en patrimonio hasta que la transacción cubierta ocurra, momento en el que se registrará en el Estado Consolidado de Resultados, salvo que se prevea que no se va a realizar la transacción, en cuyo caso se registran inmediatamente en el Estado Consolidado de Resultados.

vi.   Derivados implícitos en instrumentos financieros híbridos

Los derivados implícitos en otros instrumentos financieros o en otros contratos principales se registran separadamente como derivados cuando sus riesgos y características no están estrechamente relacionados con los de los contratos principales y siempre que dichos contratos principales no se encuentren clasificados en las categorías de “Otros activos (pasivos) financieros a valor razonable con cambios en resultados” o como “Cartera de instrumentos para negociación”.

vii.   Compensación de instrumentos financieros

Los activos y pasivos financieros son objeto de compensación, es decir, de presentación en el Estado de Situación Financiera Consolidado por su importe neto, sólo cuando las entidades dependientes tienen tanto el derecho, exigible legalmente, de compensar los importes reconocidos en los citados instrumentos, como la intención de liquidar la cantidad neta, o de realizar el activo y proceder al pago del pasivo de forma simultánea.

viii.   Baja de activos y pasivos financieros

El tratamiento contable de las transferencias de activos financieros está condicionado por el grado y la forma en que se traspasan a terceros los riesgos y beneficios asociados a los activos que se transfieren:

i.	Si los riesgos y beneficios se traspasan sustancialmente a terceros, caso de las ventas incondicionales, de las ventas con pacto de retrocompra por su valor razonable en la fecha de la retrocompra, de las ventas de activos financieros con una opción de compra adquirida o de venta emitida profundamente fuera de dinero, de las utilizaciones de activos en que el cedente no retiene financiaciones subordinadas ni concede ningún tipo de mejora crediticia a los nuevos titulares y otros casos similares, el activo financiero transferido se da de baja del Estado de Situación Financiera Consolidado, reconociéndose simultáneamente cualquier derecho u obligación retenido o creado como consecuencia de la transferencia.

ii.	Si se retienen sustancialmente los riesgos y beneficios asociados al activo financiero transferido, caso de las ventas de activos financieros con pacto de retrocompra por un precio fijo o por el precio de venta más un interés, de los contratos de préstamo de valores en los que el prestatario tiene la obligación de devolver los mismos o similares activos y otros casos análogos, el activo financiero transferido no se da de baja del Estado de Situación Financiera Consolidado y se continúa valorando con los mismos criterios utilizados antes de la transferencia. Por el contrario, se reconocen contablemente:

1.	Un pasivo financiero asociado por un importe igual al de la contraprestación recibida, que se valora posteriormente a su costo amortizado.
2.	Tanto los ingresos del activo financiero transferido (pero no dado de baja) como los gastos del nuevo pasivo financiero.

iii.	Si ni se transfieren ni se retienen sustancialmente los riesgos y beneficios asociados al activo financiero transferido – caso de las ventas de activos financieros con una opción de compra adquirida o de venta emitida que no están profundamente dentro ni fuera de dinero, de las securitizaciones en las que el cedente asume una financiación subordinada u otro tipo de mejoras crediticias por una parte del activo transferido y otros casos semejantes -, se distingue entre:

1.	Si la entidad cedente no retiene el control del activo financiero transferido: se da de baja del Estado de Situación Financiera Consolidado y se reconoce cualquier derecho u obligación retenido o creado como consecuencia de la transferencia.
2.	Si la entidad cedente retiene el control del activo financiero transferido: continúa reconociéndolo en el Estado de Situación Financiera Consolidado por un importe igual a su exposición a los cambios de valor que pueda experimentar y reconoce un pasivo financiero asociado al activo financiero transferido. El importe neto del activo transferido y el pasivo asociado será el costo amortizado de los derechos y obligaciones retenidos, si el activo transferido se mide por su costo amortizado, o el valor razonable de los derechos y obligaciones retenidos, si el activo transferido se mide por su valor razonable.

De acuerdo con lo anterior, los activos financieros sólo se dan de baja del Estado de Situación Financiera Consolidado cuando se han extinguido los derechos sobre los flujos de efectivo que generan o cuando se han transferido sustancialmente a terceros los riesgos y beneficios que llevan implícitos. De forma similar, los pasivos financieros sólo se dan de baja del Estado de Situación Financiera Consolidado cuando se han extinguido las obligaciones que generan o cuando se adquieren con la intención de cancelarlos o de recolocarlos de nuevo.

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BANCO SANTANDER CHILE Y AFILIADAS NOTAS A LOS ESTADOS FINANCIEROS CONSOLIDADOS AL 31 DE DICIEMBRE DE 2011 y 2010

NOTA N° 01 – PRINCIPALES CRITERIOS CONTABLES UTILIZADOS, continuación:

i)     Reconocimiento de ingresos y gastos

A continuación se resumen los criterios más significativos utilizados por el Banco para el reconocimiento de sus ingresos y gastos:

i.   Ingresos y gastos por intereses y conceptos asimilados

Los ingresos y gastos por intereses y conceptos asimilados a ellos se reconocen contablemente en función de su período de devengo, por aplicación del método de interés efectivo.

No obstante, cuando una determinada operación presenta una morosidad igual o superior a 90 días, cuando su origen corresponde a una operación refinanciada o renegociada o cuando el deudor, a juicio del Banco presenta un alto grado de riesgo de incumplimiento, los intereses y reajustes correspondientes a estas operaciones no son reconocidos en el Estado Consolidado de Resultados, a menos que estos sean efectivamente percibidos.

Estos intereses y reajustes, se denominan en términos generales como “suspendidos” y son registrados en cuentas de orden, las cuales no forman parte de Estado de Situación Financiera Consolidado, sino que son informados como parte de la información complementaria de éstos (Nota 28). Estos intereses son reconocidos como ingresos, cuando son efectivamente recaudados.

Los dividendos recibidos de sociedades, clasificados como “Inversiones en otras sociedades” son reconocidos en resultado cuando surge el derecho de recibirlos.

ii.   Comisiones, honorarios y conceptos asimilados

Los ingresos y gastos por comisiones y honorarios son reconocidos en el Estado Consolidado de Resultados utilizando distintos criterios según sea su naturaleza. Los más significativos son:

-	Los ingresos y gastos por comisiones y honorarios relacionados con activos y pasivos financieros medidos a valor razonable con cambios en resultados son reconocidos cuando son percibidos o pagados.
-	Aquellos que surgen de transacciones o servicios que se prolongan a lo largo del tiempo, los cuales son reconocidos durante la vida de tales transacciones o servicios.
-	Aquellos que responden a un acto singular, los cuales son reconocidos cuando se produce el acto que los origina.

iii.   Ingresos y gastos no financieros

Se reconocen contablemente de acuerdo con el criterio de devengo.

iv.   Comisiones en la formalización de préstamos

Las comisiones financieras que surgen en la formalización de préstamos, fundamentalmente las comisiones de apertura o de estudio e información, son periodificadas y registradas en el Estado Consolidado de Resultados a lo largo de la vida del préstamo. En el caso de las comisiones de apertura, se registra inmediatamente en el Estado Consolidado de Resultados la parte correspondientes a los costos directos relacionados incurridos en la formalización de dichas operaciones.

j)   Deterioro

i.   Activos financieros:

Un activo financiero, distinto de los activos medidos a valor razonable con cambios en resultados, es evaluado en cada fecha de presentación de los estados financieros para determinar si existe evidencia objetiva de deterioro.

Un activo financiero o un grupo de activos financieros estará deteriorado, y se habrá producido una pérdida por deterioro del valor si, y solo si, existe evidencia objetiva del deterioro como resultado de uno o más eventos que hayan ocurrido después del reconocimiento inicial del activo (un “evento que causa la pérdida”), y ese evento o eventos causantes de la pérdida tengan un impacto sobre los flujos de efectivo futuros estimados del activo financiero o del grupo de activos financieros.

Una pérdida por deterioro en relación con activos financieros registrados al costo amortizado, se calcula como la diferencia entre el importe en libros del activo y el valor presente de los flujos de efectivo futuros estimados, descontados al tipo de interés efectivo original del activo financiero.

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BANCO SANTANDER CHILE Y AFILIADAS NOTAS A LOS ESTADOS FINANCIEROS CONSOLIDADOS AL 31 DE DICIEMBRE DE 2011 y 2010

NOTA N° 01 – PRINCIPALES CRITERIOS CONTABLES UTILIZADOS, continuación:

Una pérdida por deterioro en relación con un activo financiero disponible para la venta se calcula en base a una significativa prolongada disminución en su valor razonable.

Los activos financieros individualmente significativos son examinados individualmente para determinar su deterioro. Los activos financieros restantes son evaluados colectivamente en grupos que comparten características de riesgo crediticio similares.

Todas las pérdidas por deterioro son reconocidas en resultado. Cualquier pérdida acumulada en relación con un activo financiero disponible para la venta reconocido anteriormente en patrimonio es transferido al resultado.

El reverso de una pérdida por deterioro ocurre solo si éste puede ser relacionado objetivamente con un evento ocurrido después de que éste fue reconocido. En el caso de los activos financieros registrados al costo amortizado y para los disponibles para la venta que son títulos de venta, el reverso es reconocido en el resultado. En el caso de los activos financieros que son títulos de renta variable, el reverso es reconocido directamente en patrimonio.

ii.	Activos no financieros:

El monto en libros de los activos no financieros del Banco, excluyendo propiedades de inversión son revisados en cada fecha de presentación de los estados financieros para determinar si existen indicios de deterioro. Si existen tales indicios, entonces se estima el monto a recuperar del activo.

En relación con otros activos, las pérdidas por deterioro reconocidas en períodos anteriores son evaluadas en cada fecha de presentación en búsqueda de cualquier indicio de que la pérdida haya disminuido o haya desaparecido. Una pérdida por deterioro se revertirá solo en la medida que no exceda al monto acumulado de perdidas por deterioro registradas.

k)	Activo fijo

Incluye el importe de los inmuebles, terrenos, mobiliario, vehículos, equipos de informática y otras instalaciones de propiedad de las entidades consolidadas o adquiridos en régimen de arrendamiento financiero. Los activos se clasificarán en función de su uso:

i.	Activo fijo de uso propio

El activo fijo de uso propio (que incluye, entre otros, los activos materiales recibidos por las entidades consolidadas para la liquidación, total o parcial, de activos financieros que representan derechos de cobro frente a terceros y a los que se prevé dar un uso continuado y propio, así como los que se están adquiriendo en régimen de arrendamiento financiero) se presenta a su costo de adquisición, menos su correspondiente depreciación acumulada y, si procede, las pérdidas por deterioro que resultan de comparar el valor neto de cada partida con su correspondiente importe recuperable.

A estos efectos, el costo de adquisición de los activos adjudicados se asimila al importe neto de los activos financieros entregados a cambio de su adjudicación.

El Banco y sus subsidiarias eligieron valorizar ciertos bienes del activo fijo a la fecha de transición a NIIF tanto por su valor razonable como al monto revaluado existente bajo la antigua normativa, y usar dichos valores como costo atribuido en dicha fecha de acuerdo con NIIF 1 párrafos D5 y D6. Por lo tanto, la corrección monetaria aplicada hasta el 31 de Diciembre de 2007 no fue reversada.

La depreciación se calcula, aplicando el método lineal, sobre el costo de adquisición de los activos menos su valor residual, entendiéndose que los terrenos sobre los que se asientan los edificios y otras construcciones tienen una vida indefinida y que, por tanto, no son objeto de depreciación.

21

BANCO SANTANDER CHILE Y AFILIADAS NOTAS A LOS ESTADOS FINANCIEROS CONSOLIDADOS AL 31 DE DICIEMBRE DE 2011 y 2010

NOTA N° 01 – PRINCIPALES CRITERIOS CONTABLES UTILIZADOS, continuación:

El Banco debe aplicar las siguientes vidas útiles a los bienes físicos que conformen el activo:

RUBRO	Vida Útil (Meses)

Terrenos	-
Cuadros y obras de arte	-
Bienes retirados por enajenar	-
Alfombras y cortinajes	36
Computadores y equipos periféricos	36
Vehículos	36
Software y sistemas computacionales	36
Cajeros automáticos y tele consultas	60
Máquinas y equipos en general	60
Mobiliario de oficina	60
Sistemas telefónicos y comunicación	60
Sistemas de seguridad	60
Derechos sobre líneas telefónicas	60
Sistemas de climatización	84
Instalaciones en general	120
Sistemas de seguridad (adquisiciones hasta Octubre 2002)	120
Construcciones	1.200

Con ocasión de cada cierre contable, las entidades consolidadas analizan si existen indicios de que el valor neto de los elementos de su activo material excede de su correspondiente importe recuperable, en cuyo caso, reducen el valor en libros del activo de que se trate hasta su importe recuperable y ajustan los cargos futuros por concepto de depreciación en proporción a su valor en libros ajustado y a su nueva vida útil remanente, en el caso de ser necesaria una reestimación de la misma.

De forma similar, cuando existen indicios de que se ha recuperado el valor de un activo material, las entidades consolidadas registran la reversión de la pérdida por deterioro contabilizada en períodos anteriores y ajustan en consecuencia los cargos futuros en concepto de su depreciación. En ningún caso la reversión de la pérdida por deterioro de un activo puede suponer el incremento de su valor en libros por encima de aquél que tendría si no se hubieran reconocido pérdidas por deterioro en ejercicios anteriores.

Asimismo, al menos al final del ejercicio, se procede a revisar las vidas útiles estimadas de los elementos del activo fijo de uso propio, de cara a detectar cambios significativos en las mismas que, de producirse, se ajustarán mediante la correspondiente corrección del cargo al Estado Consolidado de Resultados de ejercicios futuros de la cuota de depreciación en virtud de las nuevas vidas útiles.

Los gastos de conservación y mantenimiento de los activos materiales de uso propio se cargan a los resultados del ejercicio en que se incurren.

ii.	Activos cedidos en arrendamiento operativo

Los criterios aplicados para el reconocimiento del costo de adquisición de los activos cedidos en arrendamiento operativo, para su amortización, para la estimación de sus respectivas vidas útiles y para el registro de sus pérdidas por deterioro, coinciden con los descritos en relación con los activos fijos de uso propio.

l)	Leasing

i.	Leasing financiero

Los leasing financieros son arrendamientos que transfieren substancialmente todos los riesgos y beneficios desde el propietario del activo arrendado al arrendatario.

Cuando las entidades consolidadas actúan como arrendadoras de un bien, la suma de los valores presentes de los importes que recibirán del arrendatario más el valor residual garantizado, habitualmente el precio de ejercicio de la opción de compra del arrendatario a la finalización del contrato, se registra como un financiamiento a terceros, por lo que se incluye en el rubro “Créditos y cuentas por cobrar a clientes” del Estado de Situación Financiera Consolidado.

22

BANCO SANTANDER CHILE Y AFILIADAS NOTAS A LOS ESTADOS FINANCIEROS CONSOLIDADOS AL 31 DE DICIEMBRE DE 2011 y 2010

NOTA N° 01 – PRINCIPALES CRITERIOS CONTABLES UTILIZADOS, continuación:

Cuando las entidades consolidadas actúan como arrendatarias, presentan el costo de los activos arrendados en el Estado de Situación Financiera Consolidado según la naturaleza del bien objeto del contrato y, simultáneamente, un pasivo por el mismo importe (que será el menor del valor razonable del bien arrendado o de la suma de los valores presentes de las cantidades a pagar al arrendador más, en su caso, el precio de ejercicio de la opción de compra). Estos activos se deprecian con criterios similares a los aplicados al conjunto de los activos fijos de uso propio.

En ambos casos, los ingresos y gastos financieros con origen en estos contratos se abonan y cargan, respectivamente, al Estado Consolidado de Resultados, en los ítems “Ingresos por intereses” y “Gastos por intereses”, a fin de lograr una tasa constante de rendimiento durante el plazo del arrendamiento.

ii.	Leasing operativo

En las operaciones de arrendamiento operativo, la propiedad del bien arrendado, y sustancialmente todos los riesgos y beneficios que recaen sobre el bien, permanecen en el arrendador.

Cuando las entidades consolidadas actúan como arrendadoras, presentan el costo de adquisición de los bienes arrendados en el ítem “Activo fijo”. Estos activos se deprecian de acuerdo con las políticas adoptadas para los activos materiales similares de uso propio y los ingresos procedentes de los contratos de arrendamiento se reconocen en el Estado Consolidado de Resultados de forma lineal, en el ítem “Otros resultados operacionales”.

Cuando las entidades consolidadas actúan como arrendatarias, los gastos del arrendamiento incluyendo incentivos concedidos, en su caso, por el arrendador, se cargan linealmente a sus cuentas de pérdidas y ganancias consolidadas, en el rubro “Otros gastos operacionales” en el Estado Consolidado de Resultados.

iii.	Ventas con arrendamiento posterior

En el caso de ventas a su valor razonable con arrendamiento operativo posterior, los resultados generados se registran en el momento de la venta. En el caso de arrendamiento financiero posterior, los resultados generados se amortizan a lo largo del plazo de arrendamiento.

m)	Operaciones de factoring

Las operaciones de factoring se valorizan por los montos desembolsados por el Banco a cambio de las facturas u otros instrumentos de comercio representativos de crédito que el cedente entrega al Banco. La diferencia de precios entre las cantidades desembolsadas y el valor nominal real de los créditos se registra en el Estado Consolidado de Resultados como ingresos por intereses, a través del método del tipo de interés efectivo, durante el período de financiamiento.

En aquellos casos en que la cesión de estos instrumentos se realiza sin responsabilidad por parte del cedente, es el Banco quien asume los riesgos de insolvencia de los obligados al pago.

n)	Activos intangibles

Los activos intangibles son identificados como activos no monetarios (separados de otros activos) sin sustancia física que surge como resultado de una transacción legal o son desarrollados internamente por las entidades consolidadas. Son activos cuyo costo puede ser estimado confiablemente y por los cuales las entidades consolidadas consideran probable que sean reconocidos beneficios económicos futuros.

Los activos intangibles son reconocidos inicialmente a su costo de adquisición o producción y son subsecuentemente medidos a su costo menos cualquier amortización acumulada o menos cualquier pérdida por deterioro acumulada.

Software desarrollado internamente

Los software desarrollados internamente son reconocidos como un activo intangible si, entre otros requisitos (básicamente la capacidad del Banco para usarlo o venderlo), puede ser identificado y tienen capacidad para generar beneficios económicos futuros. La estimación de la vida útil del software es de 3 años.

Los activos intangibles son amortizados linealmente utilizando la vida útil estimada, la cual se ha definido en 36 meses.

Los gastos en actividades de investigación son reconocidos como un gasto en el año en que estos son incurridos y no son posteriormente capitalizados.

o)	Efectivo y efectivo equivalente

Para la elaboración del estado de flujo de efectivo se ha utilizado el método indirecto, en el que partiendo del resultado consolidado del Banco antes de impuestos se incorporan las transacciones no monetarias, así como de los ingresos y gastos asociados con flujos de efectivo de actividades clasificadas como de inversión o financiamiento.

23

BANCO SANTANDER CHILE Y AFILIADAS NOTAS A LOS ESTADOS FINANCIEROS CONSOLIDADOS AL 31 DE DICIEMBRE DE 2011 y 2010

NOTA N° 01 – PRINCIPALES CRITERIOS CONTABLES UTILIZADOS, continuación:

Para la elaboración del estado de flujos de efectivo se toman en consideración los siguientes conceptos:

i.	Flujos de efectivo: las entradas y salidas de efectivo y de efectivo equivalentes, entendiendo por éstas los saldos en partidas tales como: depósitos en el Banco Central de Chile, depósitos en Bancos Nacionales, depósitos en el exterior.
ii.	Actividades operacionales: corresponden a las actividades normales realizadas por los bancos, así como otras actividades que no pueden ser calificadas como de inversión o de financiamiento.
iii.	Actividades de inversión: corresponden a la adquisición, enajenación o disposición por otros medios, de activos a largo plazo y otras inversiones no incluidas en el efectivo y equivalente de efectivo.
iv.	Actividades de financiamiento: las actividades que producen cambios en el tamaño y composición del patrimonio neto y de los pasivos que no forman parte de las actividades operacionales o de inversión.

p)	Provisiones por riesgo de crédito

El Banco ha establecido provisiones para probables pérdidas en créditos y cuentas por cobrar a clientes de acuerdo con las instrucciones emitidas por la Superintendencia de Bancos e Instituciones Financieras y los modelos de calificación y evaluación de riesgo de crédito aprobado por el Comité de Directores.

El Banco ha construido modelos para la determinación de provisiones por riesgo de crédito apropiados de acuerdo al tipo de cartera u operaciones, para lo cual, los créditos y cuentas por cobrar a clientes se dividen en tres categorías:

i.	Colocaciones de consumo,
ii.	Colocaciones para vivienda, y
iii.	Colocaciones comerciales.

A continuación se describen los modelos utilizados en la determinación de las provisiones por riesgo de crédito:

I.	Provisiones para las evaluaciones individuales de las colocaciones comerciales

La evaluación individual de los deudores es necearía de acuerdo a lo establecido por la SBIF cuando se trate de empresas que por su tamaño, complejidad o nivel de exposición con la entidad, sea necesario conocerlas y analizarlas en detalle.

El Banco para efectos de constituir sus provisiones asigna una categoría de riesgo para cada deudor y sus respectivos préstamos y créditos contingentes, previa asignación a una de las categorías de cartera: Normal, Subestándar e Incumplimiento. Los factores de riesgo utilizados en la asignación son: la industria o el sector, situación del negocio, socios y administración, su situación financiera y capacidad de pago; y el comportamiento de pago.

Las categorías de cartera y sus definiciones son las siguientes:

i.	Cartera en Cumplimiento Normal, la cual corresponde a deudores cuya capacidad de pago les permite cumplir con sus obligaciones y compromisos, y no se visualiza que esta condición cambie, de acuerdo a la situación económica-financiera. Las clasificaciones asignadas a esta cartera son las categorías A1 hasta A6.

ii.	Cartera Subéstandar, incluye deudores con dificultades financieras o empeoramiento significativo de su capacidad de pago y sobre los que hay dudas razonables acerca del reembolso total del capital e intereses en los términos contractuales pactados, mostrando una baja holgura para cumplir con sus obligaciones financieras de corto plazo. Formaran parte de esta cartera aquellos deudores que en el último tiempo han presentado morosidades superiores a 90 días. Las clasificaciones asignadas a esta cartera son las categorías B1 hasta B4.

iii.	Cartera en Incumplimiento, incluye a los deudores y sus créditos para los cuales se considera remota su recuperación, pues muestran una deteriorada o nula capacidad de pago, forman parte de esta cartera aquellos deudores con indicios evidentes de una posible quiebra, aquellos que requieren una reestructuración forzada de deudas y cualquier deudor que presente un atraso igual o superior a 90 días en el pago de intereses o capital. Las clasificaciones asignadas a esta cartera son las categorías C1 hasta C6.

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BANCO SANTANDER CHILE Y AFILIADAS NOTAS A LOS ESTADOS FINANCIEROS CONSOLIDADOS AL 31 DE DICIEMBRE DE 2011 y 2010

NOTA N° 01 – PRINCIPALES CRITERIOS CONTABLES UTILIZADOS, continuación:

Carteras en Cumplimiento Normal y Subestándar

Como parte del análisis individual de los deudores, el Banco clasifica a los deudores en las siguientes categorías, asignándoles los porcentajes de probabilidad de incumplimiento y de pérdida dado el incumplimiento, los cuales dan como resultado los porcentajes de pérdida esperada:

Tipo de Cartera	Categoría del Deudor	Probabilidad de Incumplimiento (%)	Pérdida dado el Incumplimiento (%)	Pérdida Esperada (%)
	A1	0,04	90,0	0,03600
	A2	0,10	82,5	0,08250
Cartera Normal	A3	0,25	87,5	0,21875
	A4	2,00	87,5	1,75000
	A5	4,75	90,0	4,27500
	A6	10,00	90,0	9,00000
	B1	15,00	92,5	13,87500
Cartera Subestándar	B2	22,00	92,5	20,35000
	B3	33,00	97,5	32,17500
	B4	45,00	97,5	43,87500

El Banco para determinar el monto de provisiones, primeramente determina la exposición afecta, la cual abarca el valor contable de los préstamos y cuentas por cobrar del cliente más los créditos contingentes, menos los importes que sean factibles de recuperar a través de la ejecución de las garantías, a dicha exposición se le aplica los porcentajes de perdida respectivos.

La fórmula establecida para este cálculo es la siguiente:

Provisióndeudor = (EAP –EA)x(PIdeudor/100)x(PDIdeudor/100) + EA x(PIaval/100)x(PDIaval/100)

Dónde:

EAP = Exposición afecta a provisiones

EA = Exposición avalada

EAP = (Prestamos + Créditos Contingentes) – Garantías financieras o reales

Sin perjuicio de lo anterior, el Banco mantiene un porcentaje de provisión mínimo de 0,5% sobre las colocaciones y créditos contingentes de la cartera normal, el cual se contabiliza como “ajuste a provisión mínima” dentro del rubro Provisiones por Contingencias del pasivo.

Cartera en Incumplimiento

Para efectos de constituir las provisiones sobre la cartera en incumplimiento, primeramente se determina una tasa de pérdida esperada, deduciendo los montos susceptibles de recuperar vía ejecución de garantías y el valor presente de las recuperaciones obtenidas a través de acciones de cobranza neto de gastos asociados.

Una vez determinado el rango de pérdida esperada, se aplica el porcentaje de provisión respectivo sobre el monto exposición que comprende los préstamos maslos créditos contingentes del mismo deudor.

25

BANCO SANTANDER CHILE Y AFILIADAS NOTAS A LOS ESTADOS FINANCIEROS CONSOLIDADOS AL 31 DE DICIEMBRE DE 2011 y 2010

NOTA N° 01 – PRINCIPALES CRITERIOS CONTABLES UTILIZADOS, continuación:

Los porcentajes de provisión que son aplicados sobre la exposición son los siguientes:

Clasificación	Rango de pérdida estimada	Provisión
C1	Hasta 3%	2%
C2	Más de 3% hasta 20%	10%
C3	Más de 20% hasta 30%	25%
C4	Más de 30% hasta 50%	40%
C5	Más de 50% hasta 80%	65%
C6	Más de 80%	90%

La fórmula establecida para este cálculo es la siguiente:

Tasa de Pérdida Esperada = (E-R)/E

Provisión = Ex(PP/100)

Dónde:

E = Monto de la Exposición

R = Monto Recuperable

PP = Porcentaje de provisión

II.	Provisiones de evaluación grupal

Las evaluaciones grupales resultan pertinentes para abordar un alto número de operaciones cuyos montos individuales son bajos y se trate de personas naturales o de empresas de tamaño pequeño.

Los niveles de provisiones requeridas han sido determinados por el Banco, de acuerdo a la determinación de pérdida de los créditos, mediante la clasificación de la cartera de colocaciones usando un modelo basado en las características de los deudores, su historial de pago y sus préstamos pendientes. Deudores y colocaciones con similares características pueden ser agrupados y a cada grupo se le asignará un nivel de riesgo.

Las evaluaciones grupales de que se trata requieren de la conformación de grupos de créditos con características homogéneas en cuanto a tipo de deudores y condiciones pactadas, a fin de establecer, mediante estimaciones técnicamente fundamentadas y siguiendo criterios prudenciales, tanto el comportamiento de pago del grupo de que se trate como de las recuperaciones de sus créditos deteriorados y, consecuentemente, constituir las provisiones necesarias para cubrir el riesgo de la cartera.

Banco Santander Chile, utiliza metodologías de provisiones para la cartera definida como Grupal, donde incluye créditos comerciales para deudores no evaluados individualmente, créditos para vivienda y consumo (incluyendo cuotas, tarjetas y líneas). El modelo utilizado aplica tasas de pérdidas históricas por segmento y perfil de riesgo sobre los créditos y cuentas por cobrar a clientes correspondientes a cada cartera para su respectiva constitución de provisiones.

Provisiones de colocaciones para créditos de consumo

El modelo de provisiones de la cartera de consumo segmenta la cartera en cuatro grupos, constituyendo un modelo para cada uno de ellos:

•	Clientes normales nuevos
•	Clientes normales antiguos
•	Clientes renegociados nuevos
•	Clientes renegociados antiguos

26

BANCO SANTANDER CHILE Y AFILIADAS NOTAS A LOS ESTADOS FINANCIEROS CONSOLIDADOS AL 31 DE DICIEMBRE DE 2011 y 2010

NOTA N° 01 – PRINCIPALES CRITERIOS CONTABLES UTILIZADOS, continuación:

Cada modelo es segmentado por perfil de riesgo, para diferenciar el riesgo de cada cartera de una manera más adecuada y ordenada. El método de perfilamiento se establece en base a un método de construcción estadístico, estableciendo una relación a través de una regresión logística entre variables tales como; morosidad, comportamiento externo, variables socio-demográficas, otras y una variable de respuesta que determina el riesgo del cliente, en este caso mora igual o superior a 90 días. Posteriormente se establecen perfiles comunes relacionados a un orden lógico y con tasas de pérdidas diferenciadas.

Las tasas de pérdidas se definen a través de la metodología “Vintage de Castigos Netos” (castigos netos de recuperos); es decir, se establece el período donde se maximiza o estabiliza las pérdidas de las distintas “camadas” por cada uno de los modelos. Una vez obtenido el período de estabilización, se aplica a cada perfil de cada modelo para obtener la tasa de castigo asociada a dicho período.

Provisión de colocación para vivienda y comerciales

Las provisiones de colocaciones para vivienda están directamente relacionadas con la madurez de las colocaciones.

En el caso de los modelos vivienda y comerciales, se utilizan segmentos de negocio, perfiles de riesgo y tramos de morosidad, constituyendo una matriz donde se alojan las tasas de pérdidas para cada combinación de segmento, perfil, y morosidad. Las tasas de pérdidas se elaboran a través de mediciones históricas y estimaciones estadísticas dependiendo del segmento y de la cartera o producto.

El Banco, dentro de su proceso de mejoramiento de los modelos de provisiones y en base a su experiencia, ha recalibrado sus modelos de provisiones vivienda y comercial lo cual generó un efecto en resultados de MM$ 16.258 y MM$ 16.560 respectivamente de mayores provisiones. El efectos de estas mejoras, al tratarse de un cambio en una estimación, de acuerdo a la Norma Internacional de Contabilidad N° 8 “Políticas Contables, Cambios en las Estimaciones Contables y Errores” (NIC 8), se registró en el Estado Consolidado de Resultados del ejercicio.

III.	Provisiones adicionales

Bajo las normas de la SBIF, a los bancos se les permite establecer provisiones por sobre los límites descritos anteriormente, a fin de resguardarse del riesgo de fluctuaciones económicas no predecibles que puedan afectar el entorno macroeconómico o la situación de un sector económico específico.

Estas provisiones de acuerdo a lo establecido en el número 10 del Capítulo B-1 del Compendio de Normas Contables de la SBIF, se informarán en el pasivo al igual que las provisiones sobre créditos contingentes.

IV.	Castigos

Por regla general, los castigos deben efectuarse cuando expiren los derechos contractuales sobre los flujos de efectivo. Al tratarse de colocaciones, aun cuando no ocurriera lo anterior, se procederá a castigar los respectivos saldos del activo de acuerdo con lo indicado en el título II del Capítulo B-2 del Compendio de Normas Contables de la Superintendencia de Bancos e Instituciones Financieras.

Los castigos de que se trata se refieren a las bajas en el Estado de Situación Financiera Consolidado del activo correspondiente a la respectiva operación incluyendo, por consiguiente, aquella parte que pudiera no estar vencida si se tratara de un crédito pagadero en cuotas o parcialidades, o de una operación de leasing (no existen castigos parciales).

Los castigos se contabilizan siempre con cargo a las provisiones por riesgo de crédito constituidas, de acuerdo con lo indicado en el Capítulo B-1 del Compendio de Normas Contables, cualquiera sea la causa por la cual se procede al castigo. Los pagos posteriores que se obtuvieran por las operaciones castigadas se reconocerán en el Estado Consolidado de Resultados como Recuperaciones de créditos castigados.

Los castigos de los créditos y cuentas por cobrar se realizan sobre las cuotas vencidas, morosas y vigentes, y el plazo debe computarse desde el inicio de su mora, es decir, efectuarse cuando el tiempo de mora de una cuota o porción de crédito de una operación alcance el plazo para castigar que se dispone a continuación:

Tipo de colocación	Plazo

Créditos de consumo con o sin garantías reales	6 meses
Otras operaciones sin garantías reales	24 meses
Créditos comerciales con garantías reales	36 meses
Créditos hipotecarios para vivienda	48 meses
Leasing de consumo	6 meses
Otras operaciones de leasing no inmobiliario	12 meses
Leasing inmobiliario (comercial y vivienda)	36 meses

27

BANCO SANTANDER CHILE Y AFILIADAS NOTAS A LOS ESTADOS FINANCIEROS CONSOLIDADOS AL 31 DE DICIEMBRE DE 2011 y 2010

NOTA N° 01 – PRINCIPALES CRITERIOS CONTABLES UTILIZADOS, continuación:

Cualquier renegociación de un crédito ya castigado no dará origen a ingresos, mientras la operación siga teniendo la calidad de deteriorada, debiendo tratarse los pagos efectivos que se reciban, como recuperaciones de créditos castigados.

El crédito renegociado sólo se podrá reingresar al activo si deja de tener la calidad de deteriorado, reconociendo también el ingreso por la activación como recuperación de créditos castigados.

V.	Recuperaciones de créditos y cuentas por cobrar a clientes previamente castigados

Las recuperaciones de créditos y cuentas por cobrar a clientes, previamente castigados, son registradas en el Estado Consolidado de Resultados como una reducción de las provisiones por riesgo de crédito.

q)	Provisiones, activos y pasivos contingentes

Las provisiones son pasivos en los que existe incertidumbre acerca de su cuantía o vencimiento. Estas provisiones se reconocen en el Estado de Situación Financiera Consolidado cuando se cumplen los siguientes requisitos en forma copulativa:

i.	Es una obligación presente (legal o constructiva) como resultado de hechos pasados y,

ii.	A la fecha de los estados financieros es probable que el Banco tenga que desprenderse de recursos para cancelar la obligación y la cuantía de estos recursos puedan medirse de manera fiable.

Un activo o pasivo contingente es toda obligación surgida de hechos pasados cuya existencia quedará confirmada sólo si llegan a ocurrir uno o más sucesos futuros inciertos y que no están bajo el control del Banco.

Se califican como contingentes en información complementaria lo siguiente:

i.	Avales y fianzas: Comprende los avales, fianzas y cartas de crédito stand by a que se refiere el Capítulo 8-10 de la Recopilación Actualizada de Normas. Además, comprende las garantías de pago de los compradores en operaciones de factoraje, según lo indicado en el Capítulo 8-38 de dicha Recopilación.

ii.	Cartas de crédito del exterior confirmadas: Corresponde a las cartas de crédito confirmadas por el Banco.

iii.	Cartas de crédito documentarias: Incluye las cartas de créditos documentarias emitidas por el Banco, que aún no han sido negociadas.

iv.	Boletas de garantía: Corresponde a las boletas de garantía enteradas con pagaré a que se refiere el Capítulo 8-11 de la Recopilación Actualizada de Normas.

v.	Cartas de garantía interbancarias: Corresponde a las cartas de garantía emitidas según lo previsto en el título II del Capítulo 8-12 de la Recopilación Actualizada de Normas.

vi.	Líneas de crédito de libre disposición: Considera los montos no utilizados de líneas de crédito que permiten a los clientes hacer uso del crédito sin decisiones previas por parte del Banco (por ejemplo, con el uso de tarjetas de crédito o sobregiros pactados en cuentas corrientes).

vii.	Otros compromisos de crédito: Comprende los montos no colocados de créditos comprometidos, que deben ser desembolsados en una fecha futura acordada o cursados al ocurrir los hechos previstos contractualmente con el cliente, como puede suceder en el caso de líneas de crédito vinculadas al estado de avance de proyectos de construcción o similares.

viii.	Otros créditos contingentes: Incluye cualquier otro tipo de compromiso de la entidad que pudiere existir y que puede dar origen a un crédito efectivo al producirse ciertos hechos futuros. En general, comprende operaciones infrecuentes tales como la entrega en prenda de instrumentos para garantizar el pago de operaciones de crédito entre terceros u operaciones con derivados contratados por cuenta de terceros que puedan implicar una obligación de pago y no se encuentran cubiertos con depósitos.

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BANCO SANTANDER CHILE Y AFILIADAS NOTAS A LOS ESTADOS FINANCIEROS CONSOLIDADOS AL 31 DE DICIEMBRE DE 2011 y 2010

NOTA N° 01 – PRINCIPALES CRITERIOS CONTABLES UTILIZADOS, continuación:

Las cuentas anuales consolidadas recogen todas las provisiones significativas con respecto a las cuales se estima que la probabilidad de que se tenga que atender la obligación es mayor que de lo contrario.

Las provisiones son re-estimadas con ocasión de cada cierre contable y se utilizan para afrontar las obligaciones específicas para las cuales fueron originalmente reconocidas; procediéndose a su reversión, total o parcial, cuando dichas obligaciones dejan de existir o disminuyen.

Las provisiones se clasifican en función de las obligaciones cubiertas, siendo estas las siguientes:

-	Provisiones para beneficios y remuneraciones del personal
-	Provisión para dividendos mínimos
-	Provisiones por riesgo de créditos contingentes
-	Provisiones por contingencias

r)	Impuesto a la renta e impuestos diferidos

El Banco reconoce, cuando corresponde, activos y pasivos por impuestos diferidos por la estimación futura de los efectos tributarios atribuibles a diferencias entre los valores contables de los activos, pasivos y sus valores tributarios. La medición de los activos y pasivos por impuestos diferidos se efectúa en base a la tasa de impuesto que, de acuerdo a la legislación tributaria vigente, se deba aplicar en el año en que los activos y pasivos por impuestos diferidos sean realizados o liquidados. Los efectos futuros de cambios en la legislación tributaria o en las tasas de impuestos son reconocidos en los impuestos diferidos a partir de la fecha en que la ley que aprueba dichos cambios sea publicada.

s)	Uso de estimaciones

La preparación de los estados financieros requiere que la Administración realice juicios, estimaciones y supuestos que afectan la aplicación de las políticas de contabilidad y los montos de activos, pasivos, ingresos y gastos presentados. Los resultados reales pueden diferir de estas estimaciones.

En ciertos casos los principios contables generalmente aceptados requieren que los activos o pasivos sean registrados o presentados a su valor razonable. El valor razonable es el monto al cual un activo puede ser intercambiado, o un pasivo cancelado entre un comprador y un vendedor interesado y debidamente informado, que realizan una transacción libre. Cuando los precios de mercado en mercados activos están disponibles han sido utilizados como base de valoración. Cuando los precios de mercado en mercados activos no están disponibles, el Banco ha estimado aquellos valores basado en la mejor información disponible, incluyendo el uso de modelos internos valorización y otras técnicas de evaluación.

El Banco ha establecido provisiones para cubrirse de posibles pérdidas por créditos de acuerdo a las regulaciones emitidas por la Superintendencia de Bancos e Instituciones Financieras. Estas regulaciones requieren que para estimar las provisiones, sean éstas evaluadas regularmente tomando en consideración factores como cambios en la naturaleza y tamaño de la cartera de créditos, tendencias en la cartera prevista, calidad crediticia y condiciones económicas que puedan afectar a la capacidad de pago de los deudores. Los incrementos en provisiones por riesgo de créditos son presentadas como “Provisiones por riesgo de crédito” en el Estado Consolidado de Resultados. Los préstamos son castigados cuando la Administración determina que el préstamo o una parte de este no puede ser cobrado. Los castigos son registrados como una reducción de las provisiones por riesgo de crédito.

Las estimaciones y supuestos relevantes son revisados regularmente por la Administración del Banco a fin de cuantificar algunos activos, pasivos, ingresos, gastos y compromisos. Las revisiones de las estimaciones contables son reconocidas en el período en que la estimación es revisada y en cualquier período futuro afectado.

Principalmente, estas estimaciones, realizadas en función de la mejor información disponible, se refieran a:

-	Las pérdidas por deterioros de determinados activos (Notas 8, 9, 10 y 35)
-	La vida útil de los activos materiales e intangibles (Notas 14, 15 y 35)
-	El valor razonable de activos y pasivos (Notas 6, 7, 8, 12 y 39)
-	Contingencias y compromisos (Nota 24)
-	Impuestos corrientes e impuestos diferidos (Nota 16)

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BANCO SANTANDER CHILE Y AFILIADAS NOTAS A LOS ESTADOS FINANCIEROS CONSOLIDADOS AL 31 DE DICIEMBRE DE 2011 y 2010

NOTA N° 01 – PRINCIPALES CRITERIOS CONTABLES UTILIZADOS, continuación:

t)	Activos no corrientes mantenidos para la venta

Los activos no corrientes (o grupo enajenable que comprende activos y pasivos) que se espera sean recuperados principalmente a través de ventas en lugar de ser recuperados mediante su uso continuo son clasificados como mantenidos para la venta. Inmediatamente antes de esta clasificación, los activos (o elementos de un grupo enajenable) son vueltos a medir de acuerdo con las políticas contables del Banco. A partir de ese momento, los activos (o grupo de enajenación) son medidos al menor valor entre el valor en libros y el valor razonable menos el costo de ventas.

Cualquier pérdida por deterioro es primero asignado al goodwill y luego a los activos y pasivos restantes en base a prorrateo, excepto en el caso que ninguna pérdida haya sido registrada en los activos financieros, los activos diferidos, los planes de activos de beneficios a los empleados y la propiedad de inversión, que siguen siendo evaluados según las políticas contables del Banco. Las pérdidas por deterioro en la clasificación inicial de mantenidas para la venta y con ganancias y pérdidas posteriores a la revalorización, son reconocidas en el resultado. Las ganancias no son reconocidas si superan cualquier pérdida acumulativa.

Al 31 de Diciembre de 2011 y 2010 el Banco no ha clasificado activos no corrientes como mantenidos para la venta.

Bienes recibidos o adjudicados en pago

Los bienes recibidos o adjudicados en pago de créditos y cuentas por cobrar a clientes son registrados, en el caso de las daciones en pago, al precio convenido entre las partes o, por el contrario, en aquellos casos donde no exista acuerdo entre estas, por el monto por el cual el Banco se adjudica dichos bienes en un remate judicial.

Posteriormente, estos bienes son valorizados por el menor importe entre el valor registrado en un inicio y su valor neto de realización, el cual corresponde a su valor razonable (valor de liquidez determinado a través de una tasación independiente) menos sus respectivos costos de ventas.

A lo menos una vez al año, el Banco realiza los análisis necesarios para actualizar su determinación del costo de venta de este tipo de activos. Al 31 de Diciembre de 2011 el costo de venta (costo para mantenerlo y enajenarlo) promedio estimado utilizado es de un 5,2% sobre el valor de tasación. Al 31 de Diciembre de 2010, el costo de venta promedio utilizado fue de 5,5% ..

En general, se estima que estos bienes serán enajenados dentro del plazo de un año contado desde su fecha de adjudicación. En cumplimiento de lo dispuesto por el artículo 84 de la Ley General de Bancos, aquellos bienes que no son vendidos dentro de dicho plazo, son castigados en una única cuota.

u)	Utilidad por acción

La utilidad básica por acción se determina dividiendo el resultado neto atribuido a los tenedores patrimoniales del Banco entre el número promedio ponderado de las acciones en circulación durante ese período.

El beneficio diluido por acción se determina de forma similar al beneficio básico, pero el número promedio ponderado de acciones en circulación se ajusta para tener en cuenta el efecto dilusivo potencial de las opciones sobre acciones, warrants y deuda convertible.

Al 31 de Diciembre de 2011 y 2010 el Banco no posee instrumentos que generen efectos dilusivos en el patrimonio.

v)	Adquisición (cesión) temporal de activos

Compras (ventas) de activos financieros bajo acuerdos de retroventa no opcional (retrocompra) a un precio fijo (“repos”) son reconocidos en el Estado de Situación Financiera Consolidado como una cesión (recepción) financiera, basada en la naturaleza del deudor (acreedor), en los ítems “Depósitos en el Banco Central de Chile”, “Depósitos en instituciones financieras” o “Créditos y cuentas por cobrar a clientes” (“Depósitos del Banco Central de Chile”, “Depósitos de instituciones financieras” o “Depósitos y captaciones”).

La diferencia entre los precios de compra y venta se registra como intereses financieros durante la vida del contrato.

w)	Patrimonios y fondos de inversión gestionados por el Banco

Los patrimonios administrados por las distintas sociedades que forman parte del perímetro de consolidación del Banco (Santander Asset Management S.A Administradora General de Fondos y Santander S.A. Sociedad Securitizadora) que son propiedad de terceros no se incluyen en el Estado de Situación Financiera Consolidado. Las comisiones generadas por esta actividad se incluyen en el saldo del rubro “Ingresos por comisiones” del Estado Consolidado de Resultados.

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BANCO SANTANDER CHILE Y AFILIADAS NOTAS A LOS ESTADOS FINANCIEROS CONSOLIDADOS AL 31 DE DICIEMBRE DE 2011 y 2010

NOTA N° 01 – PRINCIPALES CRITERIOS CONTABLES UTILIZADOS, continuación:

x)	Provisión dividendos mínimos

Al 31 de Diciembre de 2011 y 2010, el Banco reconoció un pasivo (provisión) por dividendos mínimos u obligatorios. Esta provisión se realiza en base a lo estipulado en el artículo 79 la Ley de Sociedades Anónimas, coincidente con la política interna de dividendos del Banco, la cual estipula que al menos se distribuirá el 30% del resultado neto del ejercicio, salvo acuerdo diferente adoptado en la junta de accionistas respectiva, por la unanimidad de las acciones emitidas. Esta provisión es registrada como una disminución de las “Utilidades Retenidas” bajo el concepto “Provisión dividendo mínimo” dentro del Estado Consolidado de Cambios en el Patrimonio.

Beneficios al Personal

i.	Retribuciones post – empleo – Plan de beneficio definido:

De acuerdo con los convenios colectivos laborales vigentes y otros acuerdos, el banco tiene asumido el compromiso de complementar las prestaciones de los sistemas públicos que correspondan a determinados empleados y a sus derecho habientes en los casos de jubilación, incapacidad permanente o fallecimiento, las remuneraciones e indemnizaciones pendientes de pago, aportaciones a sistemas de previsión para los empleados prejubilados y las atenciones sociales post-empleo.

Características del Plan:

Las principales características del Plan de Beneficios post – empleo impulsada por el Grupo Santander Chile son:

a.	Orientado a los Directivos del Grupo.
b.	El requisito general para optar a este beneficio, es estar en ejercicio de su cargo al momento de cumplir los 60 años.
c.	El Banco tomará un seguro (fondo de ahorro) a su nombre, por el cual deberá realizar periódicamente el pago de la respectiva prima (aporte).
d.	El Banco será el responsable de otorgar los beneficios en forma directa.

El Banco registra en la línea de “Provisiones por otros beneficios al personal” del pasivo del Estado de Situación Financiera Consolidado (o en el activo, en el rubro “Otros activos”, dependiendo del signo de la diferencia) el valor presente de los compromisos post-empleo de prestación definida, netos del valor razonable de los “activos del plan” y de las ganancias y/o pérdidas actuariales netas acumuladas no registradas, puestas de manifiesto en la valoración de estos compromisos que son diferidas en virtud del tratamiento de la denominada “banda de fluctuación”, y del “costo por los servicios pasados” cuyo registro se difiere en el tiempo, según se explica a continuación.

Se consideran “activos del plan” aquellos con los cuales se liquidarán directamente las obligaciones y reúnen las siguientes condiciones:

-	No son propiedad de las entidades consolidadas, sino de un tercero separado legalmente y sin el carácter de parte vinculada al Banco.
-	Sólo están disponibles para pagar o financiar retribuciones post-empleo y no pueden retornar a las entidades consolidadas, salvo cuando los activos que quedan en dicho plan son suficientes para cumplir todas las obligaciones del plan o de la entidad relacionadas con las prestaciones de los empleados actuales o pasados o para rembolsar las prestaciones de los empleados ya pagadas por el Banco.

Se consideran “ganancias y pérdidas actuariales” las que procedan de las diferencias entre hipótesis actuariales previas y la realidad y de cambios en las hipótesis actuariales utilizadas. El Banco aplica, por planes, el criterio de la “banda de fluctuación”, por lo que registra en el Estado Consolidado de Resultados la cuantía que resulta al dividir entre cinco el importe neto de las ganancias y/o pérdidas actuariales acumuladas no reconocidas al inicio de cada ejercicio que exceda el 10% del valor presente de las obligaciones o el 10% del valor razonable de los activos al inicio del ejercicio, el mayor de los dos.

El “costo de los servicios pasados” - que tiene su origen en modificaciones introducidas en las retribuciones post-empleo ya existentes o en la introducción de nuevas prestaciones - se reconoce en el Estado Consolidado de Resultados, linealmente, a lo largo del período comprendido entre el momento en el que surgen los nuevos compromisos y la fecha en la que el empleado tenga el derecho irrevocable a recibir las nuevas prestaciones.

Las retribuciones post-empleo se reconocen en el Estado Consolidado de Resultados de la siguiente forma:

-	El costo de los servicios del período corriente, entendido como el incremento del valor presente de las obligaciones que se origina como consecuencia de los servicios prestados en el ejercicio por los empleados en el rubro “Remuneraciones y gastos del personal”.
-	El costo por intereses, entendido como el incremento producido en el ejercicio del valor presente de las obligaciones como consecuencia del paso del tiempo. Cuando las obligaciones se presentan en el pasivo del Estado de Situación Financiera Consolidado netas de los activos afectos al plan, el costo de los pasivos que se reconocen en el Estado Consolidado de Resultados corresponden exclusivamente a las obligaciones registradas en el pasivo.
-	El rendimiento esperado de los activos del plan y las pérdidas y ganancias en su valor, menos cualquier costo originado por su administración y los impuestos que les afecten.
-	Las pérdidas y ganancias actuariales calculadas utilizando la “banda de fluctuación” y del costo de los servicios pasados no reconocidos, son registrados en el Estado Consolidado de Resultados en el rubro Remuneraciones y gastos del personal”

31

BANCO SANTANDER CHILE Y AFILIADAS NOTAS A LOS ESTADOS FINANCIEROS CONSOLIDADOS AL 31 DE DICIEMBRE DE 2011 y 2010

NOTA N° 01 – PRINCIPALES CRITERIOS CONTABLES UTILIZADOS, continuación:

ii.	Indemnizaciones por años de servicios:

Las indemnizaciones por años de servicios se registran sólo cuando éstas efectivamente se producen o cuando se dispone de un plan formal y detallado en el que se identifican las modificaciones fundamentales que se van a realizar, y siempre que se haya comenzado a ejecutar dicho plan o se haya anunciado públicamente sus principales características, o se desprendan hechos objetivos sobre su ejecución.

iii.	Beneficios basados en instrumentos de capital:

La entrega a los ejecutivos del Banco y sus afiliadas de instrumentos de capital como contraprestación a sus servicios, cuando dichos instrumentos se entregan una vez terminado un período específico de servicios, se reconoce como un gasto en el Estado Consolidado de Resultados en el rubro “Remuneraciones y gastos del personal”, a medida que los ejecutivos prestan sus servicios durante dicho período.

Estos beneficios no generan efectos dilusivos, ya que están basados en acciones de Banco Santander S.A. (matriz de Banco Santander Chile, radicada en España).

z)	Nuevos pronunciamientos contables

i.	Adopción de nuevas normas contables e instrucciones emitidas tanto por la Superintendencia de Bancos e Instituciones Financieras como por el International Accounting Standards Board

A la fecha de emisión de los presentes Estados de Situación Financiera Consolidados los nuevos pronunciamientos contables emitidos tanto por la Superintendencia de Bancos e Instituciones Financieras (“SBIF”) como por el International Accounting Standards Board, que han sido adoptados en su totalidad por el Banco, se detallan a continuación:

1)	Normas Contables emitidas por la Superintendencia de Bancos e Instituciones Financieras

Circular N°3.518 – El 2 de Febrero de 2011, la SBIF emitió esta circular con el objeto de complementar las instrucciones que rigen a contar de Enero de 2011 en relación a los Capítulos B-1 y B-3, con el objeto de precisar algunas instrucciones. Los cambios introducidos solo obedecen a la adición y eliminación de palabras del texto con el fin de aclarar las normas expuestas. Esta Circular no tuvo efectos significativos en estos estados financieros consolidados.

Circular N°3.523 – el 23 de Diciembre de 2011, la SBIF emitió circular que complementa las normas relativas a la aplicación de los límites de los artículos 80 N° 1 y 84 N° 1 de la Ley General de Bancos, referidas al límite de las inversiones en sociedades y sucursales en el exterior. Esta modificaciones persiguen precisar la forma en que debe computarse dicho límite.

En particular modifica los siguientes capítulos 11-7 y 12-1 de la Recopilación Actualizada de Normas, introduciendo la formula de calculo del porcentaje de inversión en un mismo país e introduciendo la referencia a dicho calculo, respectivamente. Adicionalmente, modifica capitulo 12-3 aclarando tratamiento de bienes y su ejecutabilidad. Esta Circular no tuvo efecto en estos estados financieros consolidados.

Circular N°3.521 – el 18 de Noviembre de 2011, la SBIF emitió circular a fin de actualizar diversas instrucciones contenidas en la Recopilación Actualizada de Normas, afectando principalmente los capítulos 3-1, 10-1, 12-3, 18-11, 19-2. Las principales modificaciones vienes dadas por la eliminación de conceptos obsoletos, cambio de nombre de instituciones, adecuación a normativa SBIF para auditores externos, adecuación a la actual operatoria bancaria (Créditos inherentes a la entrega anticipada de los títulos) y adecuación de limites para financiar obras públicas. Esta Circular no tuvo efectos significativos en estos estados financieros consolidados.

Carta Circular N° 1 – El 4 de Mayo de 2011, la SBIF notificó la emisión del Decreto Supremo N°1.512 el cual reglamenta los créditos universales de la Ley N°20.448, para ello solicitó adoptar las medidas que correspondiesen para dar cumplimiento a las disposiciones de dicho decreto el 24 de octubre. Los principales asuntos que debieron abordarse para el efecto, dicen relación con los sistemas para calcular la Carga Anual Equivalente, los términos en que debe entregarse la información al consumidor y el contenido de los contratos de los créditos universales, que la entidad fue obligada a ofrecer a partir de dicha fecha. El Banco ha realizado las modificaciones necesarias para adoptar el citado reglamento.

Circular N°3.510 – El 8 de Octubre de 2010, la SBIF emitió esta Circular con el objeto de adecuar los formatos a las nuevas instrucciones sobre provisiones y cubrir ciertas necesidades de información con un mayor desglose, se reemplaza el Capítulo C-3, “Estados Financieros Mensuales” del Compendio de Normas Contables. Los cambios introducidos en éste Capítulo obedecen solamente a la eliminación o creación de las líneas o ítems que se indican en el Anexo a esta Circular, los que se aplicaron a contar de la información referida al 31 de Enero de 2011.

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BANCO SANTANDER CHILE Y AFILIADAS NOTAS A LOS ESTADOS FINANCIEROS CONSOLIDADOS AL 31 DE DICIEMBRE DE 2011 y 2010

NOTA N° 01 – PRINCIPALES CRITERIOS CONTABLES UTILIZADOS, continuación:

Circular N°3.–03 - En Agosto de 2010 la SBIF emitió esta Circular la cual complementa y modifica las instrucciones relacionadas al Compendio de Normas Contables capítulos B-1, B-2, B-3 y C1 relacionadas con provisiones y carteras deterioradas. Los cambios aquí introducidos corresponden a nuevos textos y re- expresión de conceptos relacionados a tipos de créditos y carteras. Estas modificaciones regirán a partir del 01 de Enero del año 2011. Adicionalmente, esta circular introduce disposiciones relativas a provisiones adicionales contenidas en el N°9 del Capítulo B-1 las cuales tienen vigencia durante el año 2010. Los efectos en los estados financieros por la adopción de esta Circular se describen en Nota 2 “Cambios Contables”

2)	Normas Contables emitidas por el International Accounting Standards Board

Mejoras a Normas Internacionales de Información Financiera – El 06 de Mayo de 2010, el IASB emitió Mejoras a NIIF 2010, incorporando modificaciones a 7 Normas Internacionales de Información Financiera. Esta es la tercera colección de modificaciones emitidas bajo el proceso de mejoras anuales, las cuales se diseñaron para hacer necesarias, pero no urgentes, modificaciones a las NIIF. Las modificaciones son efectivas para períodos anuales que comienzan en o después del 01 de Julio de 2010 y para períodos anuales que comienzan en o después del 01 de Enero de 2011. La implantación de estas mejoras no tuvo un impacto significativo en los Estados Financieros Consolidados del Banco.

Enmienda CINIIF 14, NIC–19 - El límite sobre un activo por beneficios definidos, requerimientos de fondeo mínimo y su interacción – En Diciembre de 2009 el IASB emitió Prepago de un Requerimiento de fondeo mínimo, modificaciones a CINIIF 14 NIC 19 – El límite sobre un activo por beneficios definidos, requerimientos de fondeo mínimo y su interacción. Las modificaciones han sido realizadas para remediar una consecuencia no intencionada de CINIIF 14 donde se prohíbe a las entidades en algunas circunstancias reconocer como un activo los pagos por anticipado de contribuciones de fondeo mínimo. La implantación de esta enmienda no tuvo un impacto significativo en los Estados Financieros Consolidados del Banco.

CINIIF 19, Extinción de Pasivos Financieros con Instrumentos de Patrimonio – El 26 de Noviembre de 2009, el International Financial Reporting Interpretations Committee (IFRIC) emitió CINIIF 19, Extinción de Pasivos Financieros con Instrumentos de Patrimonio. Esta interpretación proporciona guías sobre como contabilizar la extinción de un pasivo financiero mediante la emisión de instrumentos de patrimonio. La interpretación concluyó que el emitir instrumentos de patrimonio para extinguir una obligación constituye la consideración pagada. La consideración deberá ser medida al valor razonable del instrumento de patrimonio emitido, a menos que el valor razonable no sea fácilmente determinable, en cuyo caso los instrumentos de patrimonio deberán ser medidos al valor razonable de la obligación extinguida. La implantación de esta interpretación no tuvo un impacto significativo en los Estados Financieros Consolidados del Banco.

Enmienda a NIC 24, Revelaciones de Partes Relacionadas – El 04 de Noviembre de 2009, el IASB emitió modificaciones a NIC 24, Revelaciones de Partes Relacionadas. La Norma revisada simplifica los requerimientos de revelación para entidades que sean, controladas, controladas conjuntamente o significativamente influenciadas por una entidad gubernamental (denominada como entidades relacionadas – gubernamentales) y aclara la definición de entidad relacionada. La Norma revisada es efectiva para períodos anuales que comienzan en o después del 01 de Enero de 2011. Se requiere aplicación retrospectiva. Por lo tanto, en el año de aplicación inicial, las revelaciones para los períodos comparativos necesitan ser reemitidas. La aplicación anticipada es permitida, ya sea de la totalidad de la Norma revisada o de la exención parcial para entidades relacionadas – gubernamentales. Si una entidad aplica ya sea la totalidad de la Norma o la exención parcial para un período que comience antes del 01 de Enero de 2011, se exige que se revele ese hecho. El Banco no está relacionado con una entidad gubernamental, por lo tanto las exenciones de revelación no son aplicables al Banco. Adicionalmente, los cambios en la definición de parte relacionada no generaron efecto en los Estados Financieros Consolidados del Banco.

Enmienda a NIC 32, Instrumentos Financieros: Presentación – El 08 de Octubre de 2009, el IASB emitió una modificación a NIC 32, Instrumentos Financieros: Presentación, titulada Clasificación de Emisión de Derechos. De acuerdo con las modificaciones los derechos, opciones y warrants que de alguna manera cumplen con la definición del párrafo 11 de NIC 32 emitidos para adquirir un número fijo de instrumentos de patrimonio no derivados propios de una entidad por un monto fijo en cualquier moneda se clasifican como instrumentos de patrimonio siempre que la oferta sea realizada a pro-rata para todos los propietarios actuales de la misma clase de instrumentos de patrimonio no derivados propios de la entidad. La implantación de esta modificación no tuvo un impacto significativo en los Estados Financieros Consolidados del Banco.

ii.	Nuevas normas contables e instrucciones emitidas tanto por la Superintendencia de Bancos e Instituciones Financieras como por el International Accounting Standards Board que no han entrado en vigencia al 31 de Diciembre de 2011.

A la fecha de cierre de los presentes estados financieros se habían publicado nuevas Normas Internacionales de Información Financiera así como interpretaciones de las mismas y normas de la SBIF, que no eran de cumplimiento obligatorio al 31 de Diciembre de 2011. Aunque en algunos casos la aplicación anticipada es permitida por el IASB, el Banco no ha realizado su aplicación a dicha fecha.

1) Normas Contables emitidas por la Superintendencia de Bancos e Instituciones Financieras

Al cierre del ejercicio no existen normas emitidas por este organismo a ser reveladas bajo este título.

33

BANCO SANTANDER CHILE Y AFILIADAS NOTAS A LOS ESTADOS FINANCIEROS CONSOLIDADOS AL 31 DE DICIEMBRE DE 2011 y 2010

NOTA N° 01 – PRINCIPALES CRITERIOS CONTABLES UTILIZADOS, continuación:

2) Normas Contables emitidas por el International Accounting Standards Board

NIIF 7, Instrumentos Financieros: Información a Revelar – El 16 de Diciembre de 2011 se emitió Modificación a IFRS 7 Compensación de Activos Financieros y Pasivos Financieros, con el objeto de modificar la información a revelar requerida para incluir información que permitirá a los usuarios de los estados financieros de una entidad evaluar el efecto o efecto potencial de los acuerdos de compensación, incluyendo los derechos de compensación asociados con los activos financieros reconocidos y pasivos financieros reconocidos de la entidad, sobre la situación financiera de la entidad. La fecha efectiva de aplicación es para periodos anuales que comiencen en o después del 01 de Enero de 2013 y periodos intermedios incluidos en esos periodos anuales. La información a proporcionar por estas modificaciones será retroactiva. La Administración se encuentra evaluando el potencial impacto que esta norma tendrá en los estados financieros del Banco.

NIC 32, Instrumentos Financieros: Presentación – El 16 de Diciembre de 2011 se emitió conjuntamente a la modificación de IFRS 7, la Modificación de IAS 32 Compensación de Activos Financieros y Pasivos Financieros, el cual clarifica aspectos relacionados a la diversidad de aplicación de los requerimientos de neteo, las principales áreas afectadas son: clarificación del significado de “actualmente tiene un derecho exigible legalmente a compensar los importes reconocidos”, clarificación del criterio “realizar el activo y liquidar el pasivo simultáneamente”, compensación de importes de garantía colateral y unidad de cuenta en la aplicación de los requerimientos de neteo. La fecha efectiva de aplicación es para períodos anuales que comiencen en o después del 01 de Enero de 2014 con aplicación anticipada permitida, revelando dicha opción. La información a proporcionar por estas modificaciones será retroactiva. La Administración se encuentra evaluando el potencial impacto que esta norma tendrá en los estados financieros del Banco

NIC 1, Presentación de Estados Financieros – El 16 de Junio de 2011 se modifica la presentación de Otros Resultados Integrales en dos aspectos significativos; 1) Establece que debe presentarse un único “estados de situación financiera y otros resultados integrales”, presentados en dos secciones, pero juntas. Si se decide a presentar un estado de situación separado de los otros resultados integrales, entonces el estado de situación debe preceder inmediatamente a los otros resultados integrales, 2) Otros resultados Integrales se clasificara y agrupara en función si los ítems podrían serán reclasificados a resultados y no. La fecha efectiva de aplicación es para periodos anuales que comiencen en o después del 01 de Julio de 2012, con aplicación anticipada permitida. La Administración estimada que esta modificación no afectara significativamente los estados financieros del Banco.

NIC 19, Beneficio a los Empleados – El 16 de Junio de 2011 se introdujeron las siguientes modificaciones a la normativa: 1) Elimina la blanda de fluctuación, reconociendo en resultados el costo del beneficio definido, los costos de servicios pasados, 2) Desagrega y reconoce el costo de beneficio definido, 3) Actualiza las revelaciones requeridas, entre otros. La fecha efectiva de aplicación es para periodos anuales que comienzan en o después del 01 de Enero de 2013, con aplicación anticipada permitida. La Administración se encuentra evaluando el potencial impacto que esta revisión de la norma tendrá en los estados financieros del Banco.

NIIF 10, Estados Financieros Consolidados – El 12 de Mayo de 2011 IASB emitió NIIF 10 Estados Financieros Consolidados, el cual reemplaza NIC 27 Estados Financieros Consolidados y Separados y SIC 12 Consolidación – Entidades de Propósitos Especiales. El objetivo de esta norma es proporcionar una base única de consolidación para todas las entidades, independiente de la naturaleza de la inversión, la cual se basa en el control. La definición de control incluye tres elementos: poder sobre la entidad, exposición o derechos a los retornos variables sobre la entidad y la habilidad de usar el poder sobre la entidad para afectar los retornos del inversor. NIIF 10 proporciona una guía detallada sobre como aplicar el principio de control en distintas situaciones, incluyendo relaciones de agencia y tenencia potencial de derechos de voto. Un inversor reevaluara si controla una entidad si existen cambios en los hechos y circunstancias. NIIF 10 reemplaza a NIC 27 en aquellas materias relacionadas a cuando y como un inversor debe preparar estados financieros consolidados y reemplaza SIC -12 completamente. La fecha efectiva es el 01 de Enero de 2013, con aplicación anticipada permitida bajo ciertas circunstancias. La Administración se encuentra evaluando el potencial impacto que esta norma tendrá en los estados financieros del Banco.

NIIF 11, Acuerdos Conjuntos – El 12 de Mayo de 2011 IASB emitió NIIF 11 Acuerdos Conjuntos el cual reemplaza NIC 31 Participación en Negocios Conjuntos y SIC 13 Entidades Controladas Conjuntamente – Aportaciones No Monetarias de los Participantes. NIIF 11 clasifica los acuerdos conjuntos como operaciones conjuntas (combinando los actuales conceptos de activos controlados conjuntamente y operaciones controladas conjuntamente) o negocios conjuntos (equivalente a los actuales conceptos de entidades controladas conjuntamente). Una operación conjunta es un acuerdo conjunto en donde las partes que tienen control conjunto tienen derechos sobre los activos y obligaciones por los pasivos. Un negocio conjunto es un acuerdo conjunto donde las partes que tiene control conjunto tienen derechos sobre los activos netos del acuerdo. NIIF11 requiere el uso del método de participación patrimonial para contabilizar la participación en un negocio conjunto, por lo tanto, elimina la proporción en la consolidación. La fecha efectiva de aplicación es el 01 de Enero de 2013, con aplicación anticipada permitida bajo ciertas circunstancias. La Administración se encuentra evaluando el potencial impacto que esta norma tendrá en los estados financieros del Banco.

NIIF 12, Revelaciones de Participaciones en Otras Entidades – El 12 de Mayo de 2011 IASB emitió NIIF 12 Revelaciones de Participaciones en Otras Sociedades el cual requiere extensas revelaciones relacionadas a la participación en subsidiarias, acuerdos conjuntos, asociadas y entidades estructuradas no consolidadas. NIIF 12 establece revelaciones objetivas y revelaciones mínimas específicas que una entidad debe proporcionar para cumplir con dichos objetivos. Una entidad deberá revelar información que ayude a los usuarios de sus estados financieros a evaluar la naturaleza y los riesgos asociados a la participación en otras entidades y los efectos de dichas participaciones en sus estados financieros. Los requerimientos de revelación son extensos y requieren esfuerzos significativos para recopilar la información necesaria. La fecha efectiva es el 01 de Enero de 2013, sin embargo, se permite la incorporación de cualquiera de estas nuevas revelaciones en los estados financieros antes de dicha fecha. La Administración se encuentra evaluando el potencial impacto que esta norma tendrá en los estados financieros del Banco.

34

BANCO SANTANDER CHILE Y AFILIADAS NOTAS A LOS ESTADOS FINANCIEROS CONSOLIDADOS AL 31 DE DICIEMBRE DE 2011 y 2010

NOTA N° 01 – PRINCIPALES CRITERIOS CONTABLES UTILIZADOS, continuación:

NIIF 13, Medición a Valor Razonable – El 12 de Mayo de 2011 IASB emitió NIIF 13 Medición a Valor Razonable, el cual establece una única fuente que sirve de guía para la medición a valor razonable bajo NIIF. Esta norma aplica tanto a partidas financieras como no financieras medidas a valor razonable. El Valor Razonable se define como “el precio que sería recibido por vender un activo o pagado para transferir un pasivo en una transacción ordenada entre participantes del mercado a la fecha de medición” (esto es, un precio de salida). NIIF 13 es efectivo para periodos anuales que comiencen en o después del 01 de Enero de 2013, con adopción temprana permitida, y aplica prospectivamente desde el comienzo del año en el cual es adoptado. La Administración se encuentra evaluando el potencial impacto que esta norma tendrá en los estados financieros del Banco.

NIC 27, Estados Financieros Separados (revisado en 2011) – El 12 de Mayo de 2011, NIC 27 Estados Financieros Consolidados y Separados ha sido corregido por la emisión de NIIF 10, pero conserva las guías para los estados financieros separados. La fecha efectiva es el 01 de Enero de 2013, con aplicación anticipada permitida, en la medida que nueva normativa sea aplicada. La Administración estima que esta norma no tendrá efectos significativos en los estados financieros del Banco, debido a que la modificación no altera el tratamiento contable dado a los estados financieros separados.

NIC 28, Inversiones en Asociadas y Negocios Conjuntos (revisado en 2011) – El 12 de Mayo de 2011, NIC 28 Inversiones en Asociadas ha sido corregido de conformidad a los cambios introducidos a través de la emisión de NIIF 10, NIIF 11 y NIIF 12. La fecha efectiva es el 01 de Enero de 2013, con aplicación anticipada permitida, en la medida que nueva normativa sea aplicada. La Administración se encuentra evaluando el potencial impacto que esta revisión de la norma tendrá en los estados financieros del Banco.

Enmienda a NIC 12, Impuesto a las ganancias – El 20 de Diciembre de 2010, el IASB publicó Impuestos diferidos: Recuperación del Activo Subyacente – Modificaciones a NIC 12. Las modificaciones establecen una exención al principio general de IAS 12 de que la medición de activos y pasivos por impuestos diferidos deberán reflejar las consecuencias tributarias que seguirían de la manera en la cual la entidad espera recuperar el valor libros de un activo. Específicamente la exención aplica a los activos y pasivos por impuestos diferidos que se originan en propiedades de inversión medidas usando el modelo del valor razonable de NIC 40 y en propiedades de inversión adquiridas en una combinación de negocios, si ésta es posteriormente medida usando el modelo del valor razonable de NIC 40. La modificación introduce una presunción de que el valor corriente de la propiedad de inversión será recuperada al momento de su venta, excepto cuando la propiedad de inversión es depreciable y es mantenida dentro de un modelo de negocios cuyo objetivo es consumir sustancialmente todos los beneficios económicos a lo largo del tiempo, en lugar de a través de la venta. Estas modificaciones deberán ser aplicadas retrospectivamente exigiendo una reemisión retrospectiva de todos los activos y pasivos por impuestos diferidos dentro del alcance de esta modificación, incluyendo aquellos que hubiesen sido reconocidos inicialmente en una combinación de negocios. La fecha de aplicación obligatoria de estas modificaciones es para períodos anuales que comienzan en o después del 01 de Enero de 2012. Se permite la aplicación anticipada. La Administración del Banco estima que estas modificaciones serán adoptadas en sus estados financieros para el período que comenzará el 01 de Enero de 2012. La Administración se encuentra evaluando el potencial impacto de la adopción de estas modificaciones.

Enmienda a NIIF 1, Adopción por Primera Vez de las Normas Internacionales de Información Financiera – El 20 de Diciembre de 2010, el IASB publicó ciertas modificaciones a NIIF 1, específicamente:

(i) Eliminación de Fechas Fijadas para Adoptadores por Primera vez - Estas modificaciones entregan una ayuda para adoptadores por primera vez de las NIIF al reemplazar la fecha de aplicación prospectiva del desreconicimiento de activos y pasivos financieros ’el ‘01 de Enero de 2004’ con ‘la fecha de transición a NIIF’ de esta manera los adoptadores por primera vez de NIIF no tienen que aplicar los requerimientos de desreconocimiento de NIC 39 retrospectivamente a una fecha anterior; y libera a los adoptadores por primera vez de recalcular las pérdidas y ganancias del ‘día 1’ sobre transacciones que ocurrieron antes de la fecha de transición a NIIF.

(ii) Hiperinflación Severa – Estas modificaciones proporcionan guías para la entidades que emergen de una hiperinflación severa, permitiéndoles en la fecha de transición de las entidades medir todos los activos y pasivos mantenidos antes de la fecha de normalización de la moneda funcional a valor razonable en la fecha de transición a NIIF y utilizar ese valor razonable como el costo atribuido para esos activos y pasivos en el estado de situación financiera de apertura bajo NIIF. Las entidades que usen esta exención deberán describir las circunstancias de cómo, y por qué, su moneda funcional se vio sujeta a hiperinflación severa y las circunstancias que llevaron a que esas condiciones terminaran.

Estas modificaciones fueron obligatorias para períodos anuales que comenzaron en o después del 01 de Julio de 2011, aplicación anticipada fue permitida. La Administración del Banco considera que estas modificaciones no tendrán efecto algunos en los estados financieros del Banco, pues no es un adoptador por primera vez de las NIIF.

Enmiendas a NIIF 9, Instrumentos Financieros – El 28 de Octubre de 2010, el IASB publicó una versión revisada de NIIF 9, Instrumentos Financieros. La Norma revisada retiene los requerimientos para la clasificación y medición de activos financieros que fue publicada en Noviembre de 2009, pero agrega guías sobre la clasificación y medición de pasivos financieros. Como parte de la reestructuración de NIIF 9, el IASB también a replicado las guías sobre desreconocimiento de instrumentos financieros y las guías de implementación relacionadas desde IAS 39 a NIIF 9. Estas nuevas guías concluyen la primera fase del proyecto del IASB para reemplazar la NIC 39. Las otras fases, deterioro y contabilidad de cobertura, aún no han sido finalizadas.

35

BANCO SANTANDER CHILE Y AFILIADAS NOTAS A LOS ESTADOS FINANCIEROS CONSOLIDADOS AL 31 DE DICIEMBRE DE 2011 y 2010

NOTA N° 01 – PRINCIPALES CRITERIOS CONTABLES UTILIZADOS, continuación:

Las guías incluidas en NIIF 9 sobre la clasificación y medición de activos financieros no han cambiado de aquellas establecidas en NIC 39. En otras palabras, los pasivos financieros continuarán siendo medidos ya sea, a costo amortizado o a valor razonable con cambios en resultados. El concepto de bifurcación de derivados incorporados en un contrato por un activo financiero tampoco ha cambiado. Los pasivos financieros mantenidos para negociar continuarán siendo medidos a valor razonable con cambios en resultados, y todos los otros activos financieros serán medidos a costo amortizado a menos que se aplique la opción del valor razonable utilizando los criterios actualmente existentes en NIC 39.

No obstante lo anterior, existen dos diferencias con respecto a NIC 39:

-	La presentación de los efectos de los cambios en el valor razonable atribuibles al riesgo de crédito de un pasivo; y
-	La eliminación de la exención del costo para derivados de pasivo a ser liquidados mediante la entrega de instrumentos de patrimonio no transados.

La Administración del Banco, en conformidad con lo establecido por la Superintendencia de Bancos e Instituciones Financieras, no aplicará esta norma de forma anticipada, sino que será adoptada en los estados financieros del Grupo para el período que comenzará el 01 de Enero de 2015. La Administración no ha tenido la oportunidad de considerar el potencial impacto de la adopción de estas modificaciones.

Enmienda a NIIF 7, Instrumentos Financieros: Revelaciones – El 07 de Octubre de 2010, el International Accounting Standards Board (IASB) emitió Revelaciones – Transferencias de Activos Financieros (Modificaciones a NIIF 7 Instrumentos Financieros – Revelaciones) el cual incrementa los requerimientos de revelación para transacciones que involucran la transferencia de activos financieros. Estas modificaciones están dirigidas a proporcionar una mayor transparencia sobre la exposición al riesgo de transacciones donde un activo financiero es transferido pero el cedente retiene cierto nivel de exposición continua (referida como ‘involucramiento continuo’) en el activo. Las modificaciones también requiere revelar cuando las transferencias de activos financieros no han sido distribuidas uniformemente durante el período (es decir, cuando las transferencias ocurren cerca del cierre del período de reporte). Estas modificaciones son efectivas para períodos anuales que comienzan en o después del 01 de Julio de 2011.

Está permitida la aplicación anticipada de estas modificaciones. Las revelaciones no son requeridas para ninguno de los períodos presentados que comiencen antes de la fecha inicial de aplicación de las modificaciones. La Administración del Banco determino que esta normativa no tendrá efectos significativos en sus estados financieros.

NIIF 9, Instrumentos Financieros – El 12 de Noviembre de 2009, el International Accounting Standard Board (IASB) emitió NIIF 9, Instrumentos Financieros. Esta Norma introduce nuevos requerimientos para la clasificación y medición de activos financieros y es efectiva para períodos anuales que comiencen en o después del 01 de Enero de 2015, permitiendo su aplicación anticipada. NIIF 9 especifica como una entidad debería clasificar y medir sus activos financieros. Requiere que todos los activos financieros sean clasificados en su totalidad sobre la base del modelo de negocio de la entidad para la gestión de activos financieros y las características de los flujos de caja contractuales de los activos financieros. Los activos financieros son medidos ya sea a costo amortizado o valor razonable. Solamente los activos financieros que sean clasificados como medidos a costo amortizados serán probados por deterioro. La Administración del Banco, en conformidad con lo establecido por la Superintendencia de Bancos e Instituciones Financieras, no aplicará está norma de forma anticipada, más aún ésta norma no será aplicada mientras la SBIF no lo disponga como estándares de uso obligatorio para todos los Bancos.

36

BANCO SANTANDER CHILE Y AFILIADAS NOTAS A LOS ESTADOS FINANCIEROS CONSOLIDADOS AL 31 DE DICIEMBRE DE 2011 y 2010

NOTA N°02 – CAMBIOS CONTABLES:

El 12 de Agosto de 2010, se emitió Circular N°3.503 la cual incluía ciertas modificaciones sobre provisiones y cartera deteriorada incluidos en los Capítulos B-1, B-2, B-3 y C1. Dichas modificaciones comenzaron a regir a contar del 01 de Enero de 2011, excepto por las disposiciones relativas a las provisiones adicionales contenidas en el N° 9 del Capítulo B-1, las que entraron en aplicación durante el año 2010. Adicionalmente y como complemento a la Circular antes señalada se emitió carta a la gerencia N° 9 de fecha 21 de Diciembre de 2010, la cual especificaba que los ajustes como consecuencia de la aplicación de las modificaciones que comenzaron a regir a contar del 01 de Enero de 2011, podrían realizarse dentro de los tres primeros meses del año 2011, no obstante no existía impedimento para que las entidades pudiesen anticipar este reconocimiento de resguardo, en todo o parte, constituyendo mayores provisiones, transitoriamente como adicionales, con cargo a los resultados del ejercicio 2010. Al 31 de Diciembre de 2010, el Banco optó por reconocer anticipadamente los cambios señalados, lo cual originó un efecto de MM$ 39.800, en el resultado del ejercicio terminado al 31 de Diciembre de 2010.

Las reclasificaciones de los stocks de provisiones adicionales a provisiones efectivas individuales y de provisiones por riesgos contingentes, requeridas por las modificaciones al Capítulo B-1 del Compendio de Normas Contables, son las siguientes:

	Saldo de cierre al 31 de Diciembre de			Saldo Pro-forma al 31 de Diciembre de
Balance	2010	Reclasificación		2010
	MM$	MM$		MM$
Activo
Total de colocaciones	15.657.556	-		15.657.556
Provisiones colocaciones comerciales	(199.347)	(39.343	)(*)	(238.690)
Provisiones colocaciones para vivienda	(17.332)	-		(17.332)
Provisiones colocaciones de consumo	(225.559)	-		(225.559)
Total de provisiones	(442.238)	(39.343)		(481.581)
Créditos y cuentas por cobrar a clientes	15.215.318	(39.343)		15.175.975

Pasivos
Provisiones para beneficios y remuneraciones del personal	36.016	-		36.016
Provisión para dividendos mínimos	143.147	-		143.147
Provisiones por riesgo de créditos contingentes	5.636	35.002	(**)	40.638
Provisiones por contingencias (adicionales)	90.496	(74.345)		16.151
Provisiones por riesgo país	1	-		1
Provisiones por riesgo país	275.296	(39.343)		235.953

Las provisiones por contingencias (adicionales) por MM$ 74.345 se reclasificaron en:

MM$ 39.800 de provisiones individuales del Capítulo B-1 del Compendio de Normas Contables, conformado por (*) MM$ 39.343 correspondiente a provisiones sobre colocaciones efectivas individuales y MM$ 457 reclasificadas a provisiones por riesgo de créditos contingente.

(**) Los MM$ 35.002 se conforman de:

i: MM$ 457 provisiones por riesgo de créditos contingentes, reclasificadas desde los $ 39.800

ii: MM$ 34.545 provisiones de líneas de créditos de libre disposición.

37

BANCO SANTANDER CHILE Y AFILIADAS NOTAS A LOS ESTADOS FINANCIEROS CONSOLIDADOS AL 31 DE DICIEMBRE DE 2011 y 2010

NOTA N°02 – CAMBIOS CONTABLES, continuación:

Con el objetivo de presentar los estados financieros comparativos, el Banco ha realizado las reclasificaciones necesarias del Estado de Situación Financiera Consolidado referido al 31 de Diciembre de 2010 de acuerdo a lo establecido en la Circular N°3.503.

	Saldo de cierre al 31 de Diciembre de		Saldo Pro-forma al 31 de Diciembre de
	2010	Reclasificación	2010
	MM$	MM$	MM$

ACTIVOS
Efectivo y depósitos en bancos	1.762.198	-	1.762.198
Operaciones con liquidación en curso	374.368	-	374.368
Instrumentos para negociación	379.670	-	379.670
Contratos de retrocompra y préstamos de valores	170.985	-	170.985
Contratos de derivados financieros	1.624.378	-	1.624.378
Adeudado por bancos	69.672	-	69.672
Créditos y cuentas por cobrar a clientes	15.215.318	(39.343)	15.175.975
Instrumentos de inversión disponibles para la venta	1.473.980	-	1.473.980
Instrumentos de inversión hasta el vencimiento	-	-	-
Inversiones en sociedades	7.275	-	7.275
Intangibles	77.990	-	77.990
Activo fijo	154.985	-	154.985
Impuestos corrientes	12.499	-	12.499
Impuestos diferidos	117.964	-	117.964
Otros activos	640.937	-	640.937
TOTAL ACTIVOS	22.082.219	(39.343)	22.042.876

PASIVOS
Depósitos y otras obligaciones a la vista	4.236.434	-	4.236.434
Operaciones con liquidación en curso	300.125	-	300.125
Contratos de retrocompra y préstamos de valores	294.725	-	294.725
Depósitos y otras captaciones a plazo	7.258.757	-	7.258.757
Contratos de derivados financieros	1.643.979	-	1.643.979
Obligaciones con bancos	1.584.057	-	1.584.057
Instrumentos de deuda emitidos	4.190.888	-	4.190.888
Otras obligaciones financieras	166.289	-	166.289
Impuestos corrientes	1.293	-	1.293
Impuestos diferidos	5.441	-	5.441
Provisiones	275.296	(39.343)	235.953
Otros pasivos	261.328	-	261.328

TOTAL PASIVOS	20.218.612	(39.343)	20.179.269

PATRIMONIO

Atribuible a tenedores patrimoniales del Banco:	1.831.798	-	1.831.798
Capital	891.303	-	891.303
Reservas	51.539	-	51.539
Cuentas de valoración	(5.180)	-	(5.180)
Utilidades retenidas	894.136	-	894.136
Utilidades retenidas de ejercicios anteriores	560.128	-	560.128
Utilidad (pérdida) del ejercicio	477.155	-	477.155
Menos: Provisión para dividendos mínimos	(143.147)	-	(143.147)
Interés no controlador	31.809	-	31.809

TOTAL PATRIMONIO	1.863.607	-	1.863.607

TOTAL PASIVOS Y PATRIMONIO	22.082.219	(39.343)	22.042.876

38

BANCO SANTANDER CHILE Y AFILIADAS NOTAS A LOS ESTADOS FINANCIEROS CONSOLIDADOS AL 31 DE DICIEMBRE DE 2011 y 2010

NOTA N°02 – CAMBIOS CONTABLES, continuación:

Con el objetivo de presentar los estados financieros comparativos, el Banco ha realizado las reclasificaciones necesarias del Estado Consolidado de Resultados referido al 31 de Diciembre de 2010 de acuerdo a lo establecido en la Circular N°3.503.

	Saldo de cierre al 31 de Diciembre de		Saldo Pro-forma al 31 de Diciembre de
	2010	Reclasificación	2010
	MM$	MM$	MM$

RESULTADOS OPERACIONALES

Ingresos por intereses y reajustes	1.412.983	-	1.412.983
Gastos por intereses y reajustes	(473.264)	-	(473.264)
Ingreso neto por intereses y reajustes	939.719	-	939.719

Ingresos por comisiones	338.183	-	338.183
Gastos por comisiones	(74.601)	-	(74.601)
Ingreso neto de comisiones	263.582	-	263.582

Utilidad neta de operaciones financieras	38.755	-	38.755
Utilidad de cambio neta	57.233	-	57.233
Otros ingresos operacionales	83.400	(35.804)	47.596
Total Ingresos operacionales	1.382.689	(35.804)	1.346.885

Provisiones por riesgo de crédito	(271.663)	(10.898)	(282.561)

INGRESO OPERACIONAL NETO	1.111.026	(46.702)	1.064.324

Remuneraciones y gastos del personal	(250.265)	-	(250.265)
Gastos de administración	(147.343)	-	(147.343)
Depreciaciones y amortizaciones	(49.403)	-	(49.403)
Deterioro	(4.925)	-	(4.925)
Otros gastos operacionales	(102.068)	46.702	(55.366)
Total Gastos operacionales	(554.004)	46.702	(507.302)

RESULTADO OPERACIONAL	557.022		557.022

Resultado por inversiones en sociedades	1.171	-	1.171
Resultado antes de impuesto a la renta	558.193	-	558.193
Impuesto a la renta	(78.959)	-	(78.959)

UTILIDAD CONSOLIDADA DEL EJERCICIO	479.234	-	479.234

39

BANCO SANTANDER CHILE Y AFILIADAS NOTAS A LOS ESTADOS FINANCIEROS CONSOLIDADOS AL 31 DE DICIEMBRE DE 2011 y 2010

NOTA N°03 - HECHOS RELEVANTES:

Al 31 de Diciembre de 2011, se han registrado los siguientes hechos relevantes que han influido en las operaciones de Banco o en los estados financieros:

a)	Directorio

En Junta General Ordinaria de Accionistas celebrada el 26 de Abril de 2011 se reúnen bajo la Presidencia de don Mauricio Larraín Garcés (Presidente), Jesús María Zabalza Lotina (Primer Vicepresidente), Oscar von Chrismar Carvajal (Segundo Vicepresidente), Víctor Arbulú Crousillat, Lisandro Serrano Spoerer, Marco Colodro Hadjes, Vittorio Corbo Lioi, Carlos Olivos Marchant, Roberto Méndez Torres, Lucía Santa Cruz Sutil, Roberto Zahler Mayanz, Raimundo Monge Zegers (Director Suplente) y Juan Manuel Hoyos Martínez de Irujo (Director Suplente). Además, asisten el Gerente General don Claudio Melandri Hinojosa y el Gerente de Contabilidad don Felipe Contreras Fajardo.

Con fecha 28 de Diciembre de 2010 Claudia Bobadilla Ferrer presenta renuncia al cargo de directora titular. En sesión Extraordinaria de Directorio, del 26 de Abril de 2011, se ratifica a don Lisandro Serrano Spoerer como Director Titular ocupando el cargo dejado por la señora Claudia Bobadilla Ferrer.

Destino de la Utilidad y Reparto de Dividendos

De acuerdo a la información presentada en la Junta anteriormente señalada, las utilidades líquidas del ejercicio correspondiente al año 2010 (que se denominan en los estados financieros “Utilidad atribuible a tenedores patrimoniales del Banco”), ascendieron a MM$ 477.155 se aprueba distribuir el 60% de dichas utilidades, la cual dividida por el número de acciones emitidas, corresponde a un dividendo de $ 1,519 por cada acción, el que se comenzó a pagar a partir del día 26 de Abril de 2011. Asimismo, se aprueba que el 40% restante de las utilidades sea destinado a incrementar el Patrimonio del Banco.

b)	Emisión de Bonos Bancarios año 2011

Durante el año 2011 el Banco emitió Bonos por USD 635.000.000, UF 12.000.000 y en CLP 50.000.000.000. El detalle de las colocaciones realizadas durante el año 2011 se incluyen en Nota 20.

b.1)	Bonos Corrientes año 2011

Serie	Monto		Plazo	Tasa de Emisión	Fecha de emisión	Fecha de vencimiento
Bono flotante	USD	500.000.000	5 años	Libor (3 meses) + 160 pb	19- 01-2011	19- 01-2016
Bono flotante	USD	135.000.000	6 meses	Libor (3 meses) + 80 pb	29-11-2011	29-05-2012
Total	USD	635.000.000
E1	UF	4.000.000	5 años	3.00% anual simple	01-02-2011	01-02-2016
E2	UF	4.000.000	7,5 años	3,50% anual simple	01-02-2011	01-07-2018
E3	UF	4.000.000	8,5 años	3,50% anual simple	01-02-2011	01-07-2019
Total	UF	12.000.000
E4	CLP	50.000.000.000	5 años	6,75% anual simple	01-07-2011	01-06-2016
Total	CLP	50.000.000.000

b.2)	Bonos Subordinados año 2011

Durante el año 2011, el Banco ha emitido bonos Subordinados, de acuerdo al siguiente detalle:

Serie	Monto			Plazo	Tasa de Emisión	Fecha de Emisión	Fecha de Vencimiento
G3	UF	3.000.000		25 años	3,90% anual vencido	01-07-2010	01-07-2035
G5	UF	4.000.000	(i)	20 años	3,90% anual vencido	01-05-2011	01-04-2031
Total	UF	7.000.000

(i) Al 31 de Diciembre de 2011, se han realizado colocaciones por UF 2.100.000 quedando un valor nominal sin colocar de esta serie por UF 1.900.000.

40

BANCO SANTANDER CHILE Y AFILIADAS NOTAS A LOS ESTADOS FINANCIEROS CONSOLIDADOS AL 31 DE DICIEMBRE DE 2011 y 2010

NOTA N°03 - HECHOS RELEVANTES, continuación:

c) Venta de Sucursales

Durante el 2011 el Banco vendió ocho sucursales: El detalle de estas transacciones se incluye en la Nota 36.

d) Cesión de Créditos Castigados

Durante el año 2011, Banco Santander Chile firmó acuerdos de cesión de créditos castigados con “Fondo de Inversiones Cantábrico”. Al 31 de Diciembre se han realizado las siguientes ventas de carteras que se detallan a continuación:

	Venta nominal de cartera		Total Venta nominal	Precio de
Fecha del	Comercial	Consumo	de cartera	venta
contrato	MM$	MM$	MM$	MM$
20-01-2011	888	8.222	9.110	592
23-02-2011	774	6.802	7.576	492
23-03-2011	969	6.958	7.797	507
26-04-2011	768	6.386	7.154	465
25-05-2011	990	6.611	7.601	494
22-06-2011	805	7.676	8.481	551
26-07-2011	930	9.207	10.137	659
24-08-2011	2.351	10.221	12.572	817
22-09-2011	664	14.745	15.409	1.002
27-10-2011	716	12.702	13.418	872
22-11-2011	476	10.898	11.374	739
26-12-2011	762	14.462	15.224	990
Total	11.093	114.890	125.853	8.180

41

BANCO SANTANDER CHILE Y AFILIADAS NOTAS A LOS ESTADOS FINANCIEROS CONSOLIDADOS AL 31 DE DICIEMBRE DE 2011 y 2010

NOTA N°04 - SEGMENTOS DE NEGOCIO:

El Banco administra y mide el desempeño de sus operaciones por segmentos de negocios. La información que se incluye en esta nota no es necesariamente comparable con la de otras instituciones financieras, debido a que se basa en el sistema interno de información para la gestión según los segmentos establecidos por el Banco.

Las transacciones entre segmentos se realizan bajo condiciones y términos comerciales normales. Los activos, pasivos y resultados de cada segmento incluyen ítems directamente atribuibles al segmento al que pueden asignarse con una base razonable.

El Banco se compone de los siguientes segmentos de negocios:

Individuos

a.	Santander Banefe
Atiende a individuos con ingresos mensuales de entre $150.000 y $400.000 pesos, los cuales reciben servicios por medio de Santander Banefe. Este segmento ofrece una variedad de servicios a los clientes incluyendo préstamos de consumo, tarjetas de crédito, préstamos para automóviles, préstamos hipotecarios, tarjetas de débito, productos de ahorro, fondos mutuos y seguros.

b.	Banca Personas
Atiende a individuos con ingresos mensuales mayores a $400.000 pesos. Este segmento ofrece una variedad de servicios a los clientes incluyendo préstamos de consumo, tarjetas de crédito, préstamos para automóviles, préstamos comerciales, comercio exterior, préstamos hipotecarios, tarjetas de débito, cuentas corrientes, productos de ahorro, fondos mutuos, corretaje de acciones y seguros.

PYMEs

Atiende a compañías pequeñas con ventas anuales inferiores a MM$1.200. Este segmento ofrece a sus clientes una variedad de productos que incluyen préstamos comerciales, créditos con garantía estatal, leasing, factoring, comercio exterior, tarjetas de crédito, préstamos hipotecarios, cuentas corrientes, productos de ahorro, fondos mutuos y seguros.

Institucionales

Atiende a organizaciones institucionales tales como universidades, organismos gubernamentales, municipalidades y gobiernos regionales. En este segmento se ofrece una variedad de productos, incluyendo préstamos comerciales, leasing, factoring, comercio exterior, tarjetas de crédito, préstamos hipotecarios, cuentas corrientes, servicios transaccionales, servicios de tesorería, productos de ahorro, fondos mutuos y seguros.

Empresas

El segmento Empresas está compuesto por Banca Comercial y Banca Empresas, donde se encuentran como subsegmentos las empresas medianas, empresas del sector inmobiliario (Inmobiliaria) y Grandes Empresas:

a.	Empresas
Atiende a compañías con ventas anuales sobre los MM$ 1.200 y hasta MM$ 10.000. Este segmento ofrece una gran variedad de productos, incluyendo préstamos comerciales, leasing, factoring, comercio exterior, tarjetas de crédito, préstamos hipotecarios, cuentas corrientes, servicios transaccionales, servicios de tesorería, consultoría financiera, productos de ahorro, fondos mutuos y seguros.

b.	Inmobiliaria
Este segmento incluye todas las compañías en el sector inmobiliario que ejecutan proyectos para vender a terceros y a todas las constructoras con ventas anuales superiores a MM$ 800 sin tope. A estos clientes, en adición de ofrecerle los tradicionales servicios bancarios, se les ofrece servicios especializados para el financiamiento de proyectos principalmente residenciales, con la intención de aumentar la venta de préstamos hipotecarios.

c.	Grandes Empresas
Considera compañías con ventas anuales sobre los MM$ 10.000. Este segmento ofrece una gran variedad de productos, incluyendo préstamos comerciales, leasing, factoring, comercio exterior, tarjetas de crédito, préstamos hipotecarios, cuentas corrientes, servicios transaccionales, servicios de tesorería, consultoría financiera, banca de inversión, productos de ahorro, fondos mutuos y seguros.

42

BANCO SANTANDER CHILE Y AFILIADAS NOTAS A LOS ESTADOS FINANCIEROS CONSOLIDADOS AL 31 DE DICIEMBRE DE 2011 y 2010

NOTA N° 04 - SEGMENTOS DE NEGOCIO, continuación:

Global Banking and Markets

El segmento Global Banking and Markets se compone de:

a.	Corporativa
Compañías multinacionales extranjeras o empresas multinacionales chilenas que tienen ventas por encima de los MM$ 10.000. Este segmento ofrece una gran variedad de productos, incluyendo préstamos comerciales, leasing, factoring, comercio exterior, tarjetas de crédito, préstamos hipotecarios, cuentas corrientes, servicios transaccionales, servicios de tesorería, consultoría financiera, banca de inversión, productos de ahorro, fondos mutuos y seguros.

b.	Tesorería
La División de Tesorería proporciona sofisticados productos financieros principalmente a compañías en el área de Banca mayorista y el segmento de Empresas. Se incluyen productos como financiamiento y captación a corto plazo, servicios de corretaje, derivados, securitización y otros productos diseñados según la necesidad. El área de Tesorería también maneja la intermediación de posiciones, así como la cartera de inversiones propias.

Actividades Corporativas (“Otros”)

Este segmento incluye Gestión Financiera, que desarrolla las funciones globales de gestión de la posición estructural de cambio, del riesgo de interés estructural de la entidad matriz y del riesgo de liquidez. Este último, a través de la realización de emisiones y utilizaciones. Así mismo se gestionan, igualmente, los recursos propios, la dotación de capital que se hace a cada unidad y el costo de financiación de las inversiones realizadas. Todo ello hace que, habitualmente, tenga aportación negativa a los resultados.

Además este segmento incorpora todos los resultados intra-segmento, todas las actividades no asignadas a un segmento o producto con clientes.

Las políticas contables de los segmentos son las mismas que las descritas en el resumen de los principios contables, y son personalizados para satisfacer las necesidades de gestión del Banco. El Banco obtiene la mayoría de sus ingresos procedentes de los ingresos por intereses, los ingresos por comisiones y los resultados por operaciones financieras. La máxima autoridad en la toma de decisiones de cada segmento se basa principalmente en los ingresos por intereses, los ingresos por comisiones y provisión de gastos para evaluar el desempeño de los segmentos, y así tomar decisiones sobre los recursos que se asignarán a éstos.

Con el fin de lograr el cumplimiento de los objetivos estratégicos establecidos por la alta dirección y adaptarse a las cambiantes condiciones de mercado, cada cierto tiempo, el Banco realiza adecuaciones en su organización, modificaciones que a su vez impactan en mayor o menor medida, en la forma en que éste se gestiona o administra. Así, la presente revelación entrega información sobre como el Banco se gestiona al 31 de Diciembre de 2011. En cuanto a la información correspondiente al año anterior (2010), ésta ha sido preparada con los criterios vigentes al cierre de los presentes estados financieros con el objetivo de lograr la debida comparabilidad de cifras.

Adicionalmente, durante el año 2011, dado que el costo de liquidez real ha sido consistentemente diferente que la curva de rendimiento (yield curve) de referencia, el Banco ha decido modificar la metodología de cálculo de la Tasa de Transferencia Interna (T.T.) con la cual se determinaba la rentabilidad de los diferentes segmentos (medición de spreads).

Hasta antes del cambio el Banco determinaba la T.T. de cada operación en base al vencimiento de la misma, independiente si se trataba de un activo o un pasivo. A partir del año 2011 la T.T. es determinada a partir del centro corporativo de las unidades. Este cambio de metodología está en línea con las nuevas regulaciones y mejora el proceso de fijación de los precios de las operaciones ya que entrega una evaluación más exacta de la rentabilidad de las mismas.

Estos cambios no generaron diferencias significativas para la Administración ni tampoco afectaron sus resultados. A continuación se presentan los cuadros comparativos para el año 2010 entre la nueva metodología en uso y la anterior:

43

BANCO SANTANDER CHILE Y AFILIADAS NOTAS A LOS ESTADOS FINANCIEROS CONSOLIDADOS AL 31 DE DICIEMBRE DE 2011 y 2010

NOTA N° 04 - SEGMENTOS DE NEGOCIO, continuación:

Al 31 de Diciembre de 2010
	Créditos y cuentas por cobrar a clientes(1)		Ingreso neto por intereses y reajustes		Provisiones
	Antiguo	Nuevo	Antiguo	Nuevo	Antiguo	Nuevo
	MM$	MM$	MM$	MM$	MM$	MM$

Segmentos
Individuos	8.407.416	8.378.969	524.920	533.500	(172.110)	(143.208)
Santander Banefe	717.699	714.899	115.252	106.942	(44.849)	(27.919)
Banca Comercial	7.689.717	7.664.070	409.668	426.558	(127.261)	(115.289)
PYMEs	2.375.192	2.373.360	175.538	192.825	(70.850)	(75.742)
Institucionales	331.153	332.150	28.609	19.675	(482)	(1.229)

Empresas	3.288.107	3.286.920	114.460	126.936	(24.532)	(45.769)
Empresas	1.353.686	1.353.400	50.449	57.077	(18.922)	(18.922)
Grandes Empresas	1.411.236	1.410.578	38.755	52.678	(8.498)	(27.983)
Inmobiliaria	523.185	522.942	25.256	17.181	2.888	1.136
Banca Comercial	14.401.868	14.371.399	843.527	872.936	(267.974)	(265.948)

Global banking and markets	1.293.305	1.293.221	81.203	60.164	(2.570)	(15.495)
Corporativa	1.293.305	1.293.221	90.825	69.786	(2.570)	(15.495)
Tesorería	-	-	(9.622)	(9.622)	-	-
Otros	32.109	62.662	14.989	6.619	(1.118)	(1.118)

Totales	15.727.282	15.727.282	939.719	939.719	(271.662)	(282.561)

(1) Corresponde a créditos y cuentas por cobrar a clientes más adeudado por bancos, sin deducir sus respectivas provisiones por insolvencia.

44

BANCO SANTANDER CHILE Y AFILIADAS NOTAS A LOS ESTADOS FINANCIEROS CONSOLIDADOS AL 31 DE DICIEMBRE DE 2011 y 2010

NOTA N° 04 - SEGMENTOS DE NEGOCIO, continuación:

Los cuadros que se presentan a continuación, muestran el resultado del Banco por segmentos de negocios, por los periodos terminados al 31 de Diciembre de 2011 y 2010 y además los saldos correspondientes a créditos y saldos de cuentas por cobrar a clientes al 31 de Diciembre de 2011 y 2010:

Al 31 de Diciembre de 2011
	Créditos y cuentas por cobrar a clientes (1)	Ingreso neto por intereses y reajustes	Ingreso neto de comisiones	ROF (2)	Provisiones	Gastos de apoyo (3)	Contribución neta del segmento
	MM$	MM$	MM$	MM$	MM$	MM$	MM$

Segmentos
Individuos	9.289.345	570.293	187.176	9.095	(214.527)	(322.273)	229.764
Santander Banefe	804.852	117.154	37.206	275	(62.250)	(70.719)	21.666
Banca Comercial	8.484.493	453.139	149.970	8.820	(152.277)	(251.554)	208.098
PYMEs	2.560.736	207.008	38.274	9.577	(65.028)	(74.962)	114.869
Institucionales	355.199	26.856	1.831	859	503	(11.329)	18.720

Empresas	3.650.709	140.818	24.310	13.427	(11.592)	(40.680)	126.283
Empresas	1.583.895	65.499	12.785	7.134	(10.080)	(22.698)	52.640
Grandes Empresas	1.470.447	56.467	8.594	5.669	(1.212)	(13.496)	56.022
Inmobiliaria	596.367	18.852	2.931	624	(300)	(4.486)	17.621
Banca Comercial	15.855.989	944.975	251.591	32.958	(290.644)	(449.244)	489.636

Global banking and markets	1.494.752	48.942	31.908	68.530	7.614	(35.302)	121.692
Corporativa	1.479.838	64.845	30.745	1.368	7.614	(13.790)	90.782
Tesorería	14.914	(15.903)	1.163	67.162	-	(21.512)	30.910
Otros	84.041	(21.617)	(5.663)	(7.291)	503	(16.474)	(50.542)

Totales	17.434.782	972.300	277.836	94.197	(282.527)	(501.020)	560.786

Otros ingresos operacionales							27.100
Otros gastos operacionales							(66.558)
Resultado por inversiones en sociedades							2.140
Impuesto a la renta							(83.453)
Utilidad (pérdida) consolidada del ejercicio							440.015

(1)	Corresponde a créditos y cuentas por cobrar a clientes más adeudado por bancos, sin deducir sus respectivas provisiones por insolvencia.
(2)	Corresponde a la suma de la utilidad neta de operaciones financieras y la utilidad de cambio neta.
(3)	Corresponde a la suma de remuneraciones y gastos del personal, gastos de administración, depreciaciones, amortizaciones y deterioro.

45

BANCO SANTANDER CHILE Y AFILIADAS NOTAS A LOS ESTADOS FINANCIEROS CONSOLIDADOS AL 31 DE DICIEMBRE DE 2011 y 2010

NOTA N° 04 - SEGMENTOS DE NEGOCIO, continuación:

Al 31 de Diciembre de 2010
	Créditos y cuentas por cobrar a clientes (1)	Ingreso neto por intereses y reajustes	Ingreso neto de comisiones	ROF (2)	Provisiones	Gastos de apoyo (3)	Contribución neta del segmento
	MM$	MM$	MM$	MM$	MM$	MM$	MM$

Segmentos
Individuos	8.378.969	533.500	191.841	5.027	(143.208)	(291.208)	295.952
Santander Banefe	714.899	106.942	32.133	15	(27.919)	(66.272)	44.899
Banca Comercial	7.664.070	426.558	159.708	5.012	(115.289)	(224.936)	251.053
PYMEs	2.373.360	192.825	34.460	7.168	(75.742)	(67.059)	91.652
Institucionales	332.150	19.675	2.452	1.974	(1.229)	(10.108)	12.764

Empresas	3.286.920	126.936	20.215	15.047	(45.769)	(32.623)	83.806
Empresas	1.353.400	57.077	11.298	7.150	(18.922)	(15.796)	40.807
Grandes Empresas	1.410.578	52.678	6.121	7.129	(27.983)	(12.784)	25.161
Inmobiliaria	522.942	17.181	2.796	768	1.136	(4.043)	17.838
Banca Comercial	14.371.399	872.936	248.968	29.216	(265.948)	(400.998)	484.174

Global banking and markets	1.293.221	60.164	23.173	56.364	(15.495)	(30.788)	93.418
Corporativa	1.293.221	69.786	24.452	1.445	(15.495)	(11.592)	68.596
Tesorería	-	(9.622)	(1.279)	54.919	-	(19.196)	24.822
Otros	62.662	6.619	(8.559)	10.408	(1.118)	(20.150)	(12.800)

Totales	15.727.282	939.719	263.582	95.988	(282.561)	(451.936)	564.792

Otros ingresos operacionales							47.596
Otros gastos operacionales							(55.366)
Resultado por inversiones en sociedades							1.171
Impuesto a la renta							(78.959)
Utilidad (pérdida) consolidada del ejercicio							479.234

(1)	Corresponde a créditos y cuentas por cobrar a clientes más adeudado por bancos, sin deducir sus respectivas provisiones por insolvencia.
(2)	Corresponde a la suma de la utilidad neta de operaciones financieras y la utilidad de cambio neta.
(3)	Corresponde a la suma de remuneraciones y gastos del personal, gastos de administración, depreciaciones, amortizaciones y deterioro.

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BANCO SANTANDER CHILE Y AFILIADAS NOTAS A LOS ESTADOS FINANCIEROS CONSOLIDADOS AL 31 DE DICIEMBRE DE 2011 y 2010

NOTA N°05 - EFECTIVO Y EQUIVALENTE DE EFECTIVO:

a)	El detalle de los saldos incluidos bajo efectivo y equivalente de efectivo es el siguiente:

	Al 31 de Diciembre de
	2011 MM$	2010 MM$

Efectivo y depósitos en bancos
Efectivo	369.585	354.340
Depósitos en el Banco Central de Chile	2.142.550	1.312.111
Depósitos bancos nacionales	465	418
Depósitos en el exterior	281.101	95.329
Subtotales efectivo y depósitos en bancos	2.793.701	1.762.198

Operaciones con liquidación en curso netas	186.968	74.243

Totales efectivo y equivalente de efectivo	2.980.669	1.836.441

El nivel de los fondos en efectivo y en el Banco Central de Chile responde a regulaciones sobre encaje que el Banco debe mantener como promedio en períodos mensuales.

b)	Operaciones con liquidación en curso:

Las operaciones con liquidación en curso corresponden a transacciones en que sólo resta la liquidación que aumentará o disminuirá los fondos en el Banco Central de Chile o en bancos del exterior, normalmente dentro de las próximas 24 a 48 hrs. hábiles siguientes al cierre de cada ejercicio. Estas operaciones se presentan de acuerdo al siguiente detalle:

	Al 31 de Diciembre de
	2011 MM$	2010 MM$

Activos
Documentos a cargo de otros bancos (canje)	188.907	207.346
Fondos por recibir	87.547	167.022
Subtotales	276.454	374.368
Pasivos
Fondos por entregar	89.486	300.125
Subtotales	89.486	300.125

Operaciones con liquidación en curso netas	186.968	74.243

47

BANCO SANTANDER CHILE Y AFILIADAS NOTAS A LOS ESTADOS FINANCIEROS CONSOLIDADOS AL 31 DE DICIEMBRE DE 2011 y 2010

NOTA N°06 - INSTRUMENTOS PARA NEGOCIACIÓN:

El detalle de los instrumentos designados como instrumentos financieros para negociación es el siguiente:

	Al 31 de Diciembre de
	2011	2010
	MM$	MM$

Instrumentos del Estado y del Banco Central de Chile:
Bonos del Banco Central de Chile	311.503	247.019
Pagarés del Banco Central de Chile	60.233	68.985
Otros instrumentos del Estado y del Banco Central de Chile	15.789	7.123
Subtotales	387.525	323.127

Instrumentos de otras instituciones nacionales:
Pagarés de depósitos en bancos del país	-	-
Letras hipotecarias de bancos del país	-	-
Bonos de bancos del país	-	19.628
Bonos de otras empresas del país	-	11.404
Otros instrumentos emitidos en el país	-	-
Subtotales	-	31.032

Instrumentos de instituciones extranjeras:
Instrumentos de gobierno o bancos centrales del exterior	-	-
Otros instrumentos del exterior	-	-
Subtotales	-	-

Inversiones en fondos mutuos:
Fondos administrados por entidades relacionadas	22.238	25.511
Fondos administrados por terceros	-	-
Subtotales	22.238	25.511

Totales	409.763	379.670

Al 31 de Diciembre de 2011 y 2010 bajo instrumentos de otras instituciones nacionales y extranjera no existen instrumentos vendidos con pacto de retrocompra a clientes e instituciones financieras.

Al 31 de Diciembre de 2011 dentro del rubro“Instrumentos del Estado y del Banco Central de Chile” existen instrumentos vendidos con pacto de retrocompra a clientes e instituciones financieras por MM$ 27.017 y al 31 de Diciembre de 2010 dentro del rubro “Instrumentos del Estado y del Banco Central de Chile” no existen instrumentos vendidos con pacto de retrocompra a clientes e instituciones financieras.

48

BANCO SANTANDER CHILE Y AFILIADAS NOTAS A LOS ESTADOS FINANCIEROS CONSOLIDADOS AL 31 DE DICIEMBRE DE 2011 y 2010

NOTA N°07 - OPERACIONES CON PACTO DE RETROCOMPRA Y PRÉSTAMOS DE VALORES:

a)	Derechos por compromisos de compra

El Banco compra instrumentos financieros acordando revenderlos en una fecha futura. Al 31 de Diciembre de 2011y 2010 los instrumentos adquiridos con pactos de retroventa son los siguientes:

Al 31 de Diciembre de
	2011				2010
	Desde 1 día y menos de 3 meses	Más de 3 meses y menos de 1 año	Más de 1 año	Total	Desde 1 día y menos de 3 meses	Más de 3 meses y menos de 1 año	Más de 1 año	Total
	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$

Instrumentos del Estado y del Banco Central de Chile:
Bonos del Banco Central de Chile	12.928	-	-	12.928	170.985	-	-	170.985
Pagarés del Banco Central de Chile	-	-	-	-	-	-	-	-
Otros instrumentos del Estado y del Banco Central de Chile	-	-	-	-	-	-	-	-
Subtotales	12.928	-	-	12.928	170.985	-	-	170.985
Instrumentos de otras instituciones nacionales:
Pagarés de depósitos en bancos del país	-	-	-	-	-	-	-	-
Letras hipotecarias de bancos del país	-	-	-	-	-	-	-	-
Bonos de bancos del país	-	-	-	-	-	-	-	-
Bonos de otras empresas del país	-	-	-	-	-	-	-	-
Otros instrumentos emitidos en el país	-	-	-	-	-	-	-	-
Subtotales	-	-	-	-	-	-	-	-
Instrumentos de instituciones extranjeras:
Instrumentos de gobiernos o bancos centrales del exterior	-	-	-	-	-	-	-	-
Otros instrumentos del exterior	-	-	-	-	-	-	-	-
Subtotales	-	-	-	-	-	-	-	-
Inversiones en fondos mutuos:
Fondos administrados por entidades relacionadas	-	-	-	-	-	-	-	-
Fondos administrados por terceros	-	-	-	-	-	-	-	-
Subtotales	-	-	-	-	-	-	-	-

Totales	12.928	-	-	12.928	170.985	-	-	170.985

49

BANCO SANTANDER CHILE Y AFILIADAS NOTAS A LOS ESTADOS FINANCIEROS CONSOLIDADOS AL 31 DE DICIEMBRE DE 2011 y 2010

NOTA N°07 - OPERACIONES CON PACTO DE RETROCOMPRA Y PRÉSTAMOS DE VALORES, continuación:

b)	Obligaciones por compromisos de venta

El Banco obtiene fondos vendiendo instrumentos financieros y comprometiéndose a comprarlos en fechas futuras, más un interés a una tasa prefijada. Al 31 de Diciembre de 2011 y 2010 los instrumentos vendidos con pactos de retrocompra son los siguientes:

	Al 31 de Diciembre de
	2011				2010
	Desde 1 día y menos de 3 meses	Más de 3 meses y menos de 1 año	Más de 1 año	Total	Desde 1 día y menos de 3 meses	Más de 3 meses y menos de 1 año	Más de 1 año	Total
	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$

Instrumentos del Estado y del Banco Central de Chile:
Bonos del Banco Central de Chile	27.638	-	-	27.638	140.005	-	-	140.005
Pagarés del Banco Central de Chile	270.591	-	-	270.591	3.515	-	-	3.515
Otros instrumentos del Estado y del Banco Central de Chile	-	-	-	-	21	-	-	21
Subtotales	298.229	-	-	298.229	143.541	-	-	143.541
Instrumentos de otras instituciones nacionales:
Pagarés de depósitos en bancos del país	243.548	2.584	-	246.132	150.236	936	-	151.172
Letras hipotecarias de bancos del país	18	2	-	20	12	-	-	12
Bonos de bancos del país	-	-	-	-	-	-	-	-
Bonos de otras empresas del país	-	-	-	-	-	-	-	-
Otros instrumentos emitidos en el país	-	-	-	-	-	-	-	-
Subtotales	243.566	2.586	-	246.152	150.248	936	-	151.184
Instrumentos de instituciones extranjeras:
Instrumentos de gobiernos o bancos centrales del exterior	-	-	-	-	-	-	-	-
Otros instrumentos del exterior	-	-	-	-	-	-	-	-
Subtotales	-	-	-	-	-	-	-	-
Inversiones en fondos mutuos:
Fondos administrados por entidades relacionadas	-	-	-	-	-	-	-	-
Fondos administrados por terceros	-	-	-	-	-	-	-	-
Subtotales	-	-	-	-	-	-	-	-

Totales	541.795	2.586	-	544.381	293.789	936	-	294.725

50

BANCO SANTANDER CHILE Y AFILIADAS NOTAS A LOS ESTADOS FINANCIEROS CONSOLIDADOS AL 31 DE DICIEMBRE DE 2011 y 2010

NOTA N°07 -OPERACIONES CON PACTO DE RETROCOMPRA Y PRÉSTAMOS DE VALORES, continuación:

Al 31 de Diciembre de 2011 y 2010 se presenta el detalle por tipo de cartera de los instrumentos vendidos bajo acuerdo de retrocompra:

	Al 31 de Diciembre de
	2011			2010
	Cartera Disponible para la Venta	Cartera de Negociación	Total Instrumentos con pacto	Cartera Disponible para la Venta	Cartera de Negociación	Total Instrumentos con pacto
	MM$	MM$	MM$	MM$	MM$	MM$

Instrumentos del Estado y del Banco Central de Chile:
Bonos del Banco Central de Chile	27.688	-	27.688	140.494	-	140.494
Pagarés del Banco Central de Chile	245.635	27.017	272.652	3.518	-	3.518
Otros instrumentos del Estado y del Banco Central de Chile	-	-	-	22	-	22
Subtotales	273.323	27.017	300.340	144.034	-	144.034
Otros instrumentos emitidos en el país:
Pagarés de depósitos en bancos del país	246.205	-	246.205	152.126	-	152.126
Letras hipotecarias de bancos del país	19	-	19	12	-	12
Bonos de bancos del país	-	-	-	-	-	-
Bonos de otras empresas del país	-	-	-	-	-	-
Otros instrumentos emitidos en el país	-	-	-	-	-	-
Subtotales	246.224	-	246.224	152.138	-	152.138
Instrumentos de instituciones extranjeras:
Instrumentos de gobierno o bancos centrales del exterior	-	-	-	-	-	-
Otros instrumentos del exterior	-	-	-	-	-	-

Inversiones en fondos mutuos:
Fondos administrados por entidades relacionadas	-	-	-	-	-	-
Fondos administrados por terceros	-	-	-	-	-	-
Subtotales	-	-	-	-	-	-

Totales	519.547	27.017	546.564	296.172	-	296.172

51

BANCO SANTANDER CHILE Y AFILIADAS NOTAS A LOS ESTADOS FINANCIEROS CONSOLIDADOS AL 31 DE DICIEMBRE DE 2011 y 2010

NOTA N°08 - CONTRATOS DE DERIVADOS FINANCIEROS Y COBERTURAS CONTABLES:

a)	El Banco al 31 de Diciembre de 2011 y 2010, mantiene la siguiente cartera de instrumentos derivados:

	Al 31 de Diciembre de 2011
	Monto nocional				Valor razonable
	Hasta 3 meses	Más de 3 meses a 1 año	Más de 1 año	Totales	Activos	Pasivos
	MM$	MM$	MM$	MM$	MM$	MM$

Derivados de cobertura de valor razonable
Forwards de monedas	-	-	-	-	-	-
Swaps de tasas de interés	-	368.885	444.845	813.730	22.376	35
Swaps de monedas y tasas	30.989	-	277.469	308.458	20.499	869
Opciones call de monedas	-	-	-	-	-	-
Opciones call de tasas	-	-	-	-	-	-
Opciones put de monedas	-	-	-	-	-	-
Opciones put de tasas	-	-	-	-	-	-
Futuros de tasas de interés	-	-	-	-	-	-
Otros derivados	-	-	-	-	-	-
Subtotales	30.989	368.885	722.314	1.122.188	42.875	904

Derivados de cobertura de flujo de efectivo
Forwards de monedas	-	-	-	-	-	-
Swaps de tasas de interés	-	-	-	-	-	-
Swaps de monedas y tasas	284.875	1.234.882	394.050	1.913.807	94.562	713
Opciones call de monedas	-	-	-	-	-	-
Opciones call de tasas	-	-	-	-	-	-
Opciones put de monedas	-	-	-	-	-	-
Opciones put de tasas	-	-	-	-	-	-
Futuros de tasas de interés	-	-	-	-	-	-
Otros derivados	-	-	-	-	-	-
Subtotales	284.875	1.234.882	394.050	1.913.807	94.562	713

Derivados de negociación
Forwards de monedas	14.305.612	8.473.390	604.935	23.383.937	264.712	216.978
Swaps de tasas de interés	5.527.118	11.459.132	13.716.043	30.702.293	265.482	302.292
Swaps de monedas y tasas	1.405.419	2.511.430	10.688.479	14.605.328	943.457	769.031
Opciones call de monedas	36.180	23.502	-	59.682	741	560
Opciones call de tasas	5.855	18.773	29.672	54.300	68	256
Opciones put de monedas	14.416	17.503	-	31.919	750	1.017
Opciones put de tasas	-	-	-	-	-	-
Futuros de tasas de interés	-	-	-	-	-	-
Otros derivados	102.084	1.694	-	103.778	222	397
Subtotales	21.396.684	22.505.424	25.039.129	68.941.237	1.475.432	1.290.531

Totales	21.712.548	24.109.191	26.155.493	71.977.232	1.612.869	1.292.148

52

BANCO SANTANDER CHILE Y AFILIADAS NOTAS A LOS ESTADOS FINANCIEROS CONSOLIDADOS AL 31 DE DICIEMBRE DE 2011 y 2010

NOTA N°08 - CONTRATOS DE DERIVADOS FINANCIEROS Y COBERTURAS CONTABLES, continuación:

	Al 31 de Diciembre de 2010
	Monto nocional				Valor razonable
	Hasta 3 meses	Más de 3 meses a 1 año	Más de 1 año	Totales	Activos	Pasivos
	MM$	MM$	MM$	MM$	MM$	MM$

Derivados de cobertura de valor razonable
Forwards de monedas	-	-	-	-	-	-
Swaps de tasas de interés	-	-	702.306	702.306	5.827	6.464
Swaps de monedas y tasas	28.090	229.296	387.024	644.410	5.296	28.730
Opciones call de monedas	-	-	-	-	-	-
Opciones call de tasas	-	-	-	-	-	-
Opciones put de monedas	-	-	-	-	-	-
Opciones put de tasas	-	-	-	-	-	-
Futuros de tasas de interés	-	-	-	-	-	-
Otros derivados	-	-	-	-	-	-
Subtotales	28.090	229.296	1.089.330	1.346.716	11.123	35.194

Derivados de cobertura de flujo de efectivo
Forwards de monedas	-	-	-	-	-	-
Swaps de tasas de interés	-	-	-	-	-	-
Swaps de monedas y tasas	147.872	999.792	379.859	1.527.523	494	120.563
Opciones call de monedas	-	-	-	-	-	-
Opciones call de tasas	-	-	-	-	-	-
Opciones put de monedas	-	-	-	-	-	-
Opciones put de tasas	-	-	-	-	-	-
Futuros de tasas de interés	-	-	-	-	-	-
Otros derivados	-	-	-	-	-	-
Subtotales	147.872	999.792	379.859	1.527.523	494	120.563

Derivados de negociación
Forwards de monedas	10.374.003	6.830.128	792.254	17.996.385	283.722	348.152
Swaps de tasas de interés	2.671.634	7.607.192	13.475.904	23.754.730	204.786	250.812
Swaps de monedas y tasas	1.081.609	2.783.653	10.061.745	13.927.007	1.123.547	887.222
Opciones call de monedas	20.724	29.247	936	50.907	272	233
Opciones call de tasas	34.076	16.690	59.676	110.442	82	1.269
Opciones put de monedas	6.364	4.906	-	11.270	230	385
Opciones put de tasas	-	-	-	-	-	-
Futuros de tasas de interés	-	-	-	-	-	-
Otros derivados	165.208	-	-	165.208	122	149
Subtotales	14.353.618	17.271.816	24.390.515	56.015.949	1.612.761	1.488.222

Totales	14.529.580	18.500.904	25.859.704	58.890.188	1.624.378	1.643.979

53

BANCO SANTANDER CHILE Y AFILIADAS NOTAS A LOS ESTADOS FINANCIEROS CONSOLIDADOS AL 31 DE DICIEMBRE DE 2011 y 2010

NOTA N°08 - CONTRATOS DE DERIVADOS FINANCIEROS Y COBERTURAS CONTABLES, continuación:

b)	Coberturas

Coberturas de valor razonable:

El Banco utiliza cross currency swap, interest rate swap y call money swap para cubrir su exposición a cambios en el valor razonable del elemento cubierto atribuibles al tipo de interés. Los instrumentos de cobertura ya mencionados, modifican el costo efectivo de emisiones a largo plazo, desde un tipo de interés fijo a un tipo de interés variable disminuyendo la duración y modificando la sensibilidad a los tramos más cortos de la curva.

A continuación se presenta el detalle de los elementos cubiertos e instrumentos de cobertura bajo coberturas de valor razonable, vigentes al 31 de Diciembre de 2011 y 2010, separado por plazo al vencimiento:

	Al 31 de Diciembre de 2011
	Dentro de 1 año	Entre 1 y 3 años	Entre 3 y 6 años	Sobre 6 años	Total
	MM$	MM$	MM$	MM$	MM$

Elemento cubierto
Bonos corporativos	-	11.188	-	-	11.188
Bonos subordinados	-	158.124	-	-	158.124
Créditos Corfo	-	25.000	-		25.000
Créditos interbancarios	-	-	-	-	-
Letras hipotecarias	-	-	-	28.339	28.339
Bonos corrientes o senior	35.629	25.050	-	-	60.679
Depósito a plazo	364.245	-	326.129	148.484	838.858
Totales	399.874	219.362	326.129	176.823	1.122.188

Instrumento de cobertura
Cross currency swap	30.989	183.174	65.956	28.339	308.458
Interest rate swap	364.245	11.188	260.173	-	635.606
Call money swap	4.640	25.000	-	148.484	178.124
Totales	399.874	219.362	326.129	176.823	1.122.188

	Al 31 de Diciembre de 2010
	Dentro de 1 año	Entre 1 y 3 años	Entre 3 y 6 años	Sobre 6 años	Total
	MM$	MM$	MM$	MM$	MM$

Elemento cubierto
Bonos corporativos	-	10.061	-	-	10.061
Bonos corrientes o senior	-	374.360	358.862	49.591	782.813
Bonos subordinados	-	51.475	140.385	-	191.860
Créditos Corfo	-	25.000	-	-	25.000
Créditos interbancarios	210.591	-	-	-	210.591
Depósitos a plazo	46.795	4.640	-	-	51.435
Letras Hipotecarias	-	-	-	74.956	74.956
Totales	257.386	465.536	499.247	124.547	1.346.716

Instrumento de cobertura
Cross currency swap	257.386	46.796	265.272	74.956	644.410
Interest rate swap	-	389.100	233.975	-	623.075
Call money swap	-	29.640	-	49.591	79.231
Totales	257.386	465.536	499.247	124.547	1.346.716

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BANCO SANTANDER CHILE Y AFILIADAS NOTAS A LOS ESTADOS FINANCIEROS CONSOLIDADOS AL 31 DE DICIEMBRE DE 2011 y 2010

NOTA N°08 - CONTRATOS DE DERIVADOS FINANCIEROS Y COBERTURAS CONTABLES, continuación:

Coberturas de flujos de efectivo:

El Banco utiliza cross currency swaps para cubrir el riesgo de variabilidad de flujos atribuibles a cambios en la tasa de interés de bonos y créditos interbancarios emitidos a tasa variable. Los flujos de efectivo sobre los cross currency swaps se encuentran igualados a los flujos de efectivo de las partidas cubiertas, y modifican flujos inciertos, por flujos conocidos derivados de un tipo de interés fijo.

A continuación se presentan los nominales de la partida cubierta para el 31 de Diciembre 2011 y 2010, y el período donde se producirán los flujos:

	Al 31 de Diciembre de 2011
	Dentro de 1.año	Entre 1 y 3 años	Entre 3 y 6 años	Sobre 6 años	Total
	MM$	MM$	MM$	MM$	MM$

Elemento cubierto
Créditos interbancarios	1.142.238	147.329	-	-	1.289.567
Bonos	377.519	246.721	-	-	624.240
Totales	1.519.757	394.050	-	-	1.913.807

Instrumento de cobertura
Cross currency swap	1.519.757	394.050	-	-	1.913.807
Totales	1.519.757	394.050	-	-	1.913.807

	Al 31 de Diciembre de 2010
	Dentro de 1año	Entre 1 y 3 años	Entre 3 y 6 años	Sobre 6 años	Total
	MM$	MM$	MM$	MM$	MM$

Elemento cubierto
Créditos interbancarios	937.087	95.930	-	-	1.033.017
Bonos	210.577	283.929	-	-	494.506
Totales	1.147.664	379.859	-	-	1.527.523

Instrumento de cobertura
Cross currency swap	1.147.664	379.859	-	-	1.527.523
Totales	1.147.664	379.859	-	-	1.527.523

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BANCO SANTANDER CHILE Y AFILIADAS NOTAS A LOS ESTADOS FINANCIEROS CONSOLIDADOS AL 31 DE DICIEMBRE DE 2011 y 2010

NOTA N°08 - CONTRATOS DE DERIVADOS FINANCIEROS Y COBERTURAS CONTABLES, continuación:

A continuación se presenta la estimación de los ejercicios donde se espera que se produzcan los flujos:

	Al 31 de Diciembre de 2011
	Dentro de 1 año	Entre 1 y 3 años	Entre 3 y 6 años	Sobre 6 años	Total
	MM$	MM$	MM$	MM$	MM$

Elemento cubierto
Ingresos de flujo	-	-	-	-	-
Egresos de flujo	(26.147)	(9.791)	-	-	(35.938)
Flujos netos	(26.147)	(9.791)	-	-	(35.938)

Instrumento de cobertura
Ingresos de flujo	26.147	9.791	-	-	35.938
Egresos de flujo	(44.257)	(13.692)	-	-	(57.949)
Flujos netos	(18.110)	(3.901)	-	-	(22.011)

	Al 31 de Diciembre de 2010
	Dentro de 1 año	Entre 1 y 3 años	Entre 3 y 6 años	Sobre 6 años	Total
	MM$	MM$	MM$	MM$	MM$

Elemento cubierto
Ingresos de flujo	-	-	-	-	-
Egresos de flujo	(17.627)	(5.696)	-	-	(23.323)
Flujos netos	(17.627)	(5.696)	-	-	(23.323)

Instrumento de cobertura
Ingresos de flujo	17.627	5.696	-	-	23.323
Egresos de flujo	(30.044)	(9.772)	-	-	(39.816)
Flujos netos	(12.417)	(4.076)	-	-	(16.493)

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NOTA N°08 - CONTRATOS DE DERIVADOS FINANCIEROS Y COBERTURAS CONTABLES, continuación:

c)	El resultado generado por aquellos derivados de flujos de efectivo cuyo efecto fue registrado en el Estado Consolidado de Cambios en el Patrimonio al 31 de Diciembre de 2011 y 2010, se presenta a continuación:

	Al 31 de Diciembre de
	2011 MM$	2010 MM$

Bonos	(1.892)	-
Crédito	2.286	11.958

Flujos netos	394	11.958

Considerando que los flujos variables, tanto del elemento cubierto como del elemento de cobertura, son espejos uno del otro, las coberturas son cercanas al 100% de eficiencia; lo que implica que todas las variaciones de valor atribuibles a componentes de tasa se netean casi por completo. Al 31 de Diciembre de 2011 y 2010 se llevó a resultados por ineficiencia MM$ (23) y MM$ (2), respectivamente.

Durante el período 2010 el Banco registró una cobertura de flujo futuro previsto, respecto de un crédito sindicado otorgado al Banco Santander Chile y estructurado por Standard Chartered Bank por MMUSD 175.

d)	A continuación se presenta el resultado generado por aquellos derivados de flujos de efectivo cuyo efecto fue traspasado desde otros resultados integrales a resultados del ejercicio:

	Al 31 de Diciembre de
	2011 MM$	2010 MM$

Bonos	(121)	-
Crédito	(346)	-

Resultados netos por cobertura de flujos de efectivo	(467)	-

e)	Coberturas de inversión neta de negocios en el extranjero:

Al 31 de Diciembre de 2011 y 2010, el Banco no presenta dentro de su cartera de coberturas contables, coberturas de inversiones netas en el exterior.

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NOTA N°09 - ADEUDADO POR BANCOS:

a)	Al cierre de los estados financieros 2011 y 2010, los saldos presentados en el rubro “Adeudado por bancos”, son los siguientes:

Al 31 de Diciembre de
	2011 MM$	2010 MM$

Bancos del país
Préstamos y avances a bancos	-	-
Depósitos en el Banco Central de Chile no disponibles	-	-
Títulos intransferibles del Banco Central de Chile	-	-
Otras acreencias con el Banco Central de Chile	-	-
Préstamos interbancarios	647	17
Sobregiros en cuentas corrientes	-	-
Depósitos intransferibles en bancos del país	-	-
Otras acreencias con bancos del país	-	-
Provisiones y deterioro para créditos con bancos en el país	(1)	-

Bancos del exterior
Préstamos a bancos del exterior	87.041	69.709
Sobregiros en cuentas corrientes	-	-
Depósitos intransferibles en bancos del exterior	-	-
Otras acreencias con bancos del exterior	-	-
Provisiones y deterioro para créditos con bancos en el exterior	(146)	(54)

Totales	87.541	69.672

b)	El importe en cada ejercicio por provisiones y deterioro de los créditos adeudados por bancos, se presenta a continuación:

	Al 31 de Diciembre de
	2011			2010
	Bancos del país	Bancos del exterior	Total	Bancos del país	Bancos del exterior	Total
	MM$	MM$	MM$	MM$	MM$	MM$

Saldos al 01 de Enero de	-	54	54	-	42	42
Castigos	-	-	-	-	-	-
Provisiones constituidas	406	194	600	-	131	131
Provisiones liberadas	(405)	(102)	(507)	-	(119)	(119)

Totales	1	146	147	-	54	54

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NOTA N°10 - CRÉDITOS Y CUENTAS POR COBRAR A CLIENTES:

a)	Créditos y cuentas por cobrar a clientes

Al 31de Diciembre de 2011 y 2010, la composición de la cartera de colocaciones es la siguiente:

	Activos antes de provisiones				Provisiones constituidas
Al 31 de Diciembre de 2011	Cartera normal	Cartera Subestándar	Cartera Incumplimiento	Total	Provisiones individuales	Provisiones grupales	Total	Activo neto
	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$

Colocaciones comerciales
Préstamos comerciales	5.903.830	170.829	527.713	6.602.372	97.127	81.802	178.929	6.423.443
Créditos de comercio exterior	971.662	31.818	38.544	1.042.024	30.654	1.059	31.713	1.010.311
Préstamos hipotecarios para fines generales	119.178	3.455	9.750	132.383	268	3.097	3.365	129.018
Operaciones de factoraje	181.104	5.452	2.074	188.630	3.131	822	3.953	184.677
Operaciones de leasing	1.139.799	57.023	40.853	1.237.675	15.310	6.167	21.477	1.216.198
Otros créditos y cuentas por cobrar	65.793	683	18.025	84.501	1.427	4.168	5.595	78.906
Subtotales	8.381.366	269.260	636.959	9.287.585	147.917	97.115	245.032	9.042.553

Colocaciones para vivienda
Préstamos con letras de crédito	109.790	-	4.068	113.858	-	707	707	113.151
Préstamos con mutuos hipotecarios endosables	68.844	-	3.034	71.878	-	1.241	1.241	70.637
Otros créditos con mutuos para vivienda	4.737.333	-	192.594	4.929.927	-	33.685	33.685	4.896.242
Operaciones de leasing	-	-	-		-	-	-	-
Subtotales	4.915.967	-	199.696	5.115.663	-	35.633	35.633	5.080.030

Colocaciones de consumo
Créditos de consumo en cuotas	1.425.369	-	383.225	1.808.594	-	193.874	193.874	1.614.720
Deudores por tarjetas de crédito	889.303	-	31.549	920.852	-	43.922	43.922	876.930
Contrato leasing consumo	3.551	-	176	3.727	-	109	109	3.618
Otros préstamos consumo	203.933	-	6.740	210.673	-	5.117	5.117	205.556
Subtotales	2.522.156	-	421.690	2.943.846	-	243.022	243.022	2.700.824

Totales	15.819.489	269.260	1.258.345	17.347.094	147.917	375.770	523.687	16.823.407

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NOTA N°10 - CRÉDITOS Y CUENTAS POR COBRAR A CLIENTES, continuación:

	Activos antes de provisiones				Provisiones constituidas
Al 31 de Diciembre de 2010	Cartera normal	Cartera Subestándar	Cartera Incumplimiento	Total	Provisiones individuales	Provisiones grupales	Total	Activo neto
	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$

Colocaciones comerciales
Préstamos comerciales	5.293.106	200.470	613.541	6.107.117	114.051	76.577	190.628	5.916.489
Créditos de comercio exterior	651.891	37.339	44.813	734.043	18.810	78	18.888	715.155
Préstamos hipotecarios para fines generales	52.566	4.054	11.336	67.956	780	3.570	4.350	63.606
Operaciones de factoraje	197.331	6.398	2.411	206.140	3.041	372	3.413	202.727
Operaciones de leasing	1.008.502	66.917	47.497	1.122.916	10.090	1.657	11.747	1.111.169
Otros créditos y cuentas por cobrar	45.698	802	20.957	67.457	5.976	3.688	9.664	57.793
Subtotales	7.249.094	315.980	740.555	8.305.629	152.748	85.942	238.690	8.066.939

Colocaciones para vivienda
Préstamos con letras de crédito	133.640	-	4.454	138.094	-	446	446	137.648
Préstamos con mutuos hipotecarios endosables	121.041	-	63.323	184.364	-	11.319	11.319	173.045
Otros créditos con mutuos para vivienda	4.253.810	-	74.869	4.328.679	-	5.567	5.567	4.323.112
Operaciones de leasing	-	-	-	-	-	-	-	-
Subtotales	4.508.491	-	142.646	4.651.137	-	17.332	17.332	4.633.805

Colocaciones de consumo
Créditos de consumo en cuotas	1.192.464	-	412.139	1.604.603	-	176.219	176.219	1.428.384
Deudores por tarjetas de crédito	771.988	-	22.228	794.216	-	36.156	36.156	758.060
Contrato leasing consumo	3.407	-	328	3.735	-	121	121	3.614
Otros préstamos consumo	283.912	-	14.324	298.236	-	13.063	13.063	285.173
Subtotales	2.251.771	-	449.019	2.700.790	-	225.559	225.559	2.475.231

Totales	14.009.356	315.980	1.332.220	15.657.556	152.748	328.833	481.581	15.175.975

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NOTA N°10 - CRÉDITOS Y CUENTAS POR COBRAR A CLIENTES, continuación:

b)	Características de la cartera:

Al 31 de Diciembre de 2011 y 2010, la cartera antes de provisiones, presenta un desglose según la actividad económica del cliente, de acuerdo a lo siguiente:

	Créditos en el país (*)		Créditos en el exterior (**)		Total créditos		Tasa
	Al 31 de Diciembre de		Al 31 de Diciembre de		Al 31 de Diciembre de		Al 31 de Diciembre de
	2011	2010	2011	2010	2011	2010	2011	2010
	MM$	MM$	MM$	MM$	MM$	MM$	%	%
Colocaciones comerciales
Manufacturas	834.011	838.324	-	-	834.011	838.324	4,78	5,33
Minería	266.442	106.119	-	-	266.442	106.119	1,53	0,67
Electricidad, gas y agua	221.039	149.907	-	-	221.039	149.907	1,27	0,95
Agricultura y ganadería	760.527	679.159	-	-	760.527	679.159	4,36	4,32
Forestal	89.353	84.375	-	-	89.353	84.375	0,51	0,54
Pesca	144.162	133.930	-	-	144.162	133.930	0,83	0,85
Transporte	473.414	449.508	-	-	473.414	449.508	2,72	2,86
Comunicaciones	252.528	214.881	-	-	252.528	214.881	1,45	1,37
Construcción	980.797	839.316	-	-	980.797	839.316	5,63	5,34
Comercio	1.916.400	1.732.800	87.041	69.709	2.003.441	1.802.509	11,49	11,46
Servicios	384.061	358.314	-	-	384.061	358.314	2,20	2,28
Otros	2.965.498	2.719.013	-	-	2.965.498	2.719.013	17,00	17,29

Subtotales	9.288.232	8.305.646	87.041	69.709	9.375.273	8.375.355	53,77	53,26

Colocaciones para la vivienda	5.115.663	4.651.137	-	-	5.115.663	4.651.137	29,35	29,57

Colocaciones de consumo	2.943.846	2.700.790	-	-	2.943.846	2.700.790	16,88	17,17

Totales	17.347.741	15.657.573	87.041	69.709	17.434.782	15.727.282	100,00	100,00

(*)	Incluye préstamos a instituciones financieras del país por un monto de MM$ 647 al 31 de Diciembre de 2011 (MM$ 17 al 31 de Diciembre de 2010).

(**)	Incluye préstamos a instituciones financieras del exterior por un monto de MM$ 87.041 al 31 de Diciembre de 2011 (MM$ 69.709 al 31 de Diciembre de 2010), ver Nota 9.

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NOTA N°10 - CRÉDITOS Y CUENTAS POR COBRAR A CLIENTES, continuación:

c)	Cartera deteriorada (*)

i)	La cartera deteriorada segregada de colocaciones al 31 de Diciembre de 2011 y 2010, es la siguiente:

	Al 31 de Diciembre de
	2011				2010
	Comerciales	Vivienda	Consumo	Total	Comerciales	Vivienda	Consumo	Total
	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$
Cartera individual deteriorada	285.930	-	-	285.930	444.129	-	-	444.129
Cartera vencida	251.881	152.911	106.565	511.357	213.872	121.911	80.956	416.739
Resto deterioro	164.158	46.785	315.125	526.068	230.810	20.735	368.063	619.608
Totales	701.969	199.696	421.690	1.323.355	888.811	142.646	449.019	1.480.476

(*) La cartera deteriorada corresponde a los créditos clasificados como subestándar en categorías B3 y B4, y la cartera de incumplimiento.

ii)	La cartera deteriorada de colocaciones con o sin garantía, al 31 de Diciembre de 2011 y 2010, es la siguiente:

	Al 31 de Diciembre de
	2011				2010
	Comerciales	Vivienda	Consumo	Total	Comerciales	Vivienda	Consumo	Total
	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$
Deuda garantizada	376.864	183.657	58.335	618.856	446.953	131.881	67.450	646.284
Deuda sin garantía	325.105	16.039	363.355	704.499	441.858	10.765	381.569	834.192
Totales	701.969	199.696	421.690	1.323.355	888.811	142.646	449.019	1.480.476

iii) La cartera de colocaciones vencida (con mora igual o mayor a 90 días), referidos al 31 de Diciembre de 2011 y 2010, es la siguiente:

	Al 31 de Diciembre de
	2011				2010
	Comerciales	Vivienda	Consumo	Total	Comerciales	Vivienda	Consumo	Total
	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$
Deuda garantizada	116.201	138.234	9.920	264.355	96.007	111.708	7.071	214.786
Deuda sin garantía	135.680	14.677	96.645	247.002	117.865	10.203	73.885	201.953
Totales	251.881	152.911	106.565	511.357	213.872	121.911	80.956	416.739

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NOTA N°10 - CRÉDITOS Y CUENTAS POR COBRAR A CLIENTES, continuación:

d) Provisiones

El movimiento de las provisiones, durante los ejercicios 2011 y 2010 se resume como sigue:

	Al 31 de Diciembre de
	2011			2010
	Provisiones individuales	Provisiones grupales	Total	Provisiones individuales	Provisiones grupales	Total
	MM$	MM$	MM$	MM$	MM$	MM$
Saldos al 01 de Enero de	152.748	328.833	481.581	78.297	271.188	349.485

Castigos de cartera deteriorada:
Colocaciones comerciales	(23.200)	(67.175)	(90.375)	(12.541)	(58.335)	(70.876)
Colocaciones para vivienda	-	(12.776)	(12.776)	-	(14.549)	(14.549)
Colocaciones de consumo	-	(187.937)	(187.937)	-	(121.621)	(121.621)

Totales castigos	(23.200)	(267.888)	(291.088)	(12.541)	(194.505)	(207.046)

Provisiones constituidas	60.110	374.237	434.347	97.820	268.920	366.740
Provisiones liberadas	(41.741)	(59.412)	(101.153)	(10.828)	(16.770)	(27.598)

Saldos al 31 de Diciembre de	147.917	375.770	523.687	152.748	328.833	481.581

Además de las provisiones por riesgo de crédito, se mantienen provisiones por:

a)	Riesgo país para cubrir el riesgo asumido al mantener o comprometer recursos con algún país extranjero, esta provisiones se determinan sobre la base de las clasificaciones de los países efectuadas por el Banco, de acuerdo a las disposiciones establecidas en el Capítulo 7-13 de la Recopilación Actualizada de Normas. El saldo de provisiones constituidas al 31 de Diciembre de 2011 y 2010 alcanza a MM$ 19 y MM$ 1 respectivamente.

b)	De acuerdo a lo establecido por la Circular N°3.489 de la SBIF del 29 de Diciembre de 2009, el Banco ha determinado las provisiones asociadas a los saldos no utilizados de las líneas de crédito de libre disponibilidad. El saldo de provisiones constituidas al 31 de Diciembre de 2011 y 2010 alcanza a MM$ 17.473 y MM$ 35.002 respectivamente.

Ambas se encuentran registradas en el pasivo, específicamente en el rubro provisiones (Nota 22).

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NOTA N°11 - COMPRAS, VENTAS, SUSTITUCIONES DE COLOCACIONES:

a)	Venta de carteras

Durante el año 2011 se han realizado las siguientes operaciones de compraventa de créditos:

	Al 31 de Diciembre de 2011
	Valor libro	Valor venta	Provisiones	Efecto en resultados
	MM$	MM$	MM$	MM$
Ítem colocaciones
(1)	-	8.180	856	7.324
(2)	6.630	8.998	-	2.368

(1)	Venta de cartera de colocaciones que se encontraba castigada. El valor total de la venta de la cartera cedida es de MM$ 8.180, monto que fue registrado en su totalidad en ingresos por venta de cartera castigada, menos su correspondiente provisión por un total de MM$ 856, quedando un efecto neto en resultados de MM$ 7.324 por venta de créditos y cuentas por cobrar a clientes de cartera castigada (Nota 30).

(2)	Venta de cartera vigente por un total de MM$ 8.998 equivalentes a UF 405.925,69 lo que generó un ingreso por venta de cartera de aproximadamente MM$ 2.368 por venta de créditos y cuentas por cobrar a clientes de cartera vigente (Nota 30).

Durante el año 2010 se han realizado las siguientes operaciones de compraventa de créditos:

	Al 31 de Diciembre de 2010
	Valor libro	Valor venta	Provisiones	Efecto en resultados
	MM$	MM$	MM$	MM$
Ítem colocaciones
(1)	-	12.021	2.197	9.824
(2)	7.547	10.120	-	2.573

(1)	Venta de cartera de colocaciones que se encontraba castigada. La cesión de derechos se realizó en Noviembre de 2010 por un total de MM$ 12.021, monto que fue registrado en su totalidad en ingresos por venta de cartera castigada, menos su correspondiente provisión por un total de MM$ 2.197, quedando un efecto neto en resultados de MM$ 9.824 por venta de créditos y cuentas por cobrar a clientes de cartera castigada (Nota 30).

(2)	Venta de cartera vigente por un total de MM$ 10.120 equivalentes a UF 352.128,19 lo que generó un ingreso por venta de cartera de aproximadamente MM$ 2.573 por venta de créditos y cuentas por cobrar a clientes de cartera vigente (Nota 30).

b)	Compra de carteras

El Banco Santander Chile durante el año 2011, realizó compra de cartera de colocaciones (créditos otorgados a empresas chilenas) a su matriz y otras sociedades bajo control común por un monto total de aproximado USD 971,0 millones, de acuerdo al siguiente detalle:

-	Compra a Banco Santander S.A. (Sociedad Matriz), ubicada en España. El monto de la compra ascendió a USD 318,5 millones (MM$ 166.065 aproximadamente), dicho valor corresponde al valor razonable de los créditos, determinado por terceros independientes.

-	Compra a Banco Santander U.K. (Sociedad bajo control común), ubicada en Inglaterra. El monto de la compra ascendió a USD 526,4 millones (MM$ 274.496 aproximadamente), dicho valor corresponde al valor razonable de los créditos, determinado por terceros independientes.

-	Compra a Banco Santander New York (Sociedad bajo control común), ubicada en Estados Unidos de América. El monto de la compra ascendió a USD 126,1 millones (MM$ 65.770 aproximadamente), dicho valor corresponde al valor razonable de los créditos, determinado por terceros independientes.

-	Al 31 de Diciembre de 2011, el valor libro de aquellas operaciones vigentes es de aproximadamente USD 406,6 millones (MM$ 211.574 aproximadamente).

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NOTA N°12 - INSTRUMENTOS DE INVERSIÓN:

Al 31 de Diciembre de 2011 y 2010, el detalle de los instrumentos designados como instrumentos financieros disponibles para la venta es el siguiente:

	Al 31 de Diciembre de
	2011 MM$	2010 MM$

Instrumentos del Estado y del Banco Central de Chile
Bonos del Banco Central de Chile	570.573	555.981
Pagarés del Banco Central de Chile	563.114	366.210
Otros instrumentos del Estado y del Banco Central de Chile	173.839	175.296
Subtotales	1.307.526	1.097.487

Instrumentos de otras instituciones nacionales
Pagarés de depósitos en bancos del país	275.022	-
Letras hipotecarias de bancos del país	66.806	218.112
Bonos de bancos del país	-	-
Bonos de otras empresas del país	-	-
Otros instrumentos emitidos en el país	319	147.833
Subtotales	342.147	365.945

Instrumentos de instituciones extranjeras
Instrumentos de gobierno o bancos centrales del exterior	-	-
Otros instrumentos en el exterior	11.638	10.548
Subtotales	11.638	10.548

Totales	1.661.311	1.473.980

Los instrumentos del Estado y del Banco Central de Chile incluyen instrumentos vendidos bajo acuerdos de retrocompra con clientes e instituciones financieras por un total de MM$ 273.323 y MM$ 144.034 al 31 de Diciembre de 2011 y 2010, respectivamente.

Al 31 de Diciembre de 2011 los instrumentos disponibles para la venta incluyen utilidades netas no realizadas por MM$ 3.043 reconocidas como “Ajuste de valoración en patrimonio”, distribuido entre una utilidad de MM$ 3.077 atribuible a tenedores patrimoniales del Banco y una pérdida de MM$ 34 atribuible a interés no controlador.

Al 31 de Diciembre de 2010 los instrumentos disponibles para la venta incluyen pérdidas netas no realizadas por MM$ 18.596 reconocidas como “Ajuste de valoración en patrimonio”, distribuido entre un monto de MM$ 18.341 atribuible a tenedores patrimoniales del Banco y un monto de MM$ 255 atribuible a interés no controlador.

Al 31 de Diciembre de 2011 los instrumentos de otras instituciones nacionales no incluyen instrumentos vendidos bajo acuerdos de retrocompra con clientes e instituciones financieras, mientras que al 31 de Diciembre de 2010 estos alcanzaban a MM$ 152.138.

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NOTA N°12 - INSTRUMENTOS DE INVERSIÓN, continuación:

Las ganancias y pérdidas realizadas son determinadas usando el procedimiento de ventas menos el costo (método de identificación específico) de las inversiones identificadas para ser vendidas. Adicionalmente, cualquier ganancia o pérdida sin realizar previamente contabilizada en valor líquido de estas inversiones, es reversada mediante las cuentas de resultados.

Las ganancias y pérdidas brutas realizadas en la venta de instrumentos disponibles para la venta, al 31 de Diciembre de 2011 y 2010 se detallan a continuación:

	Al 31 de Diciembre de
	2011	2010
	MM$	MM$

Ventas de instrumentos disponibles para la venta que generan ganancias realizadas	3.883.812	6.653.426
Ganancias realizadas	4.959	20.832
Ventas de instrumentos disponibles para venta que generan pérdidas realizadas	1.359.177	3.831.670
Pérdidas realizadas	7.922	19.224

El Banco revisó los instrumentos con pérdidas no realizadas al 31 de Diciembre de 2011 y 2010, concluyendo que no eran deterioros más que temporales. Esta revisión consistió en la evaluación de las razones económicas de la disminución, la calificación crediticia de los emisores de los instrumentos, la intención y habilidad del Banco para sostener los instrumentos hasta la recuperación de la pérdida no realizada. Basado en este análisis, el Banco considera que no hay más que deterioros temporales en su cartera de inversión debido a que la mayoría de la disminución del valor justo de estos instrumentos fueron causadas por condiciones del mercado, las cuáles el Banco considera que son temporales. Todos los instrumentos que tienen pérdidas no realizadas al 31 de Diciembre de 2011 y 2010, estuvieron en continua posición de pérdida no realizada por menos de un año.

El valor realizado y valor de mercado de los instrumentos disponibles para venta al 31 de Diciembre de 2011 y 2010, se detalla a continuación:

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NOTA N°12 - INSTRUMENTOS DE INVERSIÓN, continuación:

Las siguientes tablas muestran los instrumentos disponibles para la venta en condiciones de utilidad (pérdida) no realizada al 31 de Diciembre de 2011 y 2010.

Al 31 de Diciembre de 2011:

	Menor a 12 meses				Mayor a 12 meses				Total
	Costo amortizado	Valor razonable	Utilidad no realizada	Pérdida no realizada	Costo amortizado	Valor razonable	Utilidad no realizada	Pérdida no realizada	Costo amortizado	Valor razonable	Utilidad no realizada	Pérdida no realizada
	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$
Instrumentos del Estado y del Banco Central de Chile
Bonos del Banco Central de Chile	571.340	570.573	2.397	(3.164)	-	-	-	-	571.340	570.573	2.397	(3.164)
Pagarés del Banco Central de Chile	563.293	563.114	303	(482)	-	-	-	-	563.293	563.114	303	(482)
Otros instrumentos del Estado y del Banco Central de Chile	170.802	173.839	3.054	(17)	-	-	-	-	170.802	173.839	3.054	(17)
Subtotales	1.305.435	1.307.526	5.754	(3.663)	-	-	-	-	1.305.435	1.307.526	5.754	(3.663)
Instrumentos de otras instituciones nacionales
Pagarés de depósitos en bancos del país	274.959	275.022	66	(3)	-	-	-	-	274.959	275.022	66	(3)
Letras hipotecarias de bancos del país	66.341	66.806	1.123	(658)	-	-	-	-	66.341	66.806	1.123	(658)
Bonos de bancos del país	-	-	-	-	-	-	-	-	-	-	-	-
Bonos de otras empresas del país	-	-	-	-	-	-	-	-	-	-	-	-
Otros instrumentos emitidos en el país	315	319	4	-	-	-	-	-	315	319	4	-
Subtotales	341.615	342.147	1.193	(661)	-	-	-	-	341.615	342.147	1.193	(661)
Instrumentos de instituciones extranjeras
Instrumentos de gobierno o bancos centrales del exterior	-	-	-	-	-	-	-	-	-	-	-	-
Otros instrumentos en el exterior	11.218	11.638	420	-	-	-	-	-	11.218	11.638	420	-
Subtotales	11.218	11.638	420	-	-	-	-	-	11.218	11.638	420	-

Totales	1.658.268	1.661.311	7.367	(4.324)	-	-	-	-	1.658.268	1.661.311	7.367	(4.324)

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NOTA N°12 - INSTRUMENTOS DE INVERSIÓN, continuación:

Al 31 de Diciembre de 2010:

	Menor a 12 meses				Mayor a 12 meses				Total
	Costo amortizado	Valor razonable	Utilidad no realizada	Pérdida no realizada	Costo amortizado	Valor razonable	Utilidad no realizada	Pérdida no realizada	Costo amortizado	Valor razonable	Utilidad no realizada	Pérdida no realizada
	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$
Instrumentos del Estado y del Banco Central de Chile
Bonos del Banco Central de Chile	570.016	555.981	-	(14.035)	-	-	-	-	570.016	555.981	-	(14.035)
Pagarés del Banco Central de Chile	367.106	366.210	96	(992)	-	-	-	-	367.106	366.210	96	(992)
Otros instrumentos del Estado y del Banco Central de Chile	178.665	175.296	39	(3.408)	-	-	-	-	178.665	175.296	39	(3.408)
Subtotales	1.115.787	1.097.487	135	(18.435)	-	-	-	-	1.115.787	1.097.487	135	(18.435)
Instrumentos de otras instituciones nacionales
Pagarés de depósitos en bancos del país	-	-	-	-	-	-	-	-	-	-	-	-
Letras hipotecarias de bancos del país	218.840	218.112	909	(1.637)	-	-	-	-	218.840	218.112	909	(1.637)
Bonos de bancos del país	-	-	-	-	-	-	-	-	-	-	-	-
Bonos de otras empresas del país	-	-	-	-	-	-	-	-	-	-	-	-
Otros instrumentos emitidos en el país	147.855	147.833	9	(31)	-	-	-	-	147.855	147.833	9	(31)
Subtotales	366.695	365.945	918	(1.668)	-	-	-	-	366.695	365.945	918	(1.668)
Instrumentos de instituciones extranjeras
Instrumentos de gobierno o bancos centrales del exterior	-	-	-	-	-	-	-	-	-	-	-	-
Otros instrumentos en el exterior	10.094	10.548	454	-	-	-	-	-	10.094	10.548	454	-
Subtotales	10.094	10.548	454	-	-	-	-	-	10.094	10.548	454	-

Totales	1.492.576	1.473.980	1.507	(20.103)	-	-	-	-	1.492.576	1.473.980	1.507	(20.103)

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NOTA N°13 - INVERSIONES EN SOCIEDADES:

a)	El Estado de Situación Financiera Consolidado presenta inversiones en sociedades por MM$ 8.728 al 31 de Diciembre de 2011, MM$ 7.275 al 31 de Diciembre de 2010, según el siguiente detalle:

			Inversión
	Participación de la institución al 31 de Diciembre de		Valor de la inversión al 31 de Diciembre de		Resultados al 31 de Diciembre de
	2011	2010	2011	2010	2011	2010
	%	%	MM$	MM$	MM$	MM$
Sociedad
Centro de Compensación Automatizado	33,33	33,33	432	351	105	47
Redbanc S.A.	33,43	33,43	1.929	1.633	323	136
Transbank S.A.	32,71	32,71	2.092	2.067	391	366
Sociedad Interbancaria de Depósito de Valores S.A.	29,28	29,28	461	451	58	125
Sociedad Nexus S.A.	12,90	12,90	941	941	114	114
Administrador Financiero del Transantiago S.A.	20,00	20,00	1.742	776	966	304
Cámara Compensación de Alto Valor S.A.	12,65	12,65	526	451	91	55

Subtotales			8.123	6.670	2.048	1.147

Acciones o derechos en otras sociedades
Bladex	-	-	136	136	10	10
Bolsas de Comercio	-	-	417	417	82	-
Otras (1)	-	-	52	52	-	14

Totales	-	-	8.728	7.275	2.140	1.171

(1)	Con fecha 24 de Marzo de 2010, la Sociedad Santander S.A. Corredores de Bolsa, realiza la compra de una acción de CCLV Contraparte Central S.A., filial de la Bolsa de Comercio de Santiago, cuyo objetivo es administrar sistemas de compensación y liquidación de instrumentos financieros para los mercados de renta variable y derivados. El precio de compra ascendió a MM$ 4.

b)	Las inversiones en asociadas y otras empresas no tienen precios de mercado

c)	Resumen de información financiera de los asociados entre los ejercicios 2011 y 2010:

	Al 31 de Diciembre de
	2011				2010
	Activos	Pasivos	Capital	Ingresos netos	Activos	Pasivos	Capital	Ingresos netos
	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$

Centro de Compensación Automatizado	1.586	334	937	315	1.359	306	911	142
Redbanc S.A.	15.009	9.529	4.515	965	10.989	6.107	4.475	407
Transbank S.A.	277.424	271.150	5.080	1.194	213.486	207.280	5.088	1.118
Sociedad Interbancaria de Depósito de Valores S.A.	1.576	53	1.179	344	1.392	-	963	429
Sociedad Nexus S.A.	15.497	9.085	5.250	1.162	12.733	6.321	5.532	880
Administrador Financiero del Transantiago S.A.	71.584	62.870	3.883	4.831	51.092	47.213	2.360	1.519
Cámara Compensación de Alto Valor S.A.	4.501	706	3.073	722	3.859	512	2.910	437
Totales	387.177	353.727	23.917	9.533	294.910	267.739	22.239	4.932

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NOTA N°13 - INVERSIONES EN SOCIEDADES, continuación:

d)	Restricciones sobre la capacidad de las asociadas de transferir fondos a los inversores.

No existen restricciones significativas en relación a la capacidad de las asociadas de trasferir fondos, en forma de dividendos en efectivo o reembolso de préstamos o anticipos, al Banco.

e)	El movimiento de las inversiones en sociedades en los ejercicios 2011 y 2010, es el siguiente:

	Al 31 de Diciembre de
	2011	2010
	MM$	MM$

Valor libro inicial	7.275	7.417
Adquisición de inversiones	-	4
Venta de inversiones	-	-
Participación sobre resultados	2.140	1.171
Dividendos percibidos	(795)	(1.081)
Otros ajustes a patrimonio	108	(236)

Totales	8.728	7.275

f)	Las inversiones en sociedades no han registrado deterioro en los ejercicios 2011 y 2010.

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NOTA N°14 - INTANGIBLES:

a)	La composición del rubro al 31 de Diciembre de 2011 y 2010 es la siguiente:

				2011
	Años de vida útil	Años amortización remanente	Saldo inicial 01 de Enero de 2011	Saldo bruto	Amortización acumulada	Saldo neto
			MM$	MM$	MM$	MM$

Licencias	3	2	2.108	8.085	(5.589)	2.496
Desarrollo software (adquiridos)	3	1,8	75.882	184.133	(105.890)	78.243

Totales			77.990	192.218	(111.479)	80.739

				2010
	Años de vida útil	Años amortización remanente	Saldo inicial 01 de Enero de 2010	Saldo bruto	Amortización acumulada	Saldo neto
			MM$	MM$	MM$	MM$

Licencias	3	2	1.544	6.229	(4.121)	2.108
Desarrollo software (adquiridos)	3	1,6	75.716	150.090	(74.208)	75.882

Totales			77.260	156.319	(78.329)	77.990

b)	El movimiento del rubro activos intangibles durante los ejercicios 2011 y 2010, es el siguiente:

b.1) Saldo bruto

	Licencias	Desarrollo software (adquiridos)	Total
	MM$	MM$	MM$

Saldos brutos 2011
Saldos al 01 de Enero de 2011	6.229	150.090	156.319
Adquisiciones	1.856	32.195	34.051
Bajas	-	(409)	(409)
Otros	-	2.257	2.257
Saldos al 31 de Diciembre de 2011	8.085	184.133	192.218

Saldos brutos 2010
Saldos al 01 de Enero de 2010	4.422	123.939	128.361
Adquisiciones	1.807	26.524	28.331
Bajas	-	(373)	(373)

Saldos al 31 de Diciembre de 2010	6.229	150.090	156.319

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NOTA N°14 - INTANGIBLES, continuación:

b.2) Amortización acumulada

Amortización acumulada	Licencias	Desarrollo software (adquiridos)	Total
	MM$	MM$	MM$

Saldos al 01 de Enero de 2011	(4.121)	(74.208)	(78.329)
Amortización del año	(1.468)	(31.625)	(33.093)
Otros cambios en el valor libro del período	-	(57)	(57)

Saldos al 31 de Diciembre de 2011	(5.589)	(105.890)	(111.479)

Saldos al 01 de Enero de 2010	(2.878)	(48.223)	(51.101)
Amortización del año	(1.243)	(25.985)	(27.228)
Otros cambios en el valor libro del ejercicio	-	-	-

Saldos al 31 de Diciembre de 2010	(4.121)	(74.208)	(78.329)

c)	El Banco no tiene ninguna restricción sobre los intangibles al 31 de Diciembre de 2011 y 2010. Adicionalmente los intangibles no han sido entregado como garantía para el cumplimiento de obligaciones. Por otra parte, no existen importes adeudados de intangibles por el Banco a las mismas fechas.

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NOTA N°15 - ACTIVO FIJO:

a) La composición de los rubros al 31 de Diciembre de 2011 y 2010 es la siguiente:

		2011
	Saldo Neto inicial 01 de Enero de 2011	Saldo bruto	Depreciación acumulada	Saldo neto
	MM$	MM$	MM$	MM$

Terrenos y construcciones	126.550	159.579	(38.863)	120.716
Equipos	20.346	51.781	(29.211)	22.570
Cedidos en arrendamiento	1.802	1.848	-	1.848
Otros	6.287	24.081	(16.156)	7.925

Totales	154.985	237.289	(84.230)	153.059

		2010
	Saldo Neto inicial 01 de Enero de 2010	Saldo bruto	Depreciación acumulada	Saldo neto
	MM$	MM$	MM$	MM$

Terrenos y construcciones	161.922	155.821	(29.271)	126.550
Equipos	13.391	42.757	(22.411)	20.346
Cedidos en arrendamiento	689	1.840	(38)	1.802
Otros	8.120	18.943	(12.656)	6.287

Totales	184.122	219.361	(64.376)	154.985

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NOTA N°15 - ACTIVO FIJO, continuación:

b) El movimiento del rubro activos fijos durante los ejercicios 2011 y 2010, es el siguiente:

b.1) Saldo bruto

2011	Terrenos y construcciones	Equipos	Cedidos en arrendamiento operativo	Otros	Total
	MM$	MM$	MM$	MM$	MM$

Saldos al 01 de Enero de 2011	155.821	42.757	1.840	18.943	219.361
Adiciones	8.326	8.503	5.741	4.119	26.689
Deterioro por siniestros (i)	-	(116)	-	-	(116)
Retiros / bajas (ii)	(8.508)	(132)	-	(5)	(8.645)
Traspasos	3.940	769	(5.733)	1.024	-
Otros	-	-	-	-	-

Saldos al 31 de Diciembre de 2011	159.579	51.781	1.848	24.081	237.289

(i)	Banco Santander Chile reconoció en sus estados financieros al 31 de Diciembre de 2011 deterioro por MM$ 116, correspondiente a siniestros de cajeros automáticos. Las indemnizaciones cobradas por conceptos de seguros involucrados, ascendieron a MM$ 437, las cuales se presentan dentro del rubro otros ingresos operacionales (Nota 36).

(ii)	Tal como se indica en la Nota 36 Otros ingresos y gastos operacionales, durante el año 2011, Banco Santander Chile ha vendido 8 Sucursales las que al momento de la venta, tenían un valor libro neto de aproximadamente MM$ 6.237.

2010	Terrenos y construcciones	Equipos	Cedidos en arrendamiento operativo	Otros	Total
	MM$	MM$	MM$	MM$	MM$

Saldos al 01 de Enero de 2010	180.868	27.993	727	17.513	227.101
Adiciones	7.884	7.781	-	3.336	19.001
Deterioro por siniestros (i)	(4.739)	(186)	-	-	(4.925)
Retiros / bajas	(26.968)	(235)	-	(114)	(27.317)
Traspasos	(745)	-	745	-	-
Otros	(479)	7.404	368	(1.792)	5.501

Saldos al 31 de Diciembre de 2010	155.821	42.757	1.840	18.943	219.361

(i)	A consecuencia del terremoto ocurrido el 27 de Febrero de 2010, Banco Santander Chile ha debido reconocer en sus estados financieros al 31 de Diciembre de 2010 un deterioro en algunas de las sucursales ubicadas en la zona afectada, por un monto de MM$ 4.739. Adicionalmente, se ha registrado deterioro por MM$ 186 correspondiente a siniestros de cajeros automáticos. Las indemnizaciones cobradas por conceptos de seguros involucrados, ascendieron a MM$ 3.175, las cuales se presentan dentro del rubro otros ingresos operacionales (Nota 36).

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NOTA N°15 - ACTIVO FIJO, continuación:

b.2) Depreciación acumulada

2011	Terrenos y construcciones	Equipos	Cedidos en arrendamiento operativo	Otros	Total
	MM$	MM$	MM$	MM$	MM$

Saldos al 01 de Enero de 2011	(29.271)	(22.411)	(38)	(12.656)	(64.376)
Cargos por depreciación del ejercicio	(10.011)	(6.845)	-	(3.517)	(20.373)
Bajas y ventas del ejercicio	419	45	-	17	481
Otros	-	-	38	-	38

Saldos al 31 de Diciembre de 2011	(38.863)	(29.211)	-	(16.156)	(84.230)

2010	Terrenos y construcciones	Equipos	Cedidos en arrendamiento operativo	Otros	Total
	MM$	MM$	MM$	MM$	MM$

Saldos al 01 de Enero de 2010	(18.946)	(14.602)	(38)	(9.393)	(42.979)
Cargos por depreciación del ejercicio	(11.103)	(7.809)	-	(3.263)	(22.175)
Bajas y ventas del ejercicio	778	-	-	-	778
Otros	-	-	-	-	-

Saldos al 31 de Diciembre de 2010	(29.271)	(22.411)	(38)	(12.656)	(64.376)

c)	Arrendamiento Operativo – Arrendador

Al 31 de Diciembre de 2011 y 2010, las rentas mínimas futuras a percibir por concepto de arriendos operativos no cancelables, son los siguientes:

	Al 31 de Diciembre de
	2011	2010
	MM$	MM$

Vence dentro de 1 año	1.151	597
Vence entre 1 y 2 años	1.165	591
Vence entre 2 y 3 años	605	587
Vence entre 3 y 4 años	582	184
Vence entre 4 y 5 años	293	165
Vence posterior a 5 años	2.337	2.090

Totales	6.133	4.214

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NOTA N°15 - ACTIVO FIJO, continuación:

d)	Arrendamiento Operativo – Arrendatario

Ciertos muebles y equipos del banco están bajo arriendo operativo. Las rentas mínimas futuras a pagar por concepto de arriendos operativos no cancelables son los siguientes:

	Al 31 de Diciembre de
	2011	2010
	MM$	MM$

Vence dentro de 1 año	15.089	14.301
Vence entre 1 y 2 años	13.521	12.859
Vence entre 2 y 3 años	12.373	11.339
Vence entre 3 y 4 años	10.781	10.194
Vence entre 4 y 5 años	9.347	8.720
Vence posterior a 5 años	63.686	58.724

Totales	124.797	116.137

e)	Al 31 de Diciembre de 2011 y 2010 el Banco no cuenta con contratos de arriendo financiero que no pueden ser rescindidos de manera unilateral.

f)	El Banco no tiene ninguna restricción sobre los activos fijos al 31 de Diciembre de 2011 y 2010. Adicionalmente el activo fijo no han sido entregado como garantía para el cumplimiento de obligaciones. Por otra parte, no existen importes adeudados de activo fijo por el Banco a las mismas fechas.

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NOTA N°16 - IMPUESTOS CORRIENTES E IMPUESTOS DIFERIDOS:

a)	Impuestos corrientes

El Banco al 31 de Diciembre de 2011 y 2010, ha constituido provisión de impuesto a la renta de primera categoría, en base a las disposiciones tributarias vigentes. Dicha provisión se presenta neta de pagos y créditos, según se detalla a continuación:

	Al 31 de Diciembre de
	2011	2010
	MM$	MM$

Resumen de los pasivos (activos) por impuestos corrientes
(Activos) por impuestos corrientes	(37.253)	(12.499)
Pasivos por impuestos corrientes	1.498	1.293

Totales impuestos por pagar (recuperar)	(35.755)	(11.206)

Desglose de los pasivos (activos) por impuestos corrientes (neto)
Impuesto a la renta, tasa de impuesto 20% y 17%, respectivamente	101.853	92.593
Menos:
Pagos provisionales mensuales	(138.329)	(96.245)
Crédito por gastos por capacitación	(1.366)	(1.328)
Otros	2.087	(6.226)

Totales impuestos por pagar (recuperar)	(35.755)	(11.206)

b)	Resultados por impuestos

El efecto del gasto tributario durante los períodos comprendidos entre el 01 de Enero y el 31 de Diciembre de 2011 y 2010, se compone de los siguientes conceptos:

	Al 31 de Diciembre de
	2011	2010
	MM$	MM$

Gastos por impuesto a la renta
Impuesto año corriente	101.853	92.593

Abonos (cargos) por impuestos diferidos
Originación y reverso de diferencias temporarias	(19.165)	(14.318)
Subtotales	82.688	78.275
Impuesto por gastos rechazados artículo N°21	716	684
Otros	49	-
Cargos netos a resultados por impuesto a la renta	83.453	78.959

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NOTA N°16 - IMPUESTOS CORRIENTES E IMPUESTOS DIFERIDOS, continuación:

c)	Reconciliación de la tasa de impuesto efectiva

A continuación se indica la conciliación entre la tasa de impuesto a la renta y la tasa efectiva aplicada en la determinación del gasto por impuesto al 31 de Diciembre de 2011 y 2010.

	Al 31 de Diciembre de
	2011		2010
	Tasa de impuesto	Monto	Tasa de impuesto	Monto
	%	MM$	%	MM$

Utilidad antes de impuesto	20,00	104.694	17,00	94.893
Diferencias permanentes	(2,00)	(10.453)	(1,60)	(8.925)
Impuesto único (gastos rechazados)	0,14	716	0,12	668
Efecto cambio de tasa de impuesto	(2,20)	(11.501)	(1,36)	(7.596)
Otros	-	(3)	(0,01)	(81)

Tasa efectiva y gasto por impuesto a la renta	15,94	83.453	14,15	78.959

La Ley 20.455 de 2011, modificó la tasa de impuesto de primera categoría que se aplicará a las empresas por las utilidades que obtengan en los años 2011 y 2012, dejándolas en 20% y 18,5%, respectivamente. Por lo anterior, en el 2010 se reconoció un ingreso de MM$ 7.596, correspondiente al ajuste de las diferencias temporales existentes que se reversarán en esos años, a Diciembre de 2011 se ha reconocido un ingreso de MM$ 11.501, por diferencias temporarias generadas en el año y que se reversarán en 2012 en adelante.

d)	Efecto de impuestos diferidos en otros resultados integrales

A continuación se presenta el resumen del efecto de impuesto diferido en patrimonio de forma separada mostrando los saldos correspondientes al activo y pasivo durante los períodos comprendidos entre el 01 de Enero de 2011 y el 31 de Diciembre de 2011 y el 01 de Enero de 2010 y el 31 de Diciembre de 2010:

	Al 31 de Diciembre de
	2011	2010
	MM$	MM$

Activos por impuestos diferidos
Inversiones disponibles para la venta	143	4.319
Cobertura de flujo de efectivo	-	-
Totales activos por impuestos diferidos con efecto en otros resultados integrales	143	4.319

Pasivos por impuestos diferidos
Inversiones disponibles para la venta	(705)	(749)
Cobertura de flujo de efectivo	(72)	(2.324)
Totales pasivos por impuestos diferidos con efecto en otros resultados integrales	(777)	(3.073)

Saldos netos impuestos diferidos en patrimonio	(634)	1.246

Impuestos diferidos en patrimonio de cargo de tenedores	(639)	1.203
Impuestos diferidos en patrimonio de cargo de interés no controlador	5	43

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NOTA N°16 - IMPUESTOS CORRIENTES E IMPUESTOS DIFERIDOS, continuación:

e)	Efecto de impuestos diferidos en resultado

Durante los años 2011 y 2010, el Banco ha registrado en sus estados financieros los efectos de los impuestos diferidos.

A continuación se presentan los efectos por impuestos diferidos en el activo, pasivo, y resultados asignados por diferencias temporarias:

	Al 31 de Diciembre de
	2011	2010
	MM$	MM$
Activos por impuestos diferidos
Intereses y reajustes	1.936	162
Castigo extraordinario	7.028	5.197
Bienes recibidos en pago	1.322	2.473
Ajustes tipo de cambio	1.890	560
Valoración activo fijo	5.906	5.491
Provisión colocaciones	77.199	62.525
Provisión por gastos	15.961	6.606
Derivados	27	4.300
Bienes en leasing	31.244	22.007
Pérdida tributaria de afiliadas	4.229	4.168
Otros	869	156
Totales activos por impuestos diferidos	147.611	113.645

Pasivos por impuestos diferidos
Valoración inversiones	(2.301)	(1.056)
Depreciaciones	(178)	(443)
Gastos anticipados	(1.303)	(646)
Otros	(756)	(223)
Totales pasivos por impuestos diferidos	(4.538)	(2.368)

f)	Resumen de impuestos diferidos totales

A continuación se presentan el resumen de los impuestos diferidos, considerando tanto su efecto en patrimonio como en resultado.

	Al 31 de Diciembre de
	2011	2010
	MM$	MM$

Activos por impuestos diferidos
Con efecto en otros resultados integrales	143	4.319
Con efecto en resultados	147.611	113.645
Totales activos por impuestos diferidos	147.754	117.964

Pasivos por impuestos diferidos
Con efecto en otros resultados integrales	(777)	(3.073)
Con efecto en resultados	(4.538)	(2.368)
Totales pasivos por impuestos diferidos	(5.315)	(5.441)

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NOTA N°16 - IMPUESTOS CORRIENTES E IMPUESTOS DIFERIDOS, continuación:

g) Información complementaria relacionada con la circular emitida por el Servicio de Impuestos Internos y la Superintendencia de Bancos e Instituciones Financieras:

	Al 31 de Diciembre de
	2011				2010
g.1) Créditos y cuentas por cobrar a clientes		Activos a valor tributario				Activos a valor tributario
			cartera vencida		Activos a		Cartera vencida
	Activos a valor		Con	Sin	Valor		Con	Sin
	financiero	Total	garantías	garantías	financiero	Total	garantías	garantías
	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$
Adeudado por bancos	87.688	87.688	-	-	69.726	69.726	-	-
Colocaciones comerciales	9.287.585	7.866.160	62.643	93.672	8.305.629	6.980.823	54.185	78.753
Colocaciones de consumo	2.943.846	2.982.135	646	13.068	2.700.790	2.727.234	7.038	1.380
Colocaciones hipotecarias para la vivienda	5.115.663	5.116.230	61.338	3.777	4.651.137	4.652.005	58.628	4.545
Totales	17.434.782	16.052.213	124.627	110.517	15.727.282	14.429.788	119.851	84.678

g.2) Provisiones sobre cartera vencida sin garantías	Saldo al 31.12.2010	Castigos contra provisiones	Provisiones constituidas	Provisiones liberadas garantías	Saldo al 31.12.2011
	MM$	MM$	MM$	MM$	MM$
Colocaciones comerciales	78.753	(57.470)	146.524	(74.136)	93.671
Colocaciones de consumo	1.380	(138.622)	179.202	(28.892)	13.068
Colocaciones hipotecarias para la vivienda	4.545	(5.397)	29.014	(24.384)	3.778
Totales	84.678	(201.489)	354.740	(127.412)	110.517

g.3) Castigos directos y recuperaciones	Al 31 de Diciembre de
	2011	2010
	MM$	MM$
Castigos directos art. 31 N°4 inciso segundo	(14.701)	23.789
Condonaciones que originaron liberación de provisiones	-	-
Recuperaciones o renegociaciones de créditos castigados	(105.072)	30.137
Totales	(119.773)	53.926

g.4) Aplicación de art. 31 N°4 inciso I y III	Al 31 de Diciembre de
	2011	2010
	MM$	MM$
Castigos conforme a inciso primero	-	-
Condonaciones según inciso tercero	10.114	11.735
Totales	10.114	11.735

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NOTA N°17 - OTROS ACTIVOS:

La composición del rubro otros activos, es la siguiente:

	Al 31 de Diciembre de
	2011	2010
	MM$	MM$

Activos para leasing (*)	105.150	43.832

Bienes recibidos en pago o adjudicados (**)
Bienes recibidos en pago	11.428	10.798
Bienes adjudicados en remate judicial	10.226	7.798
Provisiones por bienes recibidos en pago o adjudicados	(2.227)	(1.860)
Subtotales	19.427	16.736

Otros activos
Depósitos de dinero en garantía	149.583	208.512
IVA crédito fiscal	8.953	9.634
Impuesto a la renta por recuperar	6.849	9.045
Gastos pagados por anticipado	70.927	81.348
Bienes recuperados de leasing para la venta	2.693	2.347
Activos por planes de pensiones (Nota 38)	3.348	4.217
Cuentas y documentos por cobrar	64.667	100.958
Documentos por cobrar por intermediación corredora y operaciones simultáneas	66.406	111.508
Otros activos	48.467	52.800
Subtotales	421.893	580.369

Totales	546.470	640.937

(*)	Corresponden a los activos disponibles para ser entregados bajo la modalidad de arrendamiento financiero.

(**)	Los bienes recibidos en pago, corresponden a bienes recibidos como pago de deudas vencidas de los clientes. El conjunto de bienes que se mantengan adquiridos en esta forma no debe superar en ningún momento el 20% del patrimonio efectivo del Banco. Estos activos representan actualmente un 0,81% (0,47% al 31 de Diciembre de 2010) del patrimonio efectivo del Banco.

Los bienes adjudicados en remate judicial, corresponden a bienes que han sido adquiridos en remate judicial en pago de deudas previamente contraídas con el Banco. Los bienes adquiridos en remate judicial no quedan sujetos al margen anteriormente comentado. Estos inmuebles son activos disponibles para la venta. Para la mayoría de los activos, se espera completar la venta en el plazo de un año contado desde la fecha en el que el activo se recibe o adquiere. En caso que dicho bien no sea vendido dentro del transcurso de un año, éste debe ser castigado.

Adicionalmente, se registra una provisión por la diferencia entre el valor de adjudicación inicial más sus adiciones y su valor estimado de realización (tasación), cuando el primero sea mayor.

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NOTA N°18 - DEPÓSITOS Y OTRAS CAPTACIONES:

Al 31 de Diciembre de 2011 y 2010, la composición del rubro depósitos y otras captaciones, es la siguiente:

	Al 31 de Diciembre de
	2011	2010
	MM$	MM$

Depósitos y otras obligaciones a la vista
Cuentas corrientes	3.543.776	3.330.352
Otros depósitos y cuentas a la vista	350.519	368.934
Otras obligaciones a la vista	519.520	537.148

Totales	4.413.815	4.236.434

Depósitos y otras captaciones a plazo
Depósitos a plazo	8.816.766	7.154.396
Cuentas de ahorro a plazo	102.831	103.191
Otros saldos acreedores a plazo	1.517	1.170

Totales	8.921.114	7.258.757

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NOTA N°19 - OBLIGACIONES CON BANCOS:

Al cierre de los estados financieros 2011 y 2010, la composición del rubro “Obligaciones con bancos”, es la siguiente:

	Al 31 de Diciembre de
	2011	2010
	MM$	MM$

Préstamos obtenidos de entidades financieras y Banco Central de Chile
Otras obligaciones con el Banco Central de Chile	810	1.307
Subtotales	810	1.307
Préstamos de instituciones financieras del país	-	-

Préstamos de instituciones financieras en el exterior
Standard Chartered Bank, New York	362.041	253.147
Citibank N.A., New York	208.967	211.145
Wachovia Bank N.A., Miami	189.894	172.549
Bank of America	177.182	162.390
J.P. Morgan Chase Bank N.A., New York	127.762	67.763
Bank of Montreal – Toronto	122.014	103.215
Landesbank Baden - Wuerttemberg	119.999	65.732
Commerzbank A.G. - Frankfurt	113.704	87.023
Mizuho Corporate Bank	104.374	-
The Toronto Dominion Bank – Toronto	85.994	77.847
Sumitomo Mitsui Banking Corporation	72.935	42.278
Banco do Brasil S.A. – London	67.820	19.278
Royal Bank of Scotland – London	39.122	25.842
Commerzbank N.A. – Miami	36.451	32.835
Intesa San Paolo SPA U.S.A.	33.920	42.191
Branch Banking and Trust Co.	14.926	-
Deutsche Bank A.G., New York	14.126	12.652
Unicrédito Italiano, New York	13.207	13.429
ING Bank N.V. Amsterdam	5.241	-
Banco Santander – Hong Kong	2.585	5.853
ABN Amor Bank N.V., Amsterdam	1.175	-
Banco de Occidente	750	-
BBVA Banco Francés S.A.	745	-
State Bank of India	358	-
U.S. Bank	344	-
Bank of China	326	-
Bank of Tokyo Mitsubischi	297	-
Banca Commerciale Italiana S.P.	289	-
Banco Santander – Madrid	-	8.447
Bayerische Landesbank	-	122.597
Banco Latinoamericano de Export. S.A. Panamá	-	46.915
BHF-Bank Aktiengesellscjatft	-	9.385
Otros	2.734	237
Subtotales	1.919.282	1.582.750
Totales	1.920.092	1.584.057

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NOTA N°19 - OBLIGACIONES CON BANCOS, continuación:

a)	Obligaciones con el Banco Central de Chile

Las deudas con el Banco Central de Chile incluyen líneas de crédito para la renegociación de préstamos y otras deudas con el Banco Central de Chile. Estas líneas de crédito fueron provistas por el Banco Central de Chile para la renegociación de préstamos adeudados debido a la necesidad de refinanciarlos como resultado de la recesión económica y la crisis del sistema bancario de principios de la década de 1980.

Los montos totales de la deuda al Banco central son los siguientes:

	Al 31 de Diciembre de
	2011	2010
	MM$	MM$

Línea de crédito para renegociación de obligaciones con el Banco Central de Chile	810	1.307

Totales Línea de crédito para renegociación de obligaciones con el Banco Central de Chile	810	1.307

b)	Préstamos de instituciones financieras del país

Al 31 de Diciembre de 2011 y 2010, el Banco no mantiene obligaciones por préstamos de instituciones financieras del país.

c)	Obligaciones con el exterior

La madurez de estas obligaciones es la siguiente:

	Al 31 de Diciembre de
	2011	2010
	MM$	MM$

Vence dentro de 1 año	1.740.254	1.458.479
Vence entre 1 y 2 años	87.102	110.218
Vence entre 2 y 3 años	91.926	14.053
Vence entre 3 y 4 años	-	-
Vence posterior a 5 años	-	-
Totales préstamos de instituciones financieras en el exterior	1.919.282	1.582.750

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NOTA N°20 - INSTRUMENTOS DE DEUDA EMITIDOS Y OTRAS OBLIGACIONES:

Al 31 de Diciembre de 2011 y 2010, la composición del rubro es la siguiente:

	Al 31 de Diciembre de
	2011	2010
	MM$	MM$

Otras obligaciones financieras
Obligaciones con el sector público	100.299	102.541
Otras obligaciones en el país	75.260	38.000
Obligaciones con el exterior	1.040	25.748
Subtotales	176.599	166.289
Instrumentos de deuda emitidos
Letras de crédito	160.243	194.134
Bonos corrientes	3.601.125	3.310.679
Bonos subordinados	861.871	686.075
Subtotales	4.623.239	4.190.888

Totales	4.799.838	4.357.177

Las deudas clasificadas como de corto plazo son aquellas que constituyen obligaciones a la vista o que vencerán en un plazo igual o inferior a un año. Todas las otras deudas son clasificadas como de largo plazo. El detalle es el siguiente:

	Al 31 de Diciembre de 2011
	Corto Plazo	Largo plazo	Total
	MM$	MM$	MM$

Letras hipotecarias	7.707	152.536	160.243
Bonos corrientes	749.340	2.851.785	3.601.125
Bonos subordinados	136.842	725.029	861.871
Instrumentos de deuda emitidos	893.889	3.729.350	4.623.239

Otras obligaciones financieras	56.078	120.521	176.599

Totales	949.967	3.849.871	4.799.838

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NOTA N°20 - INSTRUMENTOS DE DEUDA EMITIDOS Y OTRAS OBLIGACIONES, continuación:

	Al 31 de Diciembre de 2010
	Corto Plazo	Largo Plazo	Total
	MM$	MM$	MM$

Letras hipotecarias	10.751	183.383	194.134
Bonos corrientes	547.107	2.763.572	3.310.679
Bonos subordinados	21.692	664.383	686.075
Instrumentos de deuda emitidos	579.550	3.611.338	4.190.888

Otras obligaciones financieras	44.042	122.247	166.289

Totales	623.592	3.733.585	4.357.177

a)	Letras hipotecarias

Estas letras son usadas para financiar préstamos hipotecarios. Los principales montos de estas, son amortizados trimestralmente. El rango de vencimiento de estas obligaciones es entre cinco y veinte años. Las letras están indexados a la UF y devengan una tasa de interés anual de 5,7% a Diciembre de 2011 (5,6% a Diciembre 2010).

	Al 31 de Diciembre de
	2011	2010
	MM$	MM$

Vence dentro de 1 año	7.707	10.751
Vence entre 1 y 2 años	7.535	7.171
Vence entre 2 y 3 años	10.333	8.745
Vence entre 3 y 4 años	21.122	12.286
Vence entre 4 y 5 años	14.010	26.253
Vence posterior a 5 años	99.536	128.928
Totales letras hipotecarias	160.243	194.134

b)	Bonos corrientes

El detalle de los bonos corrientes por moneda es el siguiente:

	Al 31 de Diciembre de
	2011	2010
	MM$	MM$

Bonos Santander en UF	2.001.713	1.952.051
Bonos Santander en US $	1.268.763	936.134
Bonos Santander en CHF$	119.394	174.297
Bonos Santander en $	211.255	248.197
Totales bonos corrientes	3.601.125	3.310.679

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NOTA N°20 - INSTRUMENTOS DE DEUDA EMITIDOS Y OTRAS OBLIGACIONES, continuación:

Durante el año 2011, el Banco colocó bonos por UF 5.694.000, USD 635.000.000 y CLP 36.900.000.000, según el siguiente detalle:

Serie	Monto	Plazo	Tasa de Emisión	Fecha de Emisión	Fecha de Vencimiento
Bono flotante	USD 500.000.000	5 años	Libor (3 meses) + 160 pb	19-01-2011	19-01-2016
Bono flotante	USD 135.000.000	6 meses	Libor (3 meses) + 80 pb	29-11-2011	29-05-2012
Total	USD 635.000.000
E1	UF 896.000	5 años	3,0 % anual simple	01-02-2011	01-01-2016
E2	UF 3.048.000	7,5 años	3,5 % anual simple	01-02-2011	01-07-2018
E3	UF 1.750.000	8,5 años	3,5 % anual simple	01-02-2011	01-07-2019
Total	UF 5.694.000
E4	CLP 36.900.000.000	5 años	6,75% anual simple	01-07-2011	01-06-2016
Total	CLP 36.900.000.000

Durante el año 2011 se realizó un pago total de Bono Serie BSTDH20799 en Julio y pago total de Bono Serie BSTDR0207 en Agosto. Se realizó pago parcial de Bono tasa fija por CHF 133.000.000.

Durante el año 2010, el Banco colocó bonos por UF 21.496.000, USD 1.200.000.000, CHF 350.000.000 y CLP 247.255.000.000, según el siguiente detalle:

Serie	Monto	Plazo	Tasa de Emisión	Fecha de Emisión	Fecha de Vencimiento
F6	UF 1.090.000	5 años	3,5% anual simple	01-09-2009	01-09-2014
F7	UF 3.000.000	4,5 años	3,3% anual simple	01-11-2009	01-05-2014
F8	UF 3.000.000	4,5 años	3,6% anual simple	01-01-2010	01-07-2014
F9	UF 3.000.000	5 años	3,7% anual simple	01-01-2010	01-01-2015
FA	UF 2.840.000	4 años	Al vencimiento (bullet)	01-04-2010	01-04-2014
FB	UF 3.000.000	5 años	3,0% anual vencido	01-04-2010	01-04-2015
FC	UF 4.000.000	5 años	4,5% anual vencido	01-08-2010	01-08-2015
FD	UF 1.566.000	5 años	Al vencimiento (bullet)	01-09-2010	01-09-2015
Total	UF 21.496.000
Bono flotante	USD 500.000.000	2 años	Libor (3 meses) + 125 pb	15-04-2010	12-04- 2012
Bono fijo	USD 500.000.000	5 años	3,75 % anual simple	15-09-2010	15-09-2015
Bono flotante	USD 200.000.000	1 año	Libor (3 meses) + 100 pb	15-09-2010	15-09-2011
Total	USD 1.200.000.000
Bono fijo	CHF 250.000.000	5 años	Cupón 2,25%	16-11-2010	16-12-2015
Bono flotante	CHF 100.000.000	3 años	Libor (3 meses) + 100 pb	16-11-2010	16-11-2013
Total	CHF 350.000.000
Bono pesos	CLP 247.255.000.000	10 años	Cupón 6,5%	15-09-2010	22-09-2020
Total	CLP 247.255.000.000

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NOTA N°20 - INSTRUMENTOS DE DEUDA EMITIDOS Y OTRAS OBLIGACIONES, continuación:

Al 31 de Diciembre de 2011, el saldo de cartera de bonos emitidos por colocar, se presentan en la siguiente tabla:

Serie	Monto	Plazo	Tasa de Emisión	Fecha de Emisión	Fecha de Vencimiento
FD	UF 160.000	5 años	Al vencimiento (bullet)	01-09-2010	01-09-2015
E1	UF 3.104.000	5 años	3,0 % anual simple	01-02-2011	01-02-2016
E2	UF 952.000	7,5 años	3,5 % anual simple	01-02-2011	01-07-2018
E3	UF 2.250.000	8,5 años	3,5 % anual simple	01-02-2011	01-07-2019
Total	UF 6.466.000
E4	CLP 13.100.000.000	5 años	6,75% anual simple	01-07-2011	01-06-2016
Total	CLP 13.100.000.000

El movimiento de estos bonos es el siguiente:

	Al 31 de Diciembre de
	2011	2010
	MM$	MM$

Vence dentro de 1 año	749.340	547.107
Vence entre 1 y 2 años	460.200	374.727
Vence entre 2 y 3 años	408.723	389.813
Vence entre 3 y 4 años	656.201	390.953
Vence entre 4 y 5 años	488.425	340.331
Vence posterior a 5 años	838.236	1.267.748
Totales bonos corrientes	3.601.125	3.310.679

c) Bonos subordinados

La siguiente tabla muestra, en las fechas indicadas, los saldos de nuestros bonos subordinados.

	Al 31 de Diciembre de
	2011	2010
	MM$	MM$

Bonos subordinados en US $	316.169	244.957
Bonos subordinados en UF	545.702	441.118
Totales bonos subordinados	861.871	686.075

Durante el primer trimestre de 2011 el Banco colocó bonos subordinados en el mercado por UF 5.100.000, el que se detalla a continuación:

			Tasa de	Fecha de	Fecha de
Series	Monto	Plazo	emisión	emisión	vencimiento

G3	UF 3.000.000	25 años	3,9% anual simple	01-07-2010	01-07-2035
G5	UF 2.100.000	20 años	3,9% anual simple	01-05-2011	01-04-2031

Total	UF 5.100.000

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NOTA N°20 - INSTRUMENTOS DE DEUDA EMITIDOS Y OTRAS OBLIGACIONES, continuación:

Durante el año 2010 el Banco colocó bonos subordinados en el mercado local por UF 4.950.000, el que se detalla a continuación:

			Tasa de	Fecha de	Fecha de
Series	Monto	Plazo	emisión	emisión	vencimiento

G2	UF 1.950.000	30 años	4,8% anual simple	17-06-2010	01-03-2038
G4	UF 3.000.000	30 años	3,9% anual vencido	01-07-2010	01-07-2040

Total	UF 4.950.000

La madurez de estos bonos, considerados de largo plazo, es la siguiente:

	Al 31 de Diciembre de
	2011	2010
	MM$	MM$

Vence dentro de 1 año	136.842	21.692
Vence entre 1 y 2 años	-	105.505
Vence entre 2 y 3 años	179.327	-
Vence entre 3 y 4 años	10.567	139.452
Vence entre 4 y 5 años	29.616	12.305
Vence posterior a 5 años	505.519	407.121
Totales bonos subordinados	861.871	686.075

d) Otras obligaciones financieras

La composición de las otras obligaciones financieras, de acuerdo a su vencimiento, se resume a continuación:

	Al 31 de Diciembre de
	2011	2010
	MM$	MM$

Obligaciones a largo plazo:
Vence entre 1 y 2 años	29.575	4.606
Vence entre 2 y 3 años	2.866	3.090
Vence entre 3 y 4 años	3.489	28.786
Vence entre 4 y 5 años	3.095	3.194
Vence posterior a 5 años	81.496	82.571
Subtotales obligaciones financieras a largo plazo	120.521	122.247

Obligaciones a corto plazo:
Monto adeudado por operaciones de tarjeta de crédito	50.840	38.567
Aprobación de cartas de crédito	704	721
Otras obligaciones financieras a largo plazo, porción corto plazo	4.534	4.754
Subtotales obligaciones financieras a corto plazo	56.078	44.042

Totales otras obligaciones financieras	176.599	166.289

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NOTA N°21 - VENCIMIENTO DE ACTIVOS Y PASIVOS:

Al 31 de Diciembre de 2011 y 2010, el desglose por vencimientos de los activos y pasivos, es el siguiente:

Al 31 de Diciembre de 2011	A la vista	Hasta 1 mes	Entre 1 y 3 meses	Entre 3 y 12 meses	Subtotal hasta 1 año	Entre 1 y 5 años	Más de 5 años	Subtotal sobre 1 año	Total
	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$

Activos
Efectivo y depósitos en bancos	2.793.701	-	-	-	2.793.701	-	-	-	2.793.701
Operaciones con liquidación en curso	276.454	-	-	-	276.454	-	-	-	276.454
Instrumentos para negociación	-	27.909	40.608	272.544	341.061	44.857	23.845	68.702	409.763
Contratos de retrocompra y préstamos de valores	-	12.928	-	-	12.928	-	-	-	12.928
Contratos de derivados financieros	-	63.101	167.584	295.791	526.476	686.325	400.068	1.086.393	1.612.869
Adeudado por bancos (*)	36.785	50.903	-	-	87.688	-	-	-	87.688
Créditos y cuentas por cobrar a clientes (**)	492.635	1.510.419	1.277.005	2.653.577	5.933.636	5.697.193	5.716.265	11.413.458	17.347.094
Instrumentos de inversión disponibles para la venta	-	607.472	190.642	180.451	978.565	403.577	279.169	682.746	1.661.311
Instrumentos de inversión hasta el vencimiento	-	-	-	-	-	-	-	-	-

Totales activos	3.599.575	2.272.732	1.675.839	3.402.363	10.950.509	6.831.952	6.419.347	13.251.299	24.201.808

Pasivos
Depósitos y otras obligaciones a la vista	4.413.815	-	-	-	4.413.815	-	-	-	4.413.815
Operaciones con liquidación en curso	89.486	-	-	-	89.486	-	-	-	89.486
Contratos de retrocompra y préstamos de valores	-	463.083	78.712	2.586	544.381	-	-	-	544.381
Depósitos y otras obligaciones a plazo	105.463	4.415.765	2.509.308	1.496.193	8.526.729	371.736	22.649	394.385	8.921.114
Contratos de derivados financieros	-	64.287	158.196	209.723	432.206	513.818	346.124	859.942	1.292.148
Obligaciones con bancos	194.451	7.750	470.749	1.068.014	1.740.964	179.128	-	179.128	1.920.092
Instrumentos de deuda emitidos	-	3.788	15	890.086	893.889	2.286.059	1.443.291	3.729.350	4.623.239
Otras obligaciones financieras	50.840	761	980	3.497	56.078	39.025	81.496	120.521	176.599

Totales pasivos	4.854.055	4.955.434	3.217.960	3.670.099	16.697.548	3.389.766	1.893.560	5.283.326	21.980.874

(*)	Adeudado por bancos se presenta bruto. El monto de provisiones corresponde a MM$ 147.
(**)	Las Colocaciones se presentan brutas. Los importes de provisión según el tipo de Colocación es el siguiente: Comerciales MM$ 245.032, Vivienda MM$ 35.633 y Consumo MM$ 243.022

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NOTA N°21 - VENCIMIENTO DE ACTIVOS Y PASIVOS, continuación:

Al 31 de Diciembre de 2010	A la vista	Hasta 1 mes	Entre 1 y 3 meses	Entre 3 y 12 meses	Subtotal hasta 1 año	Entre 1 y 5 años	Más de 5 años	Subtotal sobre 1 año	Total
	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$

Activos
Efectivo y depósitos en bancos	1.762.198	-	-	-	1.762.198	-	-	-	1.762.198
Operaciones con liquidación en curso	374.368	-	-	-	374.368	-	-	-	374.368
Instrumentos para negociación	-	26.572	10.918	188.295	225.785	150.427	3.458	153.885	379.670
Contratos de retrocompra y préstamos de valores	-	170.985	-	-	170.985	-	-	-	170.985
Contratos de derivados financieros	-	94.417	109.729	289.492	493.638	749.688	381.052	1.130.740	1.624.378
Adeudado por bancos (*)	17	69.709	-	-	69.726	-	-	-	69.726
Créditos y cuentas por cobrar a clientes (**)	610.951	1.696.614	1.109.796	2.274.513	5.691.874	4.773.163	5.192.519	9.965.682	15.657.556
Instrumentos de inversión disponibles para la venta	-	189.600	120.076	265.667	575.343	532.292	366.345	898.637	1.473.980
Instrumentos de inversión hasta el vencimiento	-	-	-	-	-	-	-	-	-

Totales activos	2.747.534	2.247.897	1.350.519	3.017.967	9.363.917	6.205.570	5.943.374	12.148.944	21.512.861

Pasivos
Depósitos y otras obligaciones a la vista	4.236.434	-	-	-	4.236.434	-	-	-	4.236.434
Operaciones con liquidación en curso	300.125	-	-	-	300.125	-	-	-	300.125
Contratos de retrocompra y préstamos de valores	-	284.020	9.769	936	294.725	-	-	-	294.725
Depósitos y otras obligaciones a plazo	104.362	2.167.851	1.713.684	2.350.479	6.336.376	898.241	24.140	922.381	7.258.757
Contratos de derivados financieros	-	137.501	155.431	343.771	636.703	696.219	311.057	1.007.276	1.643.979
Obligaciones con bancos	830	29.877	179.361	1.249.718	1.459.786	124.271	-	124.271	1.584.057
Instrumentos de deuda emitidos	-	6.007	130.557	442.986	579.550	1.807.541	1.803.797	3.611.338	4.190.888
Otras obligaciones financieras	38.567	1.089	773	3.613	44.042	39.677	82.570	122.247	166.289

Totales pasivos	4.680.318	2.626.345	2.189.575	4.391.503	13.887.741	3.565.949	2.221.564	5.787.513	19.675.254

(*)	Adeudado por bancos se presenta bruto. El monto de provisiones corresponde a MM$ 54.
(**)	Las Colocaciones se presentan brutas. Los importes de provisión según el tipo de Colocación es el siguiente: Comerciales MM$ 238.690, Vivienda MM$ 17.332 y Consumo MM$ 225.559

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NOTA N°22 - PROVISIONES:

a)	Al 31 de Diciembre de 2011 y 2010, la composición del saldo del rubro provisiones, se indica a continuación:

	Al 31 de Diciembre de
	2011	2010
	MM$	MM$

Provisiones para beneficios y remuneración del personal	42.974	36.016
Provisiones para dividendos mínimos	130.525	143.147
Provisiones por riesgo de créditos contingentes:
Provisión por líneas de crédito de disponibilidad inmediata	17.473	35.002
Otras provisiones por riesgo de créditos contingentes	7.515	5.636
Provisiones por contingencias	31.784	16.151
Provisiones por riesgo país	19	1
Totales	230.290	235.953

b)	A continuación se muestra el movimiento que se ha producido en las provisiones durante los ejercicios 2011 y 2010:

	Provisiones sobre
	Beneficios y remuneraciones al personal	Riesgo de créditos contingentes	Provisiones contingentes	Provisiones dividendos mínimos	Provisiones por riesgo país	Total
	MM$	MM$	MM$	MM$	MM$	MM$

Saldos al 01 de Enero de 2011	36.016	40.638	16.151	143.147	1	235.953
Provisiones constituidas	35.452	8.795	33.834	130.525	18	208.624
Aplicación de las provisiones	(28.494)	(24.445)	(4.352)	(143.147)	-	(200.438)
Liberación de provisiones	-	-	(15.198)	-	-	(15.198)
Reclasificaciones	-	-	1.349	-	-	1.349
Otros movimientos	-	-	-	-	-	-

Saldos al 31 de Diciembre de 2011	42.974	24.988	31.784	130.525	19	230.290

Saldos al 01 de Enero de 2010	31.208	4.077	21.460	129.376	-	186.121
Provisiones constituidas	36.538	3.714	89.586	143.147	1	272.986
Aplicación de las provisiones	(31.730)	(2.155)	(8.833)	(129.376)	-	(172.094)
Liberación de provisiones	-	-	(75.165)	-	-	(75.165)
Reclasificaciones (*)	-	-	(74.345)	-	-	(74.345)
Otros movimientos (*)	-	35.002	63.448	-	-	98.450

Saldos al 31 de Diciembre de 2010	36.016	40.638	16.151	143.147	1	235.953

(*) Corresponde al efecto de primera aplicación del Capítulo B-3 del Compendio de Normas Contables. Para mayor información ver Nota 2 relativa a Cambios Contables.

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NOTA N°22 - PROVISIONES, continuación:

c)	Provisiones para beneficios y remuneraciones al personal:

	Al 31 de Diciembre de
	2011	2010
	MM$	MM$

Provisión indemnización años de servicios	1.510	1.882
Provisión para beneficios al personal basados en acciones	1.139	1.016
Provisión bonos cumplimiento	21.788	17.107
Provisión de vacaciones	17.196	14.534
Provisión para beneficios varios al personal	1.341	1.477
Totales	42.974	36.016

d)	Indemnización años de servicios:

	Al 31 de Diciembre de
	2011	2010
	MM$	MM$

Valor actual de las obligaciones al inicio del ejercicio	1.882	312
Incremento de la provisión	1.432	4.017
Pagos efectuados	(1.804)	(2.447)
Pagos anticipados	-	-
Liberaciones de provisiones	-	-
Otros	-	-
Totales	1.510	1.882

e)	Movimiento de la provisión para bonos de cumplimiento:

	Al 31 de Diciembre de
	2011	2010
	MM$	MM$

Saldos al 01 de Enero de 2010	17.107	14.025
Provisiones constituidas	21.980	17.107
Aplicaciones de provisiones	(17.299)	(14.025)
Liberaciones de provisiones	-	-
Otros movimientos	-	-
Totales	21.788	17.107

f)	Movimiento de la provisión de vacaciones

	Al 31 de Diciembre de
	2011	2010
	MM$	MM$

Saldos al 01 de Enero de 2010	14.534	14.053
Provisiones constituidas	12.040	7.065
Aplicaciones de provisiones	(9.378)	(6.584)
Liberaciones de provisiones	-	-
Otros movimientos	-	-
Totales	17.196	14.534

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NOTA N°23 - OTROS PASIVOS:

La composición del rubro es la siguiente:

	Al 31 de Diciembre de
	2011	2010
	MM$	MM$

Cuentas y documentos por pagar	86.402	63.026
Ingresos percibidos por adelantado	948	1.547
Garantías por operaciones threshold	271.980	68.217
Documentos por pagar por intermediación corredora y operaciones simultáneas	8.725	53.856
Otros pasivos	30.922	74.682

Totales	398.977	261.328

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NOTA N°24 - CONTINGENCIAS Y COMPROMISOS:

a)	Juicios y procedimientos legales

A la fecha de emisión de estos estados financieros, existen diversas acciones judiciales interpuestas en contra del Banco y sus afiliadas en relación con operaciones propias del giro. Al 31 de Diciembre de 2011, el Banco y sus afiliadas mantienen provisiones por este concepto que ascienden a MM$784 (MM$ 839 al 31 de Diciembre de 2010), las cuales se encuentran formando parte del rubro “Provisiones por contingencias”.

b)	Créditos contingentes

La siguiente tabla muestra los montos contractuales de las operaciones que obligan al Banco a otorgar créditos.

	Al 31 de Diciembre de
	2011	2010
	MM$	MM$

Cartas de crédito documentarias emitidas	184.649	209.532
Cartas de crédito del exterior confirmadas	52.889	85.739
Boletas de garantía	920.986	898.751
Avales y fianzas	147.081	166.550
Subtotales	1.305.605	1.360.572
Líneas de crédito con disponibilidad inmediata	4.673.525	4.832.359
Otros compromisos de créditos irrevocables	95.150	129.428
Totales	6.074.280	6.322.359

c)	Responsabilidades

El Banco mantiene las siguientes responsabilidades derivadas del curso normal de sus negocios:

	Al 31 de Diciembre de
	2011	2010
	MM$	MM$

Operaciones por cuentas de terceros
Cobranzas	212.784	173.219
Recursos de terceros gestionados por el Banco y sus afiliadas	35	66
Subtotales	212.819	173.285
Custodia de valores
Valores custodiados en poder del Banco y sus afiliadas	250.291	290.549
Valores custodiados depositados en otra entidad	557.493	611.145
Títulos emitidos por el propio Banco	10.636.123	9.944.224
Subtotales	11.443.907	10.845.918

Totales	11.656.726	11.019.203

d)	Garantías

Banco Santander Chile cuenta con una póliza integral bancaria de cobertura de fidelidad funcionaria Nº 2545451 vigente con la Compañía de Seguros Chilena Consolidada S.A., por la suma de USD 5.000.000, la cual cubre solidariamente tanto al Banco como a sus afiliadas, con vigencia desde el 01 de Julio de 2011 hasta el 30 de Junio de 2012.

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NOTA N°24 - CONTINGENCIAS Y COMPROMISOS, continuación:

Santander Asset Management S.A. Administradora General de Fondos

Conforme a lo instruido en la norma de carácter general N°125, la sociedad designó a Banco Santander Chile como banco representante de los beneficiarios de las boletas en garantías constituidas por cada uno de los fondos administrados, en cumplimiento a lo dispuesto en los artículos 226 y siguientes de la Ley N°18.045.

Además de estas boletas en garantía por la creación de los fondos mutuos, existen otras boletas en garantía por concepto de rentabilidad garantizada de determinados fondos mutuos, por un monto que asciende a MM$ 9.944 y depósitos a plazo por un valor de UF 1.536.910,2616 por garantía de Fondos Mutuos, de Inversión Privados y de Inversión Públicos al 31 de Diciembre de 2011.

Santander Agente de Valores Limitada

Para efectos de asegurar el correcto y cabal cumplimiento de todas sus obligaciones como agente de valores de conformidad a lo dispuesto en los artículos N°30 y siguientes de la Ley N°18.045, sobre Mercado de Valores, la sociedad constituyó garantía por UF 4.000 con póliza de seguro N°212100436, tomada con la Compañía de Seguros de Crédito Continental S.A. y cuyo vencimiento es el 19 de Diciembre de 2012.

Santander S.A. Corredores de Bolsa

La sociedad tiene garantías enteradas en la Bolsa de Comercio de Santiago, para cubrir operaciones simultáneas efectuadas por cartera propia, por MM$ 39.448.

Además, se incluye en este rubro una garantía entregada a CCLV Contraparte Central S.A. (ex Cámara de Compensación) en efectivo, por un monto ascendente a MM$ 3.000 y una garantía adicional enterada en la Bolsa de Comercio Electrónica por MM$ 30 al 31 de Diciembre de 2011.

Santander Corredora de Seguros Limitada

a)	Pólizas de seguros

De acuerdo a los establecido en la Circular N°1.160 de la Superintendencia de Valores y Seguros, la sociedad mantiene contratada una póliza de seguros para responder al correcto y cabal cumplimiento de todas las obligaciones emanadas en razón de sus operaciones como intermediaria en la contratación de seguros. La póliza de garantía para corredores de seguros N°10019899, la cual cubre UF 500, y la póliza de responsabilidad profesional para corredores de seguros N°10019900 por un monto equivalente de UF 60.000, fueron contratadas con la Compañía de Seguros Generales Consorcio Nacional de Seguros S.A. Ambas tienen vigencia desde el 15 de Abril de 2011 al 14 de Abril de 2012.

b)	Créditos y pasivos contingentes

Para satisfacer las necesidades de los clientes, el Banco adquirió varios compromisos irrevocables y obligaciones contingentes, aunque estas obligaciones no pudieron ser reconocidas en el Estado de Situación Financiera Consolidado, estos contienen riesgos de créditos y son por tanto parte del riesgo global del Banco.

c)	Juicios

Al 31 de Diciembre de 2011 existen juicios por cuantía de MM$ 1.265, correspondientes a procesos principalmente por bienes entregados en leasing. El monto de pérdida estimado se encuentra registrado en el rubro provisiones.

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NOTA N°25 - PATRIMONIO:

a)	Capital social y acciones preferentes

Al 31 de Diciembre de 2011 y 2010, el Banco presenta 188.446.126.794 acciones autorizadas, las cuales se encuentran suscritas y pagadas. Todas estas acciones son ordinarias, sin valor nominal ni preferencias.

El movimiento de las acciones durante el ejercicio 2011 y 2010, es el siguiente:

	Número Acciones Al 31 de Diciembre de
	2011	2010

Emitidas al 01 de Enero	188.446.126.794	188.446.126.794
Emisión de acciones pagadas	-	-
Emisión de acciones adeudadas	-	-
Opciones de acciones ejercidas	-	-
Emitidas al	188.446.126.794	188.446.126.794

Al 31 de Diciembre de 2011 y 2010, el Banco no mantiene en su poder acciones propias, al igual que las Sociedades que participan en la consolidación.

Al 31 de Diciembre de 2011 la distribución de accionistas es la siguiente:

Razón Social o Nombre Accionista	Acciones	ADRs	Totales	% de participación

Teatinos Siglo XXI Inversiones Limitada	59.770.481.573	-	59.770.481.573	31,72
Santander Chile Holding S.A.	66.822.519.695	-	66.822.519.695	35,46
J.P. Morgan Chase Bank	-	39.287.497.122	39.287.497.122	20,85
Inversiones Antares S.A.	170.363.545	-	170.363.545	0,09
Bancos y corredoras de bolsa por cuenta de terceros	10.132.511.637	-	10.132.511.637	5,38
AFP por cuentas de terceros	5.751.493.833	-	5.751.493.833	3,05
Otros accionistas minoritarios	3.827.146.677	2.684.112.712	6.511.259.389	3,45
Totales			188.446.126.794	100,00

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NOTA N°25 – PATRIMONIO, continuación:

Al 31 de Diciembre de 2010 la distribución de accionistas es la siguiente:

Razón Social o Nombre Accionista	Acciones	ADRs	Totales	% de Participación

Teatinos Siglo XXI Inversiones Limitada(*)	78.108.391.607	-	78.108.391.607	41,45
Santander Chile Holding S.A.	66.822.519.695	-	66.822.519.695	35,46
J.P. Morgan Chase Bank	-	29.892.971.334	29.892.971.334	15,86
Inversiones Antares S.A.	250.363.545	-	250.363.545	0,13
Antonio Hitschfeld Bollman	100.000.000	-	100.000.000	0,05
Bancos y corredoras de bolsa por cuenta de terceros	8.277.713.845	-	8.277.713.845	4,39
Otros accionistas minoritarios	3.997.968.278	996.198.490	4.994.166.768	2,66
Totales			188.446.126.794	100,00

Los American Depository Receipts (ADR) son certificados emitidos por un banco comercial norteamericano para ser transados en el mercado de valores de los Estados Unidos de America (EEUU).

(*) Durante el año 2011, Teatinos Siglo XXI Inversiones Limitada, vendió el 9,73% de su participación accionaria en Banco Santander Chile. Esta venta fue realizada en Febrero y Diciembre, una venta del 1,91% y 7,82% respectivamente.

b)	Dividendos

Ver distribución de dividendos en recuadro del Estado Consolidado de Cambios en el Patrimonio.

c)	Al 31 de Diciembre la composición de la utilidad diluida y utilidad básica es la siguiente:

	Al 31 de Diciembre de
	2011	2010
	MM$	MM$

a) Beneficio básico por acción
Resultado atribuible a tenedores patrimoniales	435.084	477.155
Número medio ponderado de acciones en circulación	188.446.126.794	188.446.126.794
Beneficio básico por acción (en pesos)	2,309	2,532

b) Beneficio diluido por acción
Resultado atribuible a tenedores patrimoniales	435.084	477.155
Número medio ponderado de acciones en circulación	188.446.126.794	188.446.126.794
Conversión asumida de deuda convertible	-	-
Número ajustado de acciones	188.446.126.794	188.446.126.794
Beneficio diluido por acción (en pesos)	2,309	2,532

Al 31 de Diciembre de 2011 y 2010 el Banco no posee instrumentos que generen efectos dilusivos.

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NOTA N°25 – PATRIMONIO, continuación:

d) Otros resultados integrales de Instrumentos de inversión disponibles para la venta y coberturas de flujo de efectivo:

	2011	2010
	MM$	MM$

Instrumentos de inversión disponibles para la venta
Saldos al 01 de Enero de	(18.596)	(29.304)
Pérdida y ganancias por ajuste valorización cartera de inversiones disponible para la venta antes de impuesto	18.676	12.316
Reclasificaciones y ajustes sobre la cartera disponible para venta	-	-
(Utilidad) pérdida realizada	2.963	(1.608)
Subtotales	21.639	10.708
Totales al 31 de Diciembre de	3.043	(18.596)

Cobertura de flujo de efectivo
Saldos al 01 de Enero de	11.958	(3.162)
Pérdida y ganancias por ajuste valorización de coberturas de flujo de efectivo antes de impuesto	(12.031)	15.120
Reclasificaciones y ajustes sobre la de coberturas de flujo de efectivo antes de impuesto	467	-
Monto reclasificado del patrimonio incluido como valor libro de activo y pasivos no financieros, cuya adquisición o cesión fue cubierta como una transición altamente probable	-	-
Subtotales	(11.564)	15.120
Totales al 31 de Diciembre de	394	11.958

Otros resultados integrales antes de impuesto	3.437	(6.638)

Impuesto a la renta sobre los componentes de otros resultados integrales
Impuesto renta relativo a cartera de inversiones disponible para la venta	(562)	3.570
Impuesto renta relativo a coberturas de flujo de efectivo	(72)	(2.324)
Totales al 31 de Diciembre de	(634)	1.246

Otros resultados integrales netos de impuesto	2.803	(5.392)
Atribuible a:
Propietarios del Banco	2.832	(5.180)
Interés no controlador	(29)	(212)

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NOTA N°26 - REQUERIMIENTOS DE CAPITAL (BASILEA):

De acuerdo con la Ley General de Bancos, el Banco debe mantener una razón mínima de patrimonio efectivo a activos consolidados ponderados por riesgo de 8% neto de provisiones exigidas, y una razón mínima de capital básico a total de activos consolidados de 3%, neto de provisiones exigidas. Sin embargo, con motivo de la fusión del Banco ocurrida en 2002, la SBIF ha determinado que el patrimonio efectivo del Banco fusionado no puede ser inferior al 11% de sus activos ponderados por riesgo. Para estos efectos, el patrimonio efectivo se determina a partir del capital y reservas o capital básico más los bonos subordinados con tope del 50% del capital básico, y las garantías fogape (CORFO) con tope del 15% sobre la garantía que ampara los activos ponderados por riesgo.

Los activos son ponderados de acuerdo a las categorías de riesgo, a las cuales se les asigna un porcentaje de riesgo de acuerdo al monto del capital necesario para respaldar cada uno de esos activos. Por ejemplo, el efectivo, los depósitos en otros bancos y los instrumentos financieros emitidos por el Banco Central de Chile, tienen 0% de riesgo, lo que significa que, conforme a la normativa vigente, no se requiere capital para respaldar estos activos. Los activos fijos tienen un 100% de riesgo, lo que significa que se debe tener un capital mínimo equivalente al 11% del monto de estos activos. Todos los instrumentos derivados negociados fuera de bolsa son considerados en la determinación de los activos de riesgo con un factor de conversión sobre los valores nocionales, obteniéndose de esa forma el monto de la exposición al riesgo de crédito. También se consideran por un “equivalente de crédito”, para su ponderación, los créditos contingentes fuera del Estado de Situación Financiera Consolidado.

De acuerdo a lo instruido en Capítulo 12-1 de la RAN de la Superintendencia de Bancos, a partir del mes de Enero 2011 se implementó un cambio normativo que implicó la entrada en vigor del Capítulo B-3 del Compendio de Normas Contables, con cambio en las exposiciones de riesgo de las colocaciones contingentes, pasando desde un 100% de exposición, a un porcentaje indicado en el siguiente cuadro:

Tipo de crédito contingente	Exposición

a) Avales y fianzas	100%
b) Cartas de crédito del exterior confirmadas	20%
c) Cartas de crédito documentarias emitidas	20%
d) Boletas de garantía	50%
e) Cartas de garantía interbancarias	100%
f) Líneas de crédito de libre disposición	50%
g) Otros compromisos de crédito:
- Créditos para estudios superiores Ley N° 20.027	15%
- Otros	100%
h) Otros créditos contingentes	100%

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NOTA N°26 – REQUERIMIENTOS DE CAPITAL (BASILEA), continuación:

Los niveles de capital básico y patrimonio efectivo al cierre de cada ejercicio son los siguientes:

	Activos consolidados		Activos ponderados por riesgo
	Al 31 de Diciembre de		Al 31 de Diciembre de
	2011	2010	2011	2010
	MM$	MM$	MM$	MM$

Activos de balance (netos de provisiones)
Efectivo y depósitos en bancos	2.793.701	1.762.198	-	-
Operaciones con liquidación en curso	276.454	374.368	45.737	126.083
Instrumento para negociación	409.763	379.670	23.817	57.588
Contratos de retrocompra y préstamos de valores	12.928	170.985	12.928	98.323
Contratos de derivados financieros (*)	1.158.023	1.452.068	807.233	871.872
Adeudado por bancos	87.541	69.672	17.508	13.934
Créditos y cuentas por cobrar a clientes	16.823.407	15.215.318	14.746.903	13.350.182
Instrumentos de inversión disponible para la venta	1.661.311	1.473.980	99.197	101.875
Inversiones en sociedades	8.728	7.275	8.728	7.275
Intangibles	80.739	77.990	80.739	77.990
Activo fijo	153.059	154.985	153.059	154.985
Impuestos corrientes	37.253	12.499	3.725	1.250
Impuestos diferidos	147.754	117.964	14.775	11.796
Otros activos	546.470	640.937	426.822	474.135
Activos fuera de balance
Colocaciones contingentes	3.023.330	3.173.789	1.801.971	1.897.977
Totales	27.220.461	25.083.698	18.243.142	17.245.265

(*)	Los “Contratos de derivados financieros” se presentan a su valor de “Riesgo Equivalente de Créditos”, de acuerdo a lo normado en el Capítulo 12-1 de la Recopilación actualizada de normas, emitida por la Superintendencia de Bancos e instituciones Financieras.

Los ratios determinados para el límite del capital básico y patrimonio efectivo respectivamente, son:

			Razón
	Al 31 de Diciembre de		Al 31 de Diciembre de
	2011	2010	2011	2010
	MM$	MM$	%	%

Capital básico	2.001.222	1.831.798	7,35	7,30
Patrimonio efectivo neto	2.687.393	2.503.898	14,73	14,52

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NOTA N°27 - INTERES NO CONTROLADOR:

Recoge el importe neto del patrimonio neto de las entidades dependientes atribuibles a instrumentos de capital que no pertenecen, directa o indirectamente, al Banco, incluida la parte que se les haya atribuido del resultado del ejercicio.

La participación del interés no controlador en el patrimonio y los resultados de las filiales se resume como sigue:

				Otros resultados integrales
Al 31 de Diciembre de 2011	Participación de terceros	Patrimonio	Resultados	Inversiones disponible para la venta	Impuesto diferido	Total otros resultados integrales	Resultados integrales
	%	MM$	MM$	MM$	MM$	MM$	MM$

Sociedades filiales:
Santander Agente de Valores Limitada	0,97	571	68	15	(3)	12	80
Santander S.A. Sociedad Securitizadora	0,36	3	-	-	-	-	-
Santander S.A. Corredores de Bolsa	49,00	27.378	4.077	206	(35)	171	4.248
Santander Asset Management S.A. Administradora General de Fondos	0,02	13	6	-	-	-	6
Santander Corredora de Seguros Limitada	0,24	143	7	-	-	-	7
Subtotales		28.108	4.158	221	(38)	183	4.341

Entidades de propósito especial:
Bansa Santander S.A.	100,00	1.029	(613)	-	-	-	(613)
Santander Gestión de Recaudación y Cobranzas Limitada	100,00	2.335	616	-	-	-	616
Multinegocios S.A.	100,00	150	17	-	-	-	17
Servicios Administrativos y Financieros Limitada	100,00	1.083	426	-	-	-	426
Servicios de Cobranzas Fiscalex Limitada	100,00	152	37	-	-	-	37
Multiservicios de Negocios Limitada	100,00	944	290	-	-	-	290
Subtotales		5.693	773	-	-	-	773

Totales		33.801	4.931	221	(38)	183	5.114

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NOTA N°27 - INTERESES NO CONTROLADOR, continuación:

La participación del interés no controlador en el patrimonio y los resultados de las filiales al 31 de Diciembre de 2010, se resume como sigue:

				Otros resultados integrales
				Inversiones		Total otros
	Participación			disponible para	Impuesto	Resultados	Resultados
Al 31 de Diciembre de 2010	deterceros	Patrimonio	Resultados	laventa	diferido	integrales	integrales
	%	MM$	MM$	MM$	MM$	MM$	MM$

Sociedades filiales:
Santander Agente de Valores Limitada	0,97	489	23	34	(6)	28	51
Santander S.A. Sociedad Securitizadora	0,36	3	-	-	-	-	-
Santander S.A. Corredores de Bolsa	49,00	26.245	3.727	(117)	20	(97)	3.630
Santander Asset Management S.A. Administradora General de Fondos	0,02	14	6	-	-	-	6
Santander Corredora de Seguros Limitada	0,24	135	8	-	-	-	8
Subtotales		26.886	3.764	(83)	14	(69)	3.695

Entidades de propósito especial:
Bansa Santander S.A	100,00	1.643	(738)	-	-	-	(738)
Santander Gestión de Recaudación y Cobranzas Limitada	100,00	1.720	(1.650)	-	-	-	(1.650)
Multinegocios S.A.	100,00	133	37	-	-	-	37
Servicios Administrativos y Financieros Limitada	100,00	657	322	-	-	-	322
Servicios de Cobranzas Fiscalex Limitada	100,00	117	65	-	-	-	65
Multiservicios de Negocios Limitada	100,00	653	279	-	-	-	279
Subtotales		4.923	(1.685)	-	-	-	(1.685)

Totales		31.809	2.079	(83)	14	(69)	2.010

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NOTA N°28 - INTERESES Y REAJUSTES:

Comprende los intereses devengados en el ejercicio por todos los activos financieros cuyo rendimiento, implícito o explícito, se obtiene de aplicar el método del tipo de interés efectivo, con independencia de que se valoren por su valor razonable, así como las rectificaciones de productos como consecuencia de coberturas contables.

a)	Al 31 de Diciembre de 2011 y 2010, la composición de ingresos por intereses y reajustes, sin incluir los resultados por coberturas contables, es la siguiente:

	Al 31 de Diciembre de
	2011				2010
	Intereses	Reajustes	Comisiones prepagos	Total	Intereses	Reajustes	Comisiones prepagos	Total
Conceptos	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$

Contratos de retrocompra	5.448	(2)	-	5.446	2.041	105	-	2.146
Créditos otorgados a bancos	3.486	-	-	3.486	934	-	-	934
Colocaciones comerciales	596.171	121.704	4.462	722.337	473.559	65.972	3.089	542.620
Colocaciones para vivienda	205.288	181.966	10.524	397.778	188.940	101.979	5.415	296.334
Colocaciones para consumo	544.671	3.093	2.977	550.741	481.860	1.533	2.899	486.292
Instrumentos de inversión	89.823	9.371	-	99.194	47.512	13.194	-	60.706
Otros ingresos por intereses y reajustes	7.569	4.281	-	11.850	6.176	1.026	-	7.202

Totales ingresos por intereses y reajustes	1.452.456	320.413	17.963	1.790.832	1.201.022	183.809	11.403	1.396.234

b)	Tal como se señala en la letra i) de la Nota 01, los intereses y reajustes suspendidos son registrados en cuentas de orden (fuera del Estado de Situación Financiera Consolidado), mientras estos nos sean efectivamente percibidos.

Al 31 de Diciembre de 2011 y 2010, el detalle de los ingresos por intereses y reajustes suspendidos es el siguiente:

	Al 31 de Diciembre de
	2011				2010
	Intereses	Reajustes	Comisiones prepagos	Total	Intereses	Reajustes	Comisiones prepagos	Total
Fuera de balance	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$

Colocaciones comerciales	27.240	7.530	-	34.770	22.675	3.345	-	26.020
Colocaciones de vivienda	4.524	7.531	-	12.055	3.956	3.501	-	7.457
Colocaciones de consumo	19.898	1.233	-	21.131	16.282	498	-	16.780

Totales	51.662	16.294	-	67.956	42.913	7.344	-	50.257

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NOTA N°28 - INTERESES Y REAJUSTES, continuación:

c)	Al 31 de Diciembre de 2011 y 2010 la composición de los gastos por intereses y reajustes, sin incluir los resultados por coberturas contables, es el siguiente:

	Al 31 de Diciembre de
	2011				2010
	Intereses	Reajustes	Comisiones prepagos	Total	Intereses	Reajustes	Comisiones prepagos	Total
Conceptos	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$

Depósitos a la vista	(1.283)	(658)	-	(1.941)	(511)	(378)	-	(889)
Contratos de retrocompra	(8.603)	(184)	-	(8.787)	(2.164)	(215)	-	(2.379)
Depósitos y captaciones a plazo	(351.009)	(86.772)	-	(437.781)	(169.875)	(51.784)	-	(221.659)
Obligaciones con bancos	(26.006)	(41)	-	(26.047)	(29.872)	(33)	-	(29.905)
Instrumentos de deuda emitidos	(170.756)	(98.374)	-	(269.130)	(132.415)	(55.124)	-	(187.539)
Otras obligaciones financieras	(5.019)	(1.485)	-	(6.504)	(4.941)	(988)	-	(5.929)
Otros gastos por intereses y reajustes	(2.372)	(7.195)	-	(9.567)	(109)	(6.098)	-	(6.207)
Totales gastos por intereses y reajustes	(565.048)	(194.709)	-	(759.757)	(339.887)	(114.620)	-	(454.507)

d)     Al cierre del ejercicio, el resumen de intereses y reajustes, es el siguiente:

	Al 31 de Diciembre de
	2011	2010
Conceptos	MM$	MM$

Ingresos por intereses y reajustes	1.790.832	1.396.234
Gastos por intereses y reajustes	(759.757)	(454.507)

Subtotales ingresos por intereses y reajustes	1.031.075	941.727

Resultado de coberturas contables (neto)	(58.775)	(2.008)

Totales intereses y reajustes netos	972.300	939.719

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NOTA N°29 - COMISIONES:

Comprende el monto de todas las comisiones devengadas y pagadas en el ejercicio, excepto las que formen parte integrante del tipo de interés efectivo de los instrumentos financieros:

	Al 31 de Diciembre de
	2011	2010
	MM$	MM$

Ingresos por comisiones
Comisiones por líneas de crédito y sobregiros	11.602	15.603
Comisiones por avales y cartas de crédito	24.388	22.852
Comisiones por servicios de tarjetas	122.900	107.047
Comisiones por administración de cuentas	28.725	27.011
Comisiones por cobranzas, recaudaciones y pagos	61.803	60.136
Comisiones por intermediación y manejo de valores	13.072	10.882
Comisiones por inversiones en fondos mutuos u otro	37.618	39.952
Remuneraciones por comercialización de seguros	34.066	32.783
Office banking	11.884	9.435
Otras comisiones ganadas	16.983	12.482
Totales	363.041	338.183

	Al 31 de Diciembre de
	2011	2010
	MM$	MM$

Gastos por comisiones
Remuneraciones por operación de tarjetas	(63.375)	(51.148)
Comisiones por operación con valores	(2.555)	(1.781)
Office banking	(9.617)	(7.603)
Otras comisiones	(9.658)	(14.069)
Totales	(85.205)	(74.601)

Totales ingresos y gastos por comisiones netos	277.836	263.582

Las comisiones ganadas por operaciones con letras de crédito se presentan en el Estado Consolidado de Resultados en el rubro “Ingresos por intereses y reajustes”.

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NOTA N°30 - RESULTADOS DE OPERACIONES FINANCIERAS:

Incluye el monto de los ajustes por variación de los instrumentos financieros, excepto los imputables a intereses devengados por aplicación del método del tipo de interés efectivo de correcciones de valor de activos, así como los resultados obtenidos en su compraventa.

Al 31 de Diciembre de 2011 y 2010, el detalle de los resultados por operaciones financieras es el siguiente:

	Al 31 de Diciembre de
	2011	2010
	MM$	MM$

Utilidad neta operaciones financieras
Derivados de negociación	116.877	3.598
Instrumentos financieros para negociación	38.819	31.058
Venta de créditos y cuentas por cobrar a clientes:
Cartera vigente (Nota 11)	2.368	2.573
Cartera castigada (Nota 11)	7.324	9.824
Instrumentos disponibles para la venta	(3.356)	(8.319)
Otros resultados de operaciones financieras (*)	8.825	21
Totales	170.857	38.755

(*) Durante el año 2011, Banco Santander Chile vendió la totalidad de sus 136.867 acciones Visa Inc. cuyo valor libro era de $ 1, generando una utilidad de MM$ 5.705

NOTA N°31 - RESULTADO NETO DE CAMBIO:

Comprende los resultados obtenidos en la compraventa de divisas, las diferencias que surgen al convertir las partidas monetarias en moneda extranjera a la moneda funcional y las procedentes de activos no monetarios en moneda extranjera en el momento de su enajenación.

Al 31 de Diciembre de 2011 y 2010, el detalle del resultado de cambio es el siguiente:

	Al 31 de Diciembre de
	2011	2010
	MM$	MM$

Diferencias de cambio
Utilidad (pérdida) neta por diferencias de cambio	(257.986)	273.997
Derivados de cobertura	177.553	(215.721)
Resultado por activos reajustables en moneda extranjera	4.632	(3.176)
Resultado por activos reajustables en moneda extranjera	(859)	2.133
Totales	(76.660)	57.233

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NOTA N°32 - PROVISIONES POR RIESGO DE CRÉDITO:

a)	El movimiento registrado durante los ejercicios 2011 y 2010 en los resultados por concepto de provisiones y deterioros se resume como sigue:

		Créditos y cuentas por cobrar a clientes
Al 31 de Diciembre de 2011	Créditos	Créditos	Créditos	Créditos de	Créditos
	interbancarios	comerciales	hipotecarios	consumo	contingentes	Total
	MM$	MM$	MM$	MM$	MM$	MM$
Provisiones y castigos
- Evaluación individual	(600)	(60.110)	-	-	(4.835)	(65.545)
- Evaluación grupal	-	(105.643)	(38.723)	(230.586)	(3.960)	(378.912)
Totales provisiones y castigos	(600)	(165.753)	(38.723)	(230.586)	(8.795)	(444.457)

Provisiones liberadas
- Evaluación individual	507	41.741	-	-	2.876	45.124
- Evaluación grupal	-	26.582	7.645	25.185	21.569	80.981
Totales provisiones liberadas	507	68.323	7.645	25.185	24.445	126.105

Recuperación de créditos castigados (*)	-	7.216	16.135	12.474	-	35.825

Cargos netos a resultado	(93)	(90.214)	(14.943)	(192.927)	15.650	(282.527)

(*) Durante el último trimestre el Ministerio de Vivienda y Urbanismo (MINVU) efectuó pagos para cancelar los créditos hipotecarios castigados correspondiente a la Asociación Nacional de Ahorro y Préstamo (ANAP) por un monto ascendente a MM$ 14.390.

		Créditos y cuentas por cobrar a clientes
Al 31 de Diciembre de 2011	Créditos	Créditos	Créditos	Créditos de	Créditos
	interbancarios	comerciales	hipotecarios	consumo	contingentes	Total
	MM$	MM$	MM$	MM$	MM$	MM$
Provisiones y castigos
- Evaluación individual	(131)	(97.820)	-	-	(3.766)	(101.717)
- Evaluación grupal	-	(65.652)	(16.300)	(187.740)	28.497	(241.195)
Totales provisiones y castigos	(131)	(163.472)	(16.300)	(187.740)	24.731	(342.912)

Provisiones liberadas
- Evaluación individual	119	10.828	-	-	1.936	12.883
- Evaluación grupal	-	8.683	952	7.135	219	16.989
Totales provisiones liberadas	119	19.511	952	7.135	2.155	29.872

Recuperación de créditos castigados	-	6.994	1.389	22.096	-	30.479

Cargos netos a resultado	(12)	(136.967)	(13.959)	(158.509)	26.886	(282.561)

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NOTA N°33 - REMUNERACIONES Y GASTOS DEL PERSONAL:

a)	Composición del gasto por remuneraciones y gastos del personal:

	Al 31 de Diciembre de
	2011	2010
	MM$	MM$

Remuneraciones del personal	181.515	157.578
Bonos o gratificaciones	63.484	62.958
Beneficios basados en instrumentos de capital	2.261	2.042
Indemnización por años de servicio	8.277	6.275
Planes de pensiones	1.207	941
Gastos de capacitación	2.397	1.616
Sala cuna y jardín infantil	2.367	1.960
Fondos de salud	2.940	2.671
Fondo bienestar	447	440
Otros gastos de personal	15.718	13.784
Totales	280.613	250.265

b) Beneficios basados en instrumentos de capital

Banco Santander Chile y sus Afiliadas, en materia de remuneraciones, tienen diseñados planes de compensación variable para sus empleados, ligados a la consecución de metas y objetivos, cuyo cumplimiento es evaluado y retribuido de forma trimestral y/o anual. Adicionalmente existen planes de remuneración variable de carácter plurianual orientados a la retención y motivación de ejecutivos, y cuyo pago depende del grado de consecución de metas, tanto comunes como individuales, durante un horizonte temporal superior al año.

Política de incentivos de largo plazo

El Comité de Directores de los tenedores patrimoniales aprobó un plan de incentivos a largo plazo. Este plan esta enfocado a los directores ejecutivos del Grupo Santander y a cierto personal ejecutivo en España y en otras compañías del Grupo Santander.

Plan de rendimiento de acciones

Consiste en un plan de incentivos multi-anual compensado en acciones del Banco Santander S.A. (Casa Matriz radicada en España). Los beneficiarios del plan son los Directores Ejecutivos, los demás miembros de la Alta Dirección y otros miembros del Banco determinados por el Comité de Directores de la Casa Matriz o, cuando es delegado por éste, por el Comité Ejecutivo. Estas acciones serán distribuidas si los siguientes parámetros son cumplidos:

i.	El precio de la acción alcance un top 10 comparado con otros 30 bancos globales.
ii.	Las ganancias por acción alcance un top 10 comparado con otros 30 bancos globales.
iii.	Que el Banco cumpla con sus objetivos presupuestarios comerciales y financieros en los últimos dos años.
iv.	Que el ejecutivo cumpla sus metas personales durante los últimos dos años, y permanezca trabajando en el Banco hasta el final del programa.

Este plan envuelve ciclos de acciones entregadas a los beneficiarios. Cada ciclo tiene una duración de tres años, por lo que cada año un ciclo comenzará y, desde el 2007 en adelante, otro ciclo también terminará. El objetivo es establecer una adecuada secuencia entre el final del programa de incentivos ligado al plan previo (PI06) y a los sucesivos ciclos de este plan. Por esto, los primeros dos ciclos comenzaron en Julio de 2007, el primer ciclo tuvo una duración de dos años (PI09) y el segundo tiene un plazo estándar de tres años (PI10).

a)	En Junio de 2008 y 2010 fueron aprobados en la Casa Matriz el inicio de los planes de incentivos de tercer (PI11) y cuarto (PI12) ciclo, los cuales son de tres años y están ligados al cumplimiento de los objetivos planteado. Durante el 2010 fue aprobado el inicio del plan (PI13). Durante el 2011 fue aprobado el inicio del plan (PI14) de incentivo del quinto ciclo, este nuevo plan tiene un plazo estándar de tres años, comenzó a tener efectos en el Estado Consolidado de Resultados en el año 2011.

Para cada ciclo y beneficiario que se mantenga empleado en el banco en la duración del plan, los tenedores patrimoniales establece un número máximo de acciones. Los objetivos, si es que fueron reunidos y que determinarán el número de acciones a ser repartidas, fueron definidos mediante la comparación del rendimiento del Grupo Santander con un grupo de entidades financieras de referencia. Estos objetivos están ligados a dos parámetros: el Retorno Total de Accionistas (RTA) y al Aumento en beneficios por Acción (BPA), que tienen cada uno un 50% de peso para determinar el porcentaje de acciones a ser distribuidas.

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NOTA N°33 - REMUNERACIONES Y GASTOS DEL PERSONAL, continuación:

El número final de acciones a ser distribuidas en cada ciclo viene determinado por el grado de logro de los objetivos al tercer aniversario de cada ciclo (con excepción del primer ciclo, para el cual el segundo aniversario será considerado) y las acciones serán entregadas dentro de un período máximo de siete meses a partir del término del ciclo. En dichos momentos se calcularán el RTA y el crecimiento del BPA correspondientes al Santander y a las entidades financieras de referencia determinando en un 50% el porcentaje de acciones a entregar según la siguiente escala y en función de la posición relativa de Banco Santander S.A. (Casa Matriz radicada en España):

La tabla de consecución de objetivos, para los planes I09, I10, I11 es la siguiente:

Posición de Santander en el Ranking RTA	Porcentaje de acciones ganadas sobre máximo	Posición de Santander en el ranking de crecimiento BPA	Porcentaje de acciones ganadas sobre máximo

1° a 6°	50,0%	1° a 6°	50,0%
7°	43,0%	7°	43,0%
8°	36,0%	8°	36,0%
9°	29,0%	9°	29,0%
10°	22,0%	10°	22,0%
11°	15,0%	11°	15,0%
12° en adelante	0,0%	12° en adelante	0,0%

Para los planes I12 y I13 sólo se mide por la variable RTA:

Posición de Santander en el Ranking RTA	Porcentaje de acciones ganadas sobre máximo

1° a 5°	100,0%
6°	82,5%
7°	65,0%
8°	47,5%
9°	30,0%
10° en adelante	0,0%

Para los planes I14 se mide por la variable RTA:

Posición de Santander en el Ranking RTA	Porcentaje de acciones ganadas sobre máximo

1° a 5°	100,0%
6°	86,05%
7°	72,0%
8°	58,0%
9°	44,0%
10°	30,0%
11° a 17°	0,0%

Si Banco Santander S.A., para cada una de las medidas consideradas (RTA y crecimiento de BPA) esta dentro del primer cuartel (incluyendo el 25° percentil) se ganará el porcentaje máximo de acciones, si queda en la mediana (incluyendo el 50° percentil) ganará un 30% del máximo de acciones. Si el Banco Santander S.A. (Casa Matriz radicada en España) se encuentra bajo la mediana, todas las asignaciones de acciones serán anuladas.

b)	Al 31 de Diciembre de 2011 los objetivos anteriormente mencionados fueron cumplidos en su totalidad, por lo que el banco ha registrado un costo para el período de MM$ 2.261, que corresponde al valor razonable del Plan I10 (terminado al 30 de Junio de 2011), Plan I11, Plan I12, Plan I13 y Plan I14, de los instrumentos de patrimonio cedidos, el cual fue cargado a resultado en el período específico en el cual los beneficiarios proporcionaron sus servicios a Banco Santander Chile. Este programa no tuvo efectos dilutivos en los intereses no controlador. Este valor razonable fue calculado como se describe a continuación.

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NOTA N°33 - REMUNERACIONES Y GASTOS DEL PERSONAL, continuación:

El valor razonable del 50% que se relaciona con el RTA, fue determinado por un experto independiente basado en el empleo del modelo de valoración de Monte Carlo que realizó 10.000 simulaciones para determinar el RTA de cada una de las empresas del Grupo de referencia, teniendo en cuenta las variables ya mencionadas. Los resultados (cada uno de los cuales representa la distribución de un número de acciones) son clasificados en orden descendiente a través del cálculo del promedio ponderado y descontando este monto a la tasa de interés libre de riesgo.

	PI10	PI11	PI12	PI13	PI14
Volatilidad esperada (*)	15,67%	19,31%	42,36%	49,65%	51,35%
Rendimiento de dividendos anuales históricos	3,24%	3,47%	4,88%	6,34%	6,06%
Tasa de interés libre de riesgo	4,49%	4,83%	2,04%	3,33%	4,07%

(*) Determinada en la volatilidad básica histórica sobre el período (dos o tres años).

En vista a la alta correlación entre la RTA y BPA, es razonable concluir que, en un alto porcentaje de casos, el valor RTA es también válido para BPA. Por lo tanto, fue determinado que el valor razonable de la porción de los planes ligados a la posición relativa BPA del Banco, por ejemplo del restante 50% de las acciones concedidas, fueron las mismas que el 50% correspondiente al de RTA. Ya que esta valoración no se refiere a condiciones de mercado, el número de acciones esperadas a conceder, será reevaluado y ajustado en una base anual.

A continuación se muestra un cuadro que detalla parte de lo anteriormente mencionado:

	Número de acciones	Precio de ejercicio €	Grupo de empleados	Número de personas	Fecha de inicio del derecho	Fecha de finalización del derecho
Derechos concedidos (Plan I10)	1.519.169	-	Gerentes	477	01-07-2007	30-06-2010
Derechos concedidos (Plan I10)	70.000	-	Otros cargos no gerenciales	67	01-07-2007	30-06-2010
Derechos concedidos (Plan I11)	1.057.204	-	Gerentes	322	01-07-2008	30-06-2011
Derechos concedidos (Plan I11)	71.042	-	Otros cargos no gerenciales	106	01-07-2008	30-06-2011
Derechos concedidos (Plan I12)	327.882	-	Gerentes	157	01-07-2009	30-06-2012
Derechos concedidos (Plan I12)	36.848	-	Otros cargos no gerenciales	76	01-07-2009	30-06-2012
Stock Planes en vigor al 31 de Diciembre de 2009	3.082.145			1.205

Flujo año 2010
Derechos concedidos (Plan I10)	237.976	-	Gerentes	162	01-07-2007	30-06-2010
Derechos concedidos (Plan I10)	9.070	-	Otros cargos no gerenciales	19	01-07-2007	30-06-2010
Derechos concedidos (Plan I11)	557.772	-	Gerentes	167	01-07-2008	30-06-2011
Derechos concedidos (Plan I11)	31.171	-	Otros cargos no gerenciales	47	01-07-2008	30-06-2011
Derechos concedidos (Plan I12)	564.339	-	Gerentes	170	01-07-2009	30-06-2012
Derechos concedidos (Plan I12)	43.787	-	Otros cargos no gerenciales	63	01-07-2009	30-06-2012
Derechos concedidos (Plan I13)	310.902	-	Gerentes	166	01-07-2010	30-06-2013
Derechos concedidos (Plan I13)	65.148	-	Otros cargos no gerenciales	68	01-07-2010	30-06-2013
Derechos concedidos (Plan I10)	(1.757.145)	-	Gerentes	162
Derechos concedidos (Plan I10)	(79.070)	-	Otros cargos no gerenciales	19
Planes en vigor a 31 de Diciembre de 2010	3.066.095

Flujo año 2011
Derechos concedidos (Plan I11)	315.716	-	Gerentes	174	01-07-2008	30-06-2011
Derechos concedidos (Plan I11)	16.868	-	Otros cargos no gerenciales	47	01-07-2008	30-06-2011
Derechos concedidos (Plan I12)	591.686	-	Gerentes	157	01-07-2009	30-06-2012
Derechos concedidos (Plan I12)	79.631	-	Otros cargos no gerenciales	77	01-07-2009	30-06-2012
Derechos concedidos (Plan I13)	650.474	-	Gerentes	166	01-07-2010	30-06-2013
Derechos concedidos (Plan I13)	136.303	-	Otros cargos no gerenciales	68	01-07-2010	30-06-2013
Derechos concedidos (Plan I14)	295.503	-	Sin distribución		01-07-2011	30-06-2014
Derechos concedidos (Plan I11)	(1.930.691)	-	Otros cargos no gerenciales	174
Derechos concedidos (Plan I11)	(119.082)	-	Gerentes	47
Planes en vigor a 31 de Diciembre de 2011	3.102.503

Plan I12	1.644.173
Plan I13	1.162.827
Plan I14	295.503

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NOTA N°34 - GASTOS DE ADMINISTRACIÓN:

Al 31 de Diciembre de 2011 y 2010, la composición del rubro es la siguiente:

	Al 31 de Diciembre de
	2011	2010
	MM$	MM$

Gastos generales de administración
Mantenimiento y reparación de activo fijo	12.171	11.165
Arriendos de oficina	22.337	18.875
Arriendo de equipos	198	156
Primas de seguro	2.562	1.740
Materiales de oficina	6.354	6.693
Gastos de informática y comunicaciones	22.005	21.092
Alumbrado, calefacción y otros servicios	4.739	5.504
Servicio de vigilancia y transporte de valores.	11.122	10.185
Gastos de representación y desplazamiento del personal	4.548	4.024
Gastos judiciales y notariales	7.203	6.466
Honorarios por informes técnicos	2.928	4.171
Honorarios por servicios profesionales	2.990	648
Otros gastos generales de administración	2.947	2.564
Servicios subcontratados
Procesamientos de datos	17.185	20.066
Otros	21.339	10.017
Gastos del directorio
Remuneraciones del directorio	1.002	894
Otros gastos del directorio	309	-
Gastos Marketing
Publicidad y propaganda	15.262	14.228
Impuestos, contribuciones, aportes
Contribuciones de bienes raíces	1.742	1.655
Patentes	1.708	1.663
Otros impuestos	31	28
Aporte a la SBIF	6.143	5.509

Totales	166.825	147.343

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NOTA N°35 – DEPRECIACIONES, AMORTIZACIONES Y DETERIOROS:

a)	Los valores correspondientes a cargos a resultados por concepto de depreciaciones, amortizaciones y deterioros durante los ejercicios 2011 y 2010, se detallan a continuación:

	Al 31 de Diciembre de
	2011	2010
	MM$	MM$

Depreciaciones y amortizaciones
Depreciación del activo fijo	(20.373)	(22.175)
Amortizaciones de intangibles	(33.093)	(27.228)
Total depreciaciones y amortizaciones	(53.466)	(49.403)
Deterioro del activo fijo	(116)	(4.925)

Totales	(53.582)	(54.328)

Al 31 de Diciembre de 2011, el importe del deterioro de activo fijo asciende a MM$ 116 por cajeros automáticos.

Al 31 de Diciembre de 2010, el importe del deterioro de activo fijo asciende a MM$ 4.925 a consecuencia del Terremoto ocurrido el 27 de Febrero de 2010, que afectó a algunas de las sucursales ubicadas en la zona afectada por un monto de MM$ 4.739 por sucursales y MM$ 186 por cajeros automáticos.

b)	La conciliación entre los valores libros y los saldos al 31 de Diciembre de 2011 y 2010, es el siguiente:

	Depreciación y amortización
	2011
	Activo fijo	Intangibles	Total
	MM$	MM$	MM$

Saldos al 01 de Enero de 2011	(64.376)	(78.329)	(142.705)
Cargos por depreciación, y amortización del ejercicio	(20.373)	(33.093)	(53.466)
Bajas y ventas del ejercicio	481	-	481
Otros	38	(57)	(19)

Saldos al 31 de Diciembre de 2011	(84.230)	(111.479)	(195.709)

	Depreciación y amortización
	2010
	Activo fijo	Intangibles	Total
	MM$	MM$	MM$

Saldos al 01 de Enero de 2010	(42.979)	(51.101)	(94.080)
Cargos por depreciación, y amortización del ejercicio	(22.175)	(27.228)	(49.403)
Bajas y ventas del ejercicio	778	-	778

Saldos al 31 de Diciembre de 2010	(64.376)	(78.329)	(142.705)

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NOTA N°36 - OTROS INGRESOS Y GASTOS OPERACIONALES:

a)	Otros ingresos operacionales está conformado por los siguientes conceptos:

	Al 31 de Diciembre de
	2011	2010
	MM$	MM$

Ingresos por bienes recibidos en pago
Resultado venta de bienes recibidos en pago	5.629	2.838
Recupero de castigos y resultados bienes recibidos en pago	8.351	2.706
Subtotales	13.980	5.544
Resultados por venta en participación en sociedades
Utilidad en venta en participación en otras sociedades	-	-
Subtotales	-	-
Otros ingresos
Arriendos	305	117
Resultado por venta de activo fijo (*)	11.863	31.246
Recupero provisiones por contingencias	-	7.040
Indemnizaciones de compañías de seguros por terremoto y siniestros	437	3.175
Otros	515	474
Subtotales	13.120	42.052

Totales	27.100	47.596

Durante el de Marzo de 2011, Banco Santander Chile vendió 1 sucursal. Al momento de la venta el valor contable del total de este bien era de MM$ 48, su precio de venta fue por un total de MM$ 165, generando una utilidad de MM$ 117.

Durante el de Noviembre de 2011, Banco Santander Chile vendió 6 sucursales. Al momento de la venta el valor contable del total de estos bienes era de MM$ 5.504, su precio de venta fue por un total de MM$ 13.556 generando una utilidad de MM$ 8.052.

Durante el de Diciembre de 2011, Banco Santander Chile vendió 1 sucursal. Al momento de la venta el valor contable del total de este bien era de MM$ 685, su precio de venta fue por un total de MM$ 3.609, generando una utilidad de MM$ 2.924.

Durante el mes de Abril de 2010, Banco Santander Chile vendió 5 sucursales. Al momento de la venta el valor contable del total de estos bienes era de MM$ 4.927, su precio de venta fue por un total de MM$ 11.547, generando una utilidad de MM$ 6.620.

Durante el mes de Junio de 2010, Banco Santander Chile vendió 11 sucursales. Al momento de la venta el valor contable del total de estos bienes era de MM$ 8.138, su precio de venta fue por un total de MM$ 14.546, generando una utilidad de MM$ 6.408.

Durante el mes de Julio de 2010, Banco Santander Chile vendió un inmueble. Al momento de la venta, el valor contable del total de este Bien es de MM$ 380, su precio de venta fue por un total de MM$ 376, generando una pérdida de MM$ 4, incluida en el rubro “otros gastos operacionales”.

Durante el mes de Octubre de 2010, Banco Santander Chile licitó la venta de 16 sucursales, siendo adjudicada por la Compañía de Seguros CorpSeguros S.A. por un valor de MM$18.479 (UF 861.320), lo que generó una utilidad aproximada de MM$10.229. Su valor contable es de MM$ 8.250 (UF 387.227). La firma de escritura de compraventa que formaliza esta operación, se realizó en el mes de Octubre de 2010.

Durante el mes de Noviembre de 2010, Banco Santander Chile vendió un inmueble. Al momento de la venta, el valor contable del total de este bien era de MM$ 158, su precio de venta fue de MM$ 220, generando una utilidad de MM$ 62.

Durante el mes de Diciembre de 2010, Banco Santander Chile vendió 11 sucursales. Al momento de la venta el valor contable del total de estos bienes era de MM$ 4.257, su precio de venta fue por un total de MM$ 11.934, generando una utilidad de MM$ 7.677.

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NOTA N°36 - OTROS INGRESOS Y GASTOS OPERACIONALES, continuación:

b)      Otros gastos operacionales está conformado por los siguientes conceptos:

	Al 31 de Diciembre de
	2011	2010
	MM$	MM$
Provisiones y gastos de bienes recibidos en pago
Castigos de bienes recibidos en pago	9.878	10.815
Provisiones por bienes recibidos en pago	3.169	3.647
Gastos por mantencion de bienes recibidos en pago	2.732	2.392
Subtotales	15.779	16.854

Gastos de tarjetas de crédito
Gastos de tarjetas de crédito	1.955	3.102
Membresías tarjetas de crédito	4.472	3.675
Subtotales	6.427	6.777

Servicios a clientes	8.965	7.756

Otros gastos
Castigos operativos	9.884	4.843
Pólizas de seguros de vida y seguros generales de productos	6.524	5.703
Impuesto adicional por gastos pagados al exterior	3.516	2.174
Pérdidas por venta de activo fijo	-	21
Gastos por operaciones de comercio exterior	44	128
Resultados por operaciones de leasing	-	82
Provisiones por contingencias	8.144	774
Gastos por terremoto	475	5.875
Otros	6.800	4.379
Subtotales	35.387	23.979

Totales	66.558	55.366

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NOTA N°37 - OPERACIONES CON PARTES RELACIONADAS:

Se consideran “partes relacionadas” al Banco, adicionalmente a las entidades dependientes y asociadas, el “personal clave” de la Dirección del Banco (miembros del Directorio del Banco y además los Gerentes de Banco Santander Chile y sus afiliadas, junto a sus familiares cercanos), así como las entidades sobre las que el personal clave pueda ejercer influencia significativa o control.

Adicionalmente, el Banco ha considerado como parte relacionada a las diferentes sociedades que forman parte del Grupo Santander a nivel mundial, en el entendido, que todas ellas poseen una matriz común, esto es, Banco Santander S.A. (radicada en España).

El artículo 89 de la Ley sobre Sociedades Anónimas, que se aplica también a los bancos, establece que cualquier operación con una parte relacionada debe efectuarse en condiciones de equidad, similares a las que habitualmente prevalecen en el mercado.

Por otra parte, el artículo 84 de la Ley General de Bancos establece límites para los créditos que pueden otorgarse a partes relacionadas y la prohibición de otorgar créditos a los directores, gerentes o apoderados generales del banco.

A continuación se indican las transacciones realizadas por el Banco con las partes relacionadas a éste, para su mejor comprensión, hemos dividido la información en cuatro categorías:

Sociedades del Grupo Santander

Esta categoría incluye a todas las sociedades pertenecientes al Grupo Santander a nivel mundial, y por tanto, incluye también aquellas sociedades donde el Banco ejerce algún grado de control (entidades dependientes y propósito especial).

Empresas asociadas

Esta categoría se incluyen a aquellas entidades donde el Banco, de acuerdo a lo señalo en la letra b) de la Nota 1 de los presentes Estados Financieros, ejerce algún grado influencia significativa sobre estas y que, en general, corresponden a las denominadas “sociedades de apoyo al giro”.

Personal clave

Esta categoría incluye a los miembros del Directorio del Banco y además los gerentes de Banco Santander Chile y sus afiliadas, junto a sus familiares cercanos.

Otros

En esta categoría se incluyen a aquellas partes relacionadas no incluidas en los grupos anteriormente descritos y que, en general, corresponden a aquellas entidades sobre las que el personal clave pueda ejercer influencia significativa o control.

Las condiciones de las transacciones con las partes vinculadas son equivalentes a las que se dan en transacciones hechas en condiciones de mercado o se han imputado las correspondientes retribuciones en especie.

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NOTA N°37 - OPERACIONES CON PARTES RELACIONADAS, continuación:

a)      Créditos con partes relacionadas:

A continuación se muestran los créditos y cuentas por cobrar además de los créditos contingentes, correspondientes a entidades relacionadas:

	Al 31 de Diciembre de
	2011				2010
	Sociedades del Grupo	Empresas asociadas	Personal clave	Otros	Sociedades del Grupo	Empresas asociadas	Personal clave	Otros
	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$

Créditos y cuentas por cobrar
Colocaciones comerciales	39.708	663	2.234	62.512	36.966	670	2.478	14.015
Colocaciones para vivienda	-	-	15.657	-	-	-	15.157	-
Colocaciones de consumo	-	-	1.808	-	-	-	2.182	-
Créditos y cuentas por cobrar	39.708	663	19.699	62.512	36.966	670	19.817	14.015

Provisión sobre colocaciones	(54)	(1)	(39)	(23)	(112)	(1)	(87)	(14)
Colocaciones netas	39.654	662	19.660	62.489	36.854	669	19.730	14.001

Garantías	25.311	-	18.244	1.241	7.641	-	18.649	1.359

Créditos contingentes
Avales y fianzas	-	-	-	-	-	-	-	-
Cartas de crédito	187	-	-	-	2.964	-	-	-
Boletas de garantía	12.778	-	-	569	12.307	-	-	84
Créditos contingentes	12.965	-	-	569	15.271	-	-	84

Provisiones sobre créditos contingentes	(63)	-	-	(1)	(1)	-	-	-

Colocaciones contingentes netas	12.902	-	-	568	15.270	-	-	84

El movimiento de créditos con partes relacionadas durante el ejercicio 2011 y 2010 ha sido el siguiente:

	Al 31 de Diciembre de
	2011				2010
	Sociedades	Empresas	Personal		Sociedades	Empresas	Personal
	del Grupo	asociadas	clave	Otros	del Grupo	asociadas	clave	Otros
	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$
Saldo al 01 de Enero de	52.237	670	19.817	14.099	147.843	914	17.339	108.631
Nuevos préstamos	40.471	24	5.260	62.528	11.954	256	6.901	11.600
Pagos	(40.035)	(31)	(5.379)	(13.546)	(107.560)	(500)	(4.423)	(106.132)
Saldos al 31 de Diciembre de	52.673	663	19.698	63.081	52.237	670	19.817	14.099

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BANCO SANTANDER CHILE Y AFILIADAS NOTAS A LOS ESTADOS FINANCIEROS CONSOLIDADOS AL 31 DE DICIEMBRE DE 2011 y 2010

NOTA N°37 - OPERACIONES CON PARTES RELACIONADAS, continuación:

b)      Activos y pasivos con partes relacionadas

	Al 31 de Diciembre de
	2011				2010
	Sociedades del Grupo	Empresas asociadas	Personal clave	Otros	Sociedades del Grupo	Empresas asociadas	Personal clave	Otros
	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$

Activos
Efectivo y depósito en Bancos	178.567	-	-	-	34.104	-	-	-
Instrumentos para negociación	-	-	-	-	-	-	-	-
Contratos de retrocompra y préstamos de valores	-	-	-	-	-	-	-	-
Contratos de derivados financieros	506.880	-	-	-	541.737	-	-	-
Instrumentos de inversión disponibles para la venta	-	-	-	-	-	-	-	-
Otros activos	4.617	-	-	-	22.072	-	-	-

Pasivos
Depósitos y otras obligaciones a la vista	5.057	4.009	1.425	16.782	9.905	6.014	1.311	4.128
Contratos de retrocompra y préstamos de valores	137.191	-	-	-	47.636	-	-	-
Depósitos y otras captaciones a plazo	248.206	368	3.627	41.732	320.622	-	1.657	48.749
Contratos de derivados financieros	396.538	-	-	-	317.601	-	-	-
Instrumentos de deuda emitidos	1.683	-	-	-	9.392	-	-	-
Otras obligaciones financieras	58.848	-	-	-	153.913	-	-	-
Otros pasivos	1.339	-	-	-	2.782	-	-	-

c)	Resultados reconocidos con partes relacionadas

	Al 31 de Diciembre de
	2011				2010
	Sociedades del Grupo	Empresas asociadas	Personal clave	Otros	Sociedades del Grupo	Empresas asociadas	Personal clave	Otros
	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$

Ingreso (gasto) reconocido
Ingresos y gastos por intereses y reajustes	(17.892)	54	1.289	(3.683)	(10.093)	55	1.279	7
Ingresos y gastos por comisiones y servicios	387	38	110	196	70.359	48	102	93
Utilidad neta de operaciones financieras y resultados de cambio (*)	(38.744)	-	(5)	(392)	86.457	-	(4)	4.098
Otros ingresos y gastos de operación	519	-	-	-	(4.866)	-	-	-
Remuneraciones y gastos del personal clave	-	-	(33.082)	-	-	-	(29.879)	-
Gastos de administración y otros	(13.303)	(25.509)	-	-	(20.738)	(21.777)	-	-

Totales	(69.033)	(25.417)	(31.688)	(3.879)	121.119	(21.674)	(28.502)	4.198

(*) Corresponde a contratos de derivados que cubren posiciones del Grupo en Chile.

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BANCO SANTANDER CHILE Y AFILIADAS NOTAS A LOS ESTADOS FINANCIEROS CONSOLIDADOS AL 31 DE DICIEMBRE DE 2011 y 2010

NOTA N°37 - OPERACIONES CON PARTES RELACIONADAS, continuación:

d)	Pagos al Directorio y personal clave de la gerencia

Las remuneraciones recibidas por el personal clave de la dirección, dentro de los cuales se considera el Directorio y todos los ejecutivos con cargo de Gerente, que se presentan en el rubro “Remuneraciones y gastos de personal” y/o “Gastos de administración” del Estado Consolidado de Resultados, corresponden a las siguientes categorías:

	Al 31 de Diciembre de
	2011	2010
	MM$	MM$

Remuneraciones del personal	16.155	14.801
Remuneraciones y gastos del Directorio	1.311	894
Bonos o gratificaciones	10.292	10.038
Compensaciones en acciones	1.765	1.372
Gastos de capacitación	108	77
Indemnizaciones por años de servicios	1.580	1.104
Fondos de salud	272	242
Otros gastos de personal	392	410
Plan de pensiones	1.207	941

Totales	33.082	29.879

e)	Conformación del personal clave

Al 31 de Diciembre de 2011 y 2010, la conformación del personal clave del Banco se encuentra conformada de la siguiente forma.

	N° de ejecutivos
Cargos	2011	2010

Directores	13	13
Gerentes de división	18	18
Gerentes de área	88	82
Gerentes	62	68

Totales personal clave	181	181

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BANCO SANTANDER CHILE Y AFILIADAS NOTAS A LOS ESTADOS FINANCIEROS CONSOLIDADOS AL 31 DE DICIEMBRE DE 2011 y 2010

NOTA N°37 - OPERACIONES CON PARTES RELACIONADAS, continuación:

f)        Beneficio basado en instrumentos de capital

El siguiente cuadro muestra el movimiento de los beneficios basados en instrumentos de capital que han sido al personal clave del Banco y sus afiliadas. El detalle de cada uno de estos planes de beneficios es descrito en la letra b) de la Nota 33.

	Número de acciones	Precio de ejercicio €	Grupo de empleados	Número de personas	Fecha de inicio del derecho	Fecha de finalización del derecho

Derechos concedidos (Plan I10)	1.519.169	-	Gerentes	477	01-07-2007	30-06-2010
Derechos concedidos (Plan I11)	1.057.204	-	Gerentes	322	01-07-2008	30-06-2011
Derechos concedidos (Plan I12)	327.882	-	Gerentes	157	01-07-2009	30-06-2012
Stock Planes en vigore al 31 de Diciembre de 2009	2.904.255	-		956

Flujo año 2010
Derechos concedidos (Plan I10)	237.976	-	Gerentes	162	01-07-2007	30-06-2010
Derechos concedidos (Plan I11)	557.772	-	Gerentes	167	01-07-2008	30-06-2011
Derechos concedidos (Plan I12)	564.339	-	Gerentes	170	01-07-2009	30-06-2012
Derechos concedidos (Plan I13)	310.902	-	Gerentes	166	01-07-2010	30-06-2013
Derechos ejercidos (Plan I10)	(1.757.145)	-	Gerentes	162	-	-
Planes en vigor a 31 de Diciembre de 2010	2.818.099	-

Flujo año 2011
Derechos concedidos (Plan I11)	315.716	-	Gerentes	174	01-07-2008	30-06-2011
Derechos concedidos (Plan I12)	591.686	-	Gerentes	157	01-07-2009	30-06-2012
Derechos concedidos (Plan I13)	650.474	-	Gerentes	166	01-07-2010	30-06-2013
Derechos ejercidos (Plan I11)	(1.930.692)	-	Gerentes	174	-	-
Planes en vigor a 31 de Diciembre de 2011	2.445.283	-

(Plan I12)	1.483.907	-
(Plan I13)	961.376	-

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BANCO SANTANDER CHILE Y AFILIADAS NOTAS A LOS ESTADOS FINANCIEROS CONSOLIDADOS AL 31 DE DICIEMBRE DE 2011 y 2010

NOTA N°38 - PLANES DE PENSIONES:

En este sentido, el Banco complementará los aportes voluntarios que realicen los beneficiarios para su pensión futura, mediante una contribución equivalente. Los directivos tendrán un derecho a recibir este beneficio, sólo cuando cumplan con las siguientes condiciones copulativas:

i.	Orientado a los Directivos del Grupo.
ii.	El requisito general para optar a este beneficio, es estar en ejercicio de su cargo al momento de cumplir los 60 años.
iii.	El Grupo Santander tomará un seguro (fondo de ahorro) a su nombre, por el cual deberá realizar periódicamente el pago de la respectiva prima (aporte).
iv.	El Grupo Santander será el responsable de otorgar los beneficios en forma directa.

En caso de término de la relación laboral entre el directivo y la respectiva empresa, antes de que éste reúna las condiciones anteriormente descritas, no se devengará a su favor ningún derecho que pueda derivarse de este plan de beneficios.

Excepcionalmente, en caso de fallecimiento o de invalidez total o parcial del directivo, él o sus herederos, según corresponda, tendrán derecho a recibir este beneficio.

El Banco efectuará los aportes de este plan de beneficios en base a pólizas de seguro colectivo mixto, cuyo beneficiario es el Banco. La compañía de seguros de vida con quien se encuentran contratadas dichas pólizas, no tiene el carácter de entidad vinculada o relacionada con el Banco o con alguna otra sociedad del Grupo Santander.

Los derechos que posee el Banco por el plan al cierre del ejercicio 2011 ascienden a MM$ 5.508 (MM$ 5.170 en 2010).

El importe de los compromisos de beneficio definido ha sido cuantificado por el Banco, en base de los siguientes criterios:

1.	Método de cálculo:

Uso del método de la unidad de crédito proyectado que contempla cada año de servicio como generador de una unidad adicional de derecho a las prestaciones y valora cada unidad en forma separada. Se calcula en función al aporte de los fondos que considera como parámetro principal, factores asociados al tope previsional anual legal, los años de servicio, edad y renta anual de cada unidad valorada en forma individual.

2.	Hipótesis actuariales utilizadas:

Supuestos actuariales respecto de las variables demográficas y financieras, son insesgadas y mutuamente compatibles entre sí. Las hipótesis actuariales más significativas consideradas en los cálculos fueron:

Los activos, relacionados con el fondo de ahorro aportado por el Banco en la Compañía de Seguros Euroamérica, por planes de prestaciones definidas se presentan neto de los compromisos asociados. El saldo de este concepto al cierre del ejercicio es el siguiente:

Cuadros informados al 31 de Diciembre de 2011 y 2010:

	Planes post–empleo	Planes post–empleo
	2011	2010

Tablas de mortalidad	RV-2004	RV-2004
Tabla de invalidez	PDT 1985	PDT 1985
Tasa de desvinculación	5,0%	5,0%
Probabilidad ejercicio del beneficio

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BANCO SANTANDER CHILE Y AFILIADAS NOTAS A LOS ESTADOS FINANCIEROS CONSOLIDADOS AL 31 DE DICIEMBRE DE 2011 y 2010

NOTA N°38 - PLANES DE PENSIONES, continuación:

El movimiento del período por beneficios post empleo es el siguiente:

	2011	2010
	MM$	MM$
Activos por beneficios post empleo de prestaciones definidas	5.508	5.170
Compromisos por planes de prestaciones definidas
Con el personal activo	(2.160)	(953)
Causadas por el personal pasivo	-	-
Menos:
(Ganancias) pérdidas actuariales no reconocidas	-	-
Saldos al cierre del ejercicio	3.348	4.217

El flujo del período por beneficios post empleo es el siguiente:

	2011	2010
	MM$	MM$

a) Valor razonable de los activos del plan
Saldo al inicio del ejercicio	5.170	4.925
Rendimiento esperado de los contratos de seguros	403	202
Aportaciones a cargo del empleador	(65)	43
(Ganancias) pérdidas actuariales	-	-
Primas pagadas	-	-
Prestaciones pagadas	-	-
Valor razonable de los activos del plan al cierre del ejercicio	5.508	5.170
b) Valor actual de las obligaciones
Valor actual de las obligaciones al inicio del periodo	(953)	-
Incorporación neta de sociedades al Grupo	-	-
Costo de servicios del periodo corriente	(1.207)	(941)
Costo por intereses	-	-
Efecto reducción /liquidación	-	-
Prestaciones pagadas	-	-
Costo servicios pasados	-	-
(Ganancias) pérdidas actuariales	-	(12)
Otros movimientos	-	-
Valor actual de las obligaciones al cierre del ejercicio	(2.160)	(953)
Saldo neto al cierre del ejercicio	3.348	4.217

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BANCO SANTANDER CHILE Y AFILIADAS NOTAS A LOS ESTADOS FINANCIEROS CONSOLIDADOS AL 31 DE DICIEMBRE DE 2011 y 2010

NOTA N°38 - PLANES DE PENSIONES, continuación:

Rendimiento esperado del Plan:

	2011	2010

Tipo de rendimiento esperado de los activos del plan	UF + 2,50% anual	UF + 2,50% anual
Tipo de rendimiento esperado de los derechos de reembolso	UF + 2,50% anual	UF + 2,50% anual

Costos asociados al Plan:

	2011	2010
	MM$	MM$

Costos del servicio del período corriente	1.207	941
Costo por intereses	-	-
Rendimiento esperado de los activos del plan	(403)	(202)
Rendimiento esperado de los contratos de seguros vinculados a Plan:	-
Dotaciones extraordinarias	-	-
(Ganancias)/pérdidas actuariales reconocidas en el ejercicio	-	12
Costo de servicios pasados	-	-
Otros	-	-
Totales	804	751

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BANCO SANTANDER CHILE Y AFILIADAS NOTAS A LOS ESTADOS FINANCIEROS CONSOLIDADOS AL 31 DE DICIEMBRE DE 2011 y 2010

NOTA N°39 - VALOR RAZONABLE DE ACTIVOS Y PASIVOS FINANCIEROS:

El valor razonable se define como la cantidad a la que un instrumento financiero (activo o pasivo) podría ser entregado o liquidado, respectivamente, en esa fecha entre dos partes, independientes y expertas en la materia, que actuasen libre y prudentemente, o sea no en una venta forzada o liquidación. La referencia más objetiva y habitual del valor razonable de un activo o pasivo es el precio cotizado que se pagaría por él en un mercado organizado y transparente (“valor razonable estimado”).

Para aquellos instrumentos financieros sin los precios de mercado disponibles, los valores razonables se han estimado utilizando transacciones recientes de instrumentos análogos y, en su defecto, los valores actuales u otras técnicas de valuación basadas en modelos matemáticos de valoración suficientemente contrastados por la comunidad financiera internacional. En la utilización de estos modelos, se tienen en consideración las peculiaridades específicas del activo o pasivo a valorar y, muy especialmente, los distintos tipos de riesgos que el activo o pasivo lleva asociados.

Estas técnicas son inherentemente subjetivas y se ven significativamente afectadas por los supuestos utilizados, incluyendo la tasa de descuentos, las estimaciones de flujos de efectivo futuros y las hipótesis de prepago. En ese sentido, pueden dar lugar a que el valor razonable así estimado de un activo o pasivo no coincida exactamente con el precio al que el activo o pasivo podría ser entregado o liquidado en la fecha de su valoración y no puedan ser justificadas en comparación con mercados independientes.

Determinación del valor razonable de los instrumentos financieros

A continuación se presenta una comparación entre el valor por el que figuran registrados los activos y pasivos financieros del Banco y su correspondiente valor razonable al 31 de Diciembre de 2011 y 2010:

	Al 31 de Diciembre de
	2011		2010
	Monto registrado	Valor razonable	Monto registrado	Valor razonable
	MM$	MM$	MM$	MM$

Activos
Efectivo y depósitos en bancos	2.793.701	2.793.701	1.762.198	1.762.198
Operaciones con liquidación en curso	276.454	276.454	374.368	374.368
Instrumentos para negociación	409.763	409.763	379.670	379.670
Contrato de retrocompra y préstamos de valores	12.928	12.928	170.985	170.985
Contratos de derivados financieros	1.612.869	1.612.869	1.624.378	1.624.378
Créditos y cuentas por cobrar a clientes y adeudado por bancos (Neto)	16.910.948	18.261.301	15.245.647	17.624.736
Instrumentos de inversión disponibles para la venta	1.661.311	1.661.311	1.473.980	1.473.980

Pasivos
Depósitos y obligaciones con bancos	15.255.021	14.631.032	13.079.248	13.191.439
Operaciones con liquidación en curso	89.486	89.486	300.125	300.125
Contratos de retrocompra y préstamos de valores	544.381	544.381	294.725	294.725
Contratos de derivados financieros	1.292.148	1.292.148	1.643.979	1.643.979
Instrumentos de deuda emitidos y otras obligaciones financieras	4.799.838	5.238.471	4.357.177	4.598.640

Adicionalmente, las estimaciones del valor razonable presentadas anteriormente, no intentan estimar el valor de las ganancias del Banco generadas por su negocio, ni futuras actividades, y por lo tanto no representa el valor del Banco como empresa en marcha. A continuación se detalla los métodos utilizados para la estimación del valor razonable de los instrumentos financieros.

a)       Efectivo y depósitos en bancos

El valor registrado de efectivo y adeudado por bancos se aproxima a su valor razonable estimado dado por su naturaleza de corto plazo.

b)	Operaciones con liquidación en curso, instrumentos para negociación, instrumentos de inversión disponibles para la venta, contratos de retrocompra y préstamos de valores

El valor razonable estimado de estos instrumentos financieros se determinó utilizando valores de mercado o cotizaciones de un dealer disponible, o los precios cotizados en el mercado de instrumentos financieros con características similares. Las inversiones con vencimiento en menos de un año se valúan a su valor registrado, porque son, debido a su corto plazo de madurez, consideradas que tienen un valor razonable que no es significativamente diferente de su valor registrado. Para las estimaciones del valor razonable de las inversiones de deuda o valores representativos de deuda incluidos en estos rubros, éstas toman en cuenta variables e insumos adicionales, a la medida que apliquen, incluyendo estimación de tasas de prepago, y riesgo de crédito de los emisores.

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BANCO SANTANDER CHILE Y AFILIADAS NOTAS A LOS ESTADOS FINANCIEROS CONSOLIDADOS AL 31 DE DICIEMBRE DE 2011 y 2010

NOTA N°39 - VALOR RAZONABLE DE ACTIVOS Y PASIVOS FINANCIEROS, continuación:

c)	Créditos y cuentas por cobrar a clientes y adeudado por bancos

Los valores razonables de los préstamos comerciales son estimados utilizando el análisis de descuento de flujo de efectivo, utilizando las tasas de interés que se ofrecen actualmente para los préstamos con términos similares a los prestatarios de calidad de crédito similar. Los valores razonables para los préstamos no devengados, son estimados utilizando el análisis de descuento de flujo de caja derivadas de la liquidación de los valores de garantía subyacente, en su caso (o de otras fuentes de pagos), a una tasa de descuento estimada. Para los préstamos de tasa variable que cambian su precio frecuentemente y no tienen ningún cambio significativo en el riesgo de crédito, los valores razonables estimados se basan en los valores registrados. Los valores razonables estimados para ciertos préstamos hipotecarios, tarjetas de crédito y otros préstamos de consumo se basan en valores de mercado de préstamos similares, ajustados por diferencias en las características de los préstamos, adicionalmente el monto presentado en nota corresponde al valor del Fair Value de la cartera neta de provisones..

d)	Depósitos

El valor razonable revelado de depósitos que no devengan intereses y cuentas de ahorro es la cantidad a pagar en la fecha de reporte y, en consecuencia, es igual a la suma registrada. El valor razonable de los depósitos a plazo se calcula utilizando un cálculo de flujo de caja descontado, que aplica tasas de interés corrientes ofrecidas actualmente a un calendario de vencimientos mensuales previstos para depósitos a plazo. El valor de las relaciones a largo plazo con los depositantes no considera la estimación del valor razonable revelado.

e)       Instrumentos de deuda emitidos a corto y largo plazo

El valor razonable de estos instrumentos financieros se calcula utilizando el análisis de descuento del flujo de caja basado en las tasas de préstamos incrementales corrientes, para similares tipos de acuerdos de préstamos, con vencimientos similares.

f) Contratos de derivados financieros

El valor razonable estimado de los contratos de forwards de divisas se calculó utilizando los precios cotizados en el mercado de instrumentos financieros de características similares.

El valor razonable de los swaps de tipos de interés representa el importe estimado que el Banco espera recibir o pagar para rescindir los contratos o acuerdos, teniendo en cuenta las estructuras de plazos de la curva de tipo de interés, volatilidad del subyacente y el riesgo de crédito de las contrapartes.

Si no existen precios cotizados en el mercado (directos o indirectos) para algún instrumento derivado, las respectivas estimaciones de valor razonable se han calculado utilizando modelos y técnicas de valuación tales como Black-Scholes, Hull y simulaciones de Monte Carlo y considerando las entradas/insumos relevantes tales como volatilidad de opciones, correlaciones observables entre subyacentes, riesgo de crédito de las contrapartes, la volatilidad implícita del precio, velocidad con que la volatilidad revierte a su valor medio, relación lineal (correlación) entre el valor de una variable de mercado y su volatilidad, entre otras.

Medida del valor razonable y jerarquía

La NIC 39 establece una jerarquía de valor razonable, que segrega los insumos y/o supuestos de técnicas de valoración utilizados para medir el valor razonable de instrumentos financieros. La jerarquía brinda la máxima prioridad a precios cotizados no ajustados en mercados activos, para activos o pasivos idénticos (nivel 1) y la más baja prioridad a las medidas que implican importantes entradas o insumos no observables (nivel 3 mediciones). Los tres niveles de la jerarquía de valor razonable son los siguientes:

• Nivel 1: entradas/insumos con precios cotizados (no ajustados) en mercados activos para activos y pasivos idénticos para los cuales el Banco tiene la capacidad de acceder a la fecha de medición.

• Nivel 2: entradas/insumos distintas a los precios cotizados incluidos en el Nivel 1 que son observables para activos o pasivos, directa o indirectamente.

• Nivel 3: entradas/insumos no observables para el activo o pasivo.

El nivel en la jerarquía en el que una medición se clasifica, se basa en el nivel más bajo de la entrada/insumo que es significativo para la medición como tal del valor razonable en su totalidad.

La mejor evidencia del valor razonable de un instrumento financiero en el momento inicial es el precio de la transacción observado en el mercado (Nivel 1).

En los casos donde no puedan observarse cotizaciones, la dirección realiza su mejor estimación del precio que el mercado fijaría utilizando para ello sus propios modelos internos que utilizan en la mayoría de los casos datos basados en parámetros observables de mercado como inputs significativos (Nivel 2) y, en limitadas ocasiones, utilizan inputs significativos no observables en datos de mercado (Nivel 3). Para realizar esta estimación, se utilizan diversas técnicas, incluyendo la extrapolación de datos observables del mercado.

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NOTAS A LOS ESTADOS FINANCIEROS CONSOLIDADOS
AL 31 DE DICIEMBRE DE 2011 y 2010

NOTA N°39 - VALOR RAZONABLE DE ACTIVOS Y PASIVOS FINANCIEROS, continuación:

Los instrumentos financieros a valor razonable y determinados por cotizaciones publicadas en mercados activos (Nivel 1) comprenden :

1) Bonos del Gobierno y Tesorería de Chile.

En el caso que los instrumentos no sean observables en mercado en un 100% , sin embargo, el precio es función de otros precios que si son observables en mercado (Nivel 2) comprenden:

1) Letras hipotecarias.

2) Bono privado.

3) Depos.

4) Swaps Cámara Promedio (CMS).

5) Forward (Fwd) de FX e Inflación.

6) Cross Currency Swaps (CCS)

7) Opciones FX.

8) Interest Rarte Swap (IRS) FX.

En limitadas ocasiones, se utilizan inputs no observables en datos de mercado (Nivel 3). Para realizar esta estimación, se utilizan diversas técnicas, incluyendo la extrapolación de datos observables del mercado o un mix con datos que si son observables :

Los siguientes instrumentos financieros son clasificados a nivel 3:

Tipo de instrumento financiero	Modelo utilizado en valoración	Descripción

• Caps/Floors/Swaptions	Modelo Black Normal para Cap/Floors y Swaptions	No hay input observable de volatilidad implícita.

• Opciones UF	Black – Scholes	No hay input observable de volatilidad implícita.

• CCS con Ventana	Hull-White	Modelo Hibrido HW para tasas y moción browniana para FX. No hay input observable de volatilidad implícita.

• CCS, IRS, CMS en TAB	Varios	Valorización obtenida usando curva de interés interpolando a vencimiento de flujos, no obstante TAB no es una variable directamente observable ni correlacionada a ningún insumo de mercado.

• Certificados (en nuestro caso bonos de baja liquidez)	Varios	Valorización utilizando precios de instrumentos de similares características más una tasa de castigo por liquidez.

La siguiente tabla presenta los activos y pasivos que son medidos a valor razonable en una base recurrente, al 31 de Diciembre de 2011 y 2010:

	Medidas de valor razonable
31 de Diciembre de	2011	Nivel 1	Nivel 2	Nivel 3
	MM$	MM$	MM$	MM$

Activos
Instrumentos para negociación	409.763	409.763	-	-
Instrumentos disponibles para la venta	1.661.311	1.305.876	353.466	1.969
Derivados	1.612.869	-	1.525.748	87.121
Totales	3.683.943	1.715.639	1.879.214	89.090

Pasivos
Derivados	1.292.148	-	1.290.779	1.369
Totales	1.292.148	-	1.290.779	1.369

126

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS FINANCIEROS CONSOLIDADOS
AL 31 DE DICIEMBRE DE 2011 y 2010

NOTA N°39 - VALOR RAZONABLE DE ACTIVOS Y PASIVOS FINANCIEROS, continuación:

	Medidas de valor razonable
31 de Diciembre de	2010	Nivel 1	Nivel 2	Nivel 3
	MM$	MM$	MM$	MM$

Activos
Instrumentos para negociación	379.670	348.638	31.032	-
Instrumentos disponibles para la venta	1.473.980	1.097.487	376.224	269
Derivados	1.624.378	-	1.520.339	104.039
Totales	3.478.028	1.446.125	1.927.595	104.308

Pasivos
Derivados	1.643.979	-	1.638.557	5.422
Totales	1.643.979	-	1.638.557	5.422

La siguiente tabla presenta la actividad del Banco para activos y pasivos medidos a valor justo en base recurrente usando entradas significativas sin observar (nivel 3) al 31 de Diciembre de 2011 y 2010:

	Activos	Pasivos
	MM$	MM$

Al 01 de Enero de 2011	104.308	(5.422)

Ganancias (pérdidas) totales realizadas y no realizadas:
Incluidas en ganancias (*)	(16.918)	4.053
Incluidas en resultados integrales (**)	1.700	-
Compras, emisiones y colocaciones (netas)	-	-

Al 31 de Diciembre de 2011	89.090	(1.369)

Ganancias o pérdidas totales incluidas en resultado del 2010 atribuibles al cambio en ganancias (pérdidas) no realizadas relativas a activos o pasivos al 31 de Diciembre de 2010	(15.218)	4.053

(*) Variación corresponde a cambio de categoría de Nivel 3 a Nivel 2.

(**) Variación corresponde a reclasificación de cartera de Nivel 1 y Nivel 2 a Nivel 3.

	Activos	Pasivos
	MM$	MM$

Al 01 de Enero de 2010	212.218	(468.848)

Ganancias (pérdidas) totales realizadas y no realizadas:
Incluidas en ganancias	(107.884)	463.426
Incluidas en resultados integrales	(26)	-
Compras, emisiones y colocaciones (netas)	-	-

Al 31 de Diciembre de 2010	104.308	(5.422)

Ganancias o pérdidas totales incluidas en resultado del 2010 atribuibles al cambio en ganancias (pérdidas) no realizadas relativas a activos o pasivos al 31 de Diciembre de 2010	(107.910)	463.426

Las ganancias (pérdidas) realizadas y no realizadas incluidas en resultado para el año 2011 y 2010 de los activos y pasivos valorados a valor razonable sobre una base recurrente mediante significativas entradas no observables (Nivel 3), se registran en el Estado de Resultados dentro del rubro “Utilidad neta de operaciones financieras”.

El efecto potencial al 31 de Diciembre de 2011 y 2010 sobre la valoración de los activos y pasivos valorados a valor razonable sobre una base recurrente mediante significativas entradas no observables (Nivel 3) que se derivaría de un cambio en las principales hipótesis en el caso de utilizar otras hipótesis razonablemente posibles menos favorables o más favorables que las empleadas, no es considerado significativo para el Banco.

127

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS FINANCIEROS CONSOLIDADOS
AL 31 DE DICIEMBRE DE 2011 y 2010

NOTA N°40 - ADMINISTRACIÓN DE RIESGOS:

Introducción y descripción general

El Banco, mediante su actividad con instrumentos financieros, está expuesto a varios tipos de riesgos. Los principales riesgos relacionados con los instrumentos financieros aplicables al Banco son los siguientes:

-	Riesgos de mercado: surgen por mantener instrumentos financieros cuyo valor puede verse afectado por variaciones en las condiciones de mercado; incluye generalmente los siguientes tipos de riesgo:
a.	Riesgo cambiario: surge como consecuencia de variaciones en el tipo de cambio entre monedas.
b.	Riesgo de valor razonable por tipo de interés: surge como consecuencia de variaciones en los tipos de interés de mercado.
c.	Riesgo de precio: surge como consecuencia de cambios en los precios de mercado, bien por factores específicos del propio instrumento, o bien por factores que afecten a todos los instrumentos negociados en el mercado.
d.	Riesgo de inflación: surge como consecuencia de cambios en los índices inflacionarios en Chile, cuyo efecto aplicaría principalmente a instrumentos financieros denominados en UF.

-	Riesgo de crédito: es el riesgo de que una de las partes del contrato del instrumento financiero deje de cumplir con sus obligaciones contractuales por motivos de insolvencia o incapacidad de las personas naturales o jurídicas y produzca en la otra parte una pérdida financiera.

-	Riesgo de liquidez: se denomina riesgo de liquidez a la posibilidad de que una entidad no pueda atender a sus compromisos de pago o, que para atenderlos, tenga que recurrir a la obtención de fondos en condiciones gravosas o que pudieran deteriorar la imagen y reputación de la entidad.

-	Riesgo operacional: se denomina riesgo que por errores humanos, en los sistemas, fraudes o eventos externos, que pudieran ocasionar al Banco pérdidas de reputación, tener implicancias legales o regulatorias o pérdidas financieras.

Esta nota incluye información de la exposición del Banco a estos riegos, y sus objetivos, políticas y procesos envueltos en la medición y manejo de ellos.

Estructura de manejo de riesgos

El Directorio es responsable por el establecimiento y seguimiento de la estructura de manejo de riesgos del Banco y con este propósito cuenta con un sistema de gobierno corporativo en línea con las recomendaciones y tendencias internacionales, adaptado a la realidad regulatoria chilena y adecuado a las prácticas más avanzadas de los mercados en que desarrolla su actividad. Para mejor ejercicio de esta función, el Directorio ha establecido el Comité de Activos y Pasivos (“ALCO”) el cuál tiene como misión principal asistirle en el desarrollo de sus funciones relacionadas con el control y manejo de riesgos del Banco. Complementando al ALCO en el manejo de riesgos, el Directorio cuenta también con 3 comités claves: Comité de Mercados (“CDM”), Comité Ejecutivo de Crédito (“CEC”) y el Comité de Auditoría (“CDA”). Cada uno de los comités está compuesto por directores y miembros ejecutivos de la Administración del Banco.

El ALCO es responsable de desarrollar políticas de manejo de riesgos del Banco conforme a las directrices del Directorio, del Departamento Global de Riesgo de Santander España y los requerimientos regulatorios dictados por la Superintendencia de Banco e Instituciones Financieras de Chile (“SBIF”). Dichas políticas han sido creadas principalmente para identificar y analizar el riesgo que enfrenta el Banco, establecer los límites de riesgo y controles apropiados, y vigilar los riesgos y el cumplimiento de los límites. Las políticas de manejo de riesgos y los sistemas del Banco se revisan regularmente para reflejar los cambios en las condiciones de mercado, y los productos o servicios ofrecidos. El Banco, a través de la formación y gestión de normas y procedimientos, pretende desarrollar un entorno de control disciplinado y constructivo, en el que todos sus empleados comprenden sus funciones y obligaciones.

Para cumplir con sus funciones, el ALCO trabaja directamente con los departamentos de control y riesgo del Banco cuyos objetivos conjuntos incluyen:

-	evaluar aquellos riesgos que por su tamaño pudieran comprometer la solvencia del Banco, o que presenten potencialmente riesgos operacionales o de reputación significativos;
-	asegurar que el Banco se dota de los medios, sistemas, estructuras y recursos acordes con las mejores prácticas que permitan implantar la estrategia en la gestión de riesgos;
-	asegurar la integración, control y gestión de todos los riesgos del Banco;
-	ejecutar la aplicación en todo el Banco y sus negocios de principios, políticas y métricas de riesgo homogéneas;
-	desarrollar e implantar un modelo de gestión de riesgos en el Banco, de manera que la exposición de riesgo se integre adecuadamente en los diferentes procesos de toma de decisiones;
-	identificar concentraciones de riesgo y alternativas de mitigación, realizar un seguimiento del entorno macroeconómico y competitivo, cuantificando sensibilidades y el previsible impacto de diferentes escenarios sobre el posicionamiento de riesgos; y
-	realizar la gestión de los riesgos estructurales de liquidez, tipos de interés y tipos de cambio, así como de la base de recursos propios del Banco.

128

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS FINANCIEROS CONSOLIDADOS
AL 31 DE DICIEMBRE DE 2011 y 2010

NOTA N°40 - ADMINISTRACIÓN DE RIESGOS, continuación:

Para cumplir con los objetivos anteriormente mencionados, el Banco (Administración y ALCO) realiza varias actividades relacionadas a la gestión de riesgo, las cuales incluyen: calcular las exposiciones al riesgo de las diferentes carteras y/o inversiones, considerando factores mitigadores (garantías, netting, colaterales, etc.); calcular las probabilidades de pérdida esperada de cada cartera y/o inversiones; asignar los factores de pérdida a las nuevas operaciones (rating y scoring); medir los valores en riesgos de las carteras y/o inversiones en función de distintos escenarios mediante simulaciones históricas; establecer límites a las potenciales pérdidas en función de los distintos riesgos incurridos; determinar los impactos posibles de los riesgos estructurales en los Estados Consolidados de Resultados del Banco; fijar los límites y alertas que garanticen la liquidez del Banco; e identificar y cuantificar los riesgos operacionales por líneas de negocios y así facilitar su mitigación mediante acciones correctoras.

El CDA es principalmente responsable de vigilar el cumplimiento de las políticas y procedimientos de gestión de riesgo del Banco, y de revisar la adecuación del marco de gestión de riesgos en relación con los riesgos que enfrenta el Banco.

Riesgo de crédito

El riesgo de crédito es el riesgo de que una de las partes del contrato del instrumento financiero deje de cumplir con sus obligaciones contractuales por motivos de insolvencia o incapacidad de las personas naturales o jurídicas y produzca en la otra parte una pérdida financiera. Para propósitos de la gestión del riesgo de crédito, el Banco consolida todos los elementos y componentes de la exposición al riesgo crediticio (ej. riesgo de mora individual por acreedor, riesgo innato de una línea de negocio o sector, y/o riesgo geográfico).

Mitigación del riesgo de crédito de créditos y/o cuentas por cobrar

El Directorio ha delegado la responsabilidad del manejo del riesgo de crédito al ALCO y al CEC y los departamentos de riesgos del Banco cuyos roles se resumen como sigue:

-	Formulación de políticas de crédito, en consulta con las unidades de negocio, cubriendo los requisitos de garantía, evaluación crediticia, calificación de riesgos y presentación de informes, documentos y procedimientos legales en cumplimiento con los requisitos reglamentarios, legales e internos del Banco.

-	Establecer la estructura de la autorización para la aprobación y renovación de solicitudes de crédito. El Banco estructura niveles de riesgo de crédito colocando límites a la concentración de ese riesgo en términos de deudores individuales, grupos de deudores, segmento de industrias y países. Los límites de autorización se asignan a los respectivos oficiales de la unidad de negocio (comerciales, consumo, PYMEs) para ser monitoreados de forma permanente por la Administración. Además, estos límites son revisados periódicamente. Los equipos de evaluación de riesgo a nivel de sucursal interactúan regularmente con clientes, no obstante para grandes operaciones, los equipos de riesgo de la matriz e inclusive el CEC, trabajan directamente con los clientes en la evaluación de los riesgos de crédito y la preparación de solicitudes de crédito. Inclusive, Banco Santander – España participa en el proceso de aprobación de los créditos más significativos, por ejemplo a clientes o grupos económicos con importes de deuda mayores de US$40 millones.

-	Limitar concentraciones de exposición a clientes, contrapartes, en áreas geográficas, industrias (para cuentas por cobrar o créditos), y por emisor, calificación crediticia, liquidez y (para inversiones).

-	Desarrollar y mantener la clasificación de riesgo del Banco con el fin de clasificar los riesgos según el grado de exposición a pérdida financiera que enfrentan los respectivos instrumentos financieros y con el propósito de enfocar el manejo o gestión del riesgo específicamente a los riesgos asociados.

-	Revisar y evaluar el riesgo de crédito. Las divisiones de riesgo de la Administración son en gran medida independientes de la división comercial del banco y evalúan todos los riesgos de crédito en exceso de los límites designados, previo a las aprobaciones de créditos a clientes o previo a la adquisición de inversiones especificas. Las renovaciones y revisiones de créditos están sujetas a procesos similares.

En la preparación de una solicitud de crédito para un cliente corporativo, el Banco verifica varios parámetros como la capacidad de servicio de la deuda (incluyendo, por lo general, los flujos de efectivo proyectados), la historia financiera del cliente y/o proyecciones para el sector económico en que opera. La división de riesgo está estrechamente envuelta en este proceso. Todas las solicitudes contienen un análisis de las fortalezas y debilidades del cliente, una calificación y una recomendación. Los límites de crédito no están determinados sobre la base de los saldos pendientes de los clientes, sino en el riesgo de crédito directo e indirecto del grupo financiero. Por ejemplo, una sociedad anónima sería evaluada junto con sus subsidiarias y afiliadas.

Los créditos de consumo son evaluados y aprobados por sus divisiones de riesgo respectivas (individuos, PYMEs) y el proceso de evaluación se basan en un sistema de evaluación conocido como Garra (Banco Santander) y Syseva de Santander Banefe, ambos procesos son descentralizados, automatizados y se basan en un sistema de puntuación que incluye las políticas de riesgo de crédito implementadas por el Directorio del Banco. El proceso de solicitud de créditos se basa en la recopilación de información para determinar la situación financiera del cliente y la capacidad de pago. Los parámetros que se utilizan para evaluar el riesgo de crédito del solicitante incluyen varias variables tales como: niveles de ingresos, duración del actual empleo, endeudamiento, informes de agencias de crédito.

129

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS FINANCIEROS CONSOLIDADOS
AL 31 DE DICIEMBRE DE 2011 y 2010

NOTA N°40 - ADMINISTRACIÓN DE RIESGOS, continuación:

-	Proporcionar asesoramiento, orientación y conocimientos especializados a las unidades de negocio para promover las mejores prácticas del Banco en la gestión del riesgo de crédito.

Mitigación del riesgo de crédito de otros activos financieros (inversiones, derivados, compromisos)

Como parte del proceso de adquisición de inversiones financieras e instrumentos financieros, el Banco considera la probabilidad de incobrabilidad de los emisores o las contrapartes utilizando evaluaciones internas y externas tales como evaluadoras de riesgos independientes del Banco. Además, el Banco se rige por una política estricta y conservadora la cuál asegura que los emisores de sus inversiones y contrapartes en transacciones de instrumentos derivados sean de la más alta reputación.

Adicionalmente, el Banco opera con diversos instrumentos que, aunque suponen exposición al riesgo de crédito, no están reflejados en el Estado de Situación Financiera Consolidado, como por ejemplo: avales y fianzas, cartas de crédito documentarias, boletas de garantía y compromisos para otorgar créditos.

Los avales y fianzas representan una obligación de pago irrevocable. En caso de que un cliente avalado no cumpla sus obligaciones con terceros caucionadas por el Banco, éste efectuará los pagos correspondientes, de modo que estas operaciones representan la misma exposición al riesgo de crédito que un préstamo común.

Las cartas de crédito documentarias son compromisos documentados por el Banco en nombre del cliente que son garantizados por las mercaderías embarcadas a las cuales se relacionan y, por lo tanto, tienen menor riesgo que un endeudamiento directo. Las boletas de garantía corresponden a compromisos contingentes que se hacen efectivos sólo si el cliente no cumple con la realización de obras pactadas con un tercero, garantizada por aquellas.

Cuando se trata de compromisos para otorgar crédito, el Banco está potencialmente expuesto a pérdidas en un monto equivalente al total no usado del compromiso. Sin embargo, el monto probable de pérdida es menor que el total no usado del compromiso. El Banco monitorea el período de vencimiento de las líneas de crédito porque generalmente los compromisos a largo plazo tienen un mayor riesgo de crédito que los compromisos a corto plazo.

Exposición máxima al riesgo de crédito

Para los activos financieros reconocidos en el Estado de Situación Financiera Consolidado, la exposición al riesgo de crédito es igual a su valor contable. Para las garantías financieras concedidas, la máxima exposición al riesgo de crédito es el máximo importe que el Banco tendría que pagar si la garantía fuera ejecutada.

A continuación, se presenta la distribución por activo financiero de la exposición máxima al riesgo de crédito del Banco al 31 de Diciembre de 2011 y 2010, sin deducir las garantías reales ni las mejoras crediticias recibidas:

		Al 31 de Diciembre de
		2011	2010
		Monto de exposición	Monto de exposición
	Nota	MM$	MM$

Efectivo y depósitos en bancos	5	2.793.701	1.762.198
Operaciones con liquidación en curso	5	276.454	374.368
Instrumentos para negociación	6	409.763	379.670
Contrato de retrocompra y préstamos de valores	7	12.928	170.985
Contratos de derivados financieros	8	1.612.869	1.624.378
Créditos y cuentas por cobrar a clientes y adeudado por bancos (Neto)	9 y 10	16.910.948	15.245.647
Instrumentos de inversión disponibles para la venta	12	1.661.311	1.473.980

Compromisos de préstamo/crédito no reconocidos:
Cartas de créditos documentarias emitidas	24	184.649	209.532
Cartas de crédito del exterior confirmadas	24	52.889	85.739
Garantías	24	920.986	898.751
Líneas de crédito disponibles	24	4.673.525	4.832.359
Avales y fianzas	24	147.081	166.550
Otros compromisos de créditos irrevocables	24	95.150	129.428
Totales		29.752.254	27.353.585

130

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS FINANCIEROS CONSOLIDADOS
AL 31 DE DICIEMBRE DE 2011 y 2010

NOTA N°40 - ADMINISTRACIÓN DE RIESGOS, continuación:

En cuanto a la calidad de los créditos, estos se clasifican en conformidad a lo descrito en el compendio de normas de la SBIF al 31 de Diciembre de 2011 y 2010:

	31 de Diciembre de
	2011		2010
Categoría	Individuales	Porcentaje	Individuales	Porcentaje
Comerciales Carterizados	MM$	%	MM$	%

A1	109.771	0,63	15.531	0,10
A2	1.401.030	8,04	1.372.410	8,73
A3	2.371.890	13,60	1.965.638	12,50
A4	1.555.956	8,92	1.246.939	7,93
A5	510.164	2,93	481.883	3,06
A6	307.875	1,77	164.078	1,04
B1	136.783	0,78	86.100	0,55
B2	67.467	0,39	81.624	0,52
B3	45.330	0,26	100.301	0,64
B4	19.680	0,11	47.955	0,30
C1	28.888	0,17	20.300	0,13
C2	26.896	0,15	59.169	0,38
C3	47.494	0,27	56.430	0,36
C4	40.879	0,23	57.153	0,36
C5	36.163	0,21	47.900	0,30
C6	40.600	0,23	54.921	0,35
Subtotal	6.746.866	38,69	5.858.332	37,25

	Grupales	Porcentaje	Grupales	Porcentaje
	MM$	%	MM$	%
Comerciales
Cartera normal	2.212.368	12,69	2.072.341	13,18
Cartera en incumplimiento	416.039	2,39	444.682	2,83
Subtotal	2.628.407	15,08	2.517.023	16,01
Vivienda
Cartera normal	4.915.967	28,20	4.508.491	28,66
Cartera en incumplimiento	199.696	1,15	142.646	0,91
Subtotal	5.115.663	29,35	4.651.137	29,57
Consumo
Cartera normal	2.522.156	14,46	2.251.771	14,31
Cartera en incumplimiento	421.690	2,42	449.019	2,86
Subtotal	2.943.846	16,88	2.700.790	17,17

Totales carteras	17.434.782	100,00	15.727.282	100,00

131

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS FINANCIEROS CONSOLIDADOS
AL 31 DE DICIEMBRE DE 2011 y 2010

NOTA N°40 - ADMINISTRACIÓN DE RIESGOS, continuación:

Respecto a la cartera de evaluación individual las distintas categorías corresponden a:

-	Categorías A o Cartera en Cumplimiento Normal, es aquella que está conformada por deudores cuya capacidad de pago les permite cumplir con sus obligaciones y compromisos financieros, y que de acuerdo con la evaluación de su situación económico-financiera, no se visualiza que esta condición cambie en el corto plazo.

-	Categorías B o Cartera Subestándar, es aquella que contempla deudores con dificultades financieras o empeoramiento significativo de su capacidad de pago y sobre los que hay dudas razonables acerca del reembolso total de capital e intereses en los términos contractualmente pactados, mostrando una baja holgura para cumplir con sus obligaciones financieras en el corto plazo.

-	Categorías C o Cartera en Incumplimiento, está conformada por aquellos deudores sobre los cuales se considera remota su recuperación, pues muestran una deteriorada o nula capacidad de pago.

En cuanto a las carteras de evaluación grupal se realiza una evaluación en conjunto de las operaciones que la componen.

Refiérase a la Nota 32 para el detalle de los créditos del Banco deteriorados y sus respectivas provisiones. También refiérase a la Nota 21 para un detalle de los vencimientos de activos financieros del Banco.

Deterioro de otros instrumentos financieros

Al 31 de Diciembre del 2011 y 2010 el Banco no tuvo deterioros significativos en sus activos financieros diferentes a créditos y/o cuentas por cobrar.

Garantías y mejoras crediticias

La máxima exposición al riesgo de crédito, en algunos casos, se ve reducida por garantías, mejoras crediticias y otras acciones que mitigan la exposición del Banco. En base a ello, la constitución de garantías es un instrumento necesario pero no suficiente en el otorgamiento de un crédito; por tanto la aceptación del riesgo por parte del Banco requiere la verificación de otras variables o parámetros tales como la capacidad de pago o generación de recursos para mitigar el riesgo contraído.

Los procedimientos para la gestión y valoración de garantías están recogidos en la política interna de gestión de riesgo. En dichas políticas se establecen los principios básicos para la gestión del riesgo de crédito, lo que incluye la gestión de las garantías recibidas en las operaciones con clientes. En este sentido, el modelo de gestión de riesgos incluye valorar la existencia de garantías apropiadas y suficientes que permitan llevar a cabo la recuperación del crédito cuando las circunstancias del deudor no le permitan hacer frente a sus obligaciones.

Los procedimientos utilizados para la valoración de las garantías son acordes a las mejores prácticas del mercado, que implican la utilización de tasaciones en garantías inmobiliarias, precio de mercado en valores bursátiles, valor de las participaciones en un fondo de inversión, etc. Todas las garantías reales recibidas deben estar correctamente instrumentadas e inscritas en el registro correspondiente, así como contar con la aprobación de las divisiones legales del Banco.

El Banco además cuenta con herramientas de calificación que permiten ordenar la calidad crediticia de las operaciones o clientes. Para poder estudiar cómo varía esta probabilidad, el Banco dispone de bases de datos históricas que almacenan la información generada internamente. Las herramientas de calificación varían según el segmento del cliente analizado (comerciales, consumo, PYMEs, etc.).

Se presenta a continuación el detalle de garantías, colaterales o mejoras crediticias a favor del Banco al 31 de Diciembre de 2011 y 2010:

	2011	2010
	MM$	MM$
Activos financieros no deteriorados:
Propiedades/hipotecas	8.285.570	7.571.546
Inversiones y otros	716.735	435.397
Activos financieros deteriorados:
Propiedades/hipotecas	622.723	406.442
Inversiones y otros	102.906	239.841

Totales	9.727.934	8.653.226

Riesgo de liquidez

El riesgo de liquidez es el riesgo de que el Banco tenga dificultades para cumplir con las obligaciones asociadas con sus obligaciones financieras.

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BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS FINANCIEROS CONSOLIDADOS
AL 31 DE DICIEMBRE DE 2011 y 2010

NOTA N°40 - ADMINISTRACIÓN DE RIESGOS, continuación:

Gestión de riesgo de liquidez

El Banco está expuesto diariamente a requerimientos de fondos en efectivo provenientes de varias transacciones bancarias tales como giros de cuentas corrientes, pagos de depósitos a plazo, pagos de garantías, desembolsos de operaciones con derivados, etc. Como es inherente a la actividad bancaria, el Banco no mantiene fondos en efectivo para cubrir el saldo de esas posiciones, puesto que la experiencia muestra que sólo un nivel mínimo de estos fondos será retirado, lo cual puede ser previsto con un alto grado de certeza.

El enfoque del Banco a la gestión de la liquidez es asegurar, a la medida que sea posible, siempre tener suficiente liquidez para cumplir con sus obligaciones a su vencimiento, en circunstancias normales y condiciones de estrés, sin incurrir en pérdidas inaceptables o correr el riesgo de daño a la reputación del Banco. El Directorio fija límites en una porción mínima de fondos por vencer disponibles para cumplir dichos pagos y sobre un nivel mínimo de operaciones interbancarias y otras facilidades de préstamos que deberían estar disponibles para cubrir giros a niveles inesperados de demanda, lo cual es revisado periódicamente. Por otra parte, el Banco debe cumplir con límites regulatorios dictados por la SBIF para los descalces de plazos.

Esos límites afectan a los descalces entre flujos futuros de ingresos y de egresos del Banco considerado individualmente y son los siguientes:

i.   descalces de hasta 30 días para todas las monedas, hasta una vez el capital básico;

ii.  descalces de hasta 30 días para las monedas extranjeras, hasta una vez el capital básico; y

iii. descalces de hasta 90 días para todas las monedas, dos veces el capital básico.

El departamento de tesorería recibe información de todas las unidades de negocio sobre el perfil de liquidez de sus activos y pasivos financieros y detalles de otros flujos de efectivo proyectados que deriven de negocios futuros. De acuerdo a esta información, tesorería mantiene una cartera de activos líquidos a corto plazo, compuestos en gran parte de inversiones líquidas, préstamos y anticipos a otros bancos, para garantizar que el Banco mantenga suficiente liquidez. Las necesidades de liquidez de las unidades de negocio se cumplen a través de transferencias a corto plazo desde tesorería para cubrir cualquier fluctuación a corto plazo y la financiación de largo plazo para abordar todos los requisitos de liquidez estructural.

El Banco monitorea su posición de liquidez de forma diaria, determinando los flujos futuros de sus egresos e ingresos. Además al cierre de cada mes se realizan pruebas de estrés, para lo cual se utilizan una variedad de escenarios que abarcan tanto condiciones normales de mercado como condiciones de fluctuación del mismo. La política de liquidez y los procedimientos están sujetos a revisión y aprobación del Directorio del Banco. Informes periódicos son generados detallando la posición de liquidez del Banco y sus filiales, incluyendo cualquier excepción y medidas correctoras adoptadas, los cuales se someten regularmente a la revisión por el ALCO.

El Banco se basa en los depósitos de clientes (retail) e institucionales, obligaciones con bancos, instrumentos de deuda y depósito a plazo como sus principales fuentes de financiación. Si bien la mayoría de las obligaciones con bancos, instrumentos de deuda y depósito a plazo tienen vencimientos superiores a un año, los depósitos de los clientes (retail) e institucionales suelen tener vencimientos más cortos y una gran proporción de ellos son pagaderos dentro de 90 días. La naturaleza a corto plazo de estos depósitos aumenta el riesgo de liquidez del Banco y por ende el Banco gestiona activamente este riesgo mediante la supervisión constante de las tendencias de mercado y el manejo de precios.

La exposición al riesgo de liquidez

Una de las medidas clave utilizada por el Banco para la gestión de riesgo de liquidez es la proporción de activos líquidos netos a los depósitos de los clientes. Para este fin, los activos líquidos netos deben incluir caja/efectivo, equivalentes de efectivo e inversiones de deuda para los cuales existan un mercado activo y líquido menos los depósitos de los bancos, valores de renta fija emitidos, préstamos y otros compromisos con vencimiento en el próximo mes. Una medida similar, pero no idéntica, se utiliza como calculo para medir el cumplimiento del Banco con el límite de liquidez establecido por la SBIF, donde el Banco determina el descalce entre sus derechos y obligaciones según vencimientos de acuerdo al comportamiento estimado. Las proporciones de los descalces a 30 días en relación al capital y 90 días respecto a 2 veces el capital se muestra en el siguiente cuadro:

	Al 31 de Diciembre de
	2011	2010
	%	%
A 30 días	21	39
A 30 días moneda extranjera	17	14
A 90 días	53	43

133

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS FINANCIEROS CONSOLIDADOS
AL 31 DE DICIEMBRE DE 2011 y 2010

NOTA N°40 - ADMINISTRACIÓN DE RIESGOS, continuación:

Seguidamente se presenta el desglose, por vencimientos contractuales, de los saldos de los activos y pasivos del Banco al 31 de Diciembre de 2011 y 2010, considerando además aquellos compromisos no reconocidos:

Al 31 de Diciembre de 2011	A la vista	Hasta 1 mes	Entre 1 y 3 meses	Entre 3 y 12 meses	Entre 1 y 5 años	Más de 5 años	Total
	MM$	MM$	MM$	MM$	MM$	MM$	MM$
Vencimiento de activos (Nota 21)	3.599.575	2.272.732	1.675.839	3.402.363	6.831.952	6.419.347	24.201.808
Vencimiento de pasivos (Nota 21)	(4.854.055)	(4.955.434)	(3.217.960)	(3.670.099)	(3.389.766)	(1.893.561)	(21.980.875)
Vencimiento neto	(1.254.480)	(2.682.702)	(1.542.121)	(267.736)	3.442.186	4.525.786	2.220.933
Compromisos de préstamo/crédito no reconocidos:
Avales y fianzas	(195)	(22.058)	(31.783)	(27.934)	(59.849)	(5.262)	(147.081)
Cartas de crédito del exterior confirmadas	-	(21.653)	(19.091)	(377)	(11.768)	-	(52.889)
Cartas de créditos documentarias emitidas	(28)	(58.637)	(85.747)	(1.552)	(38.685)	-	(184.649)
Garantías	(135)	(77.553)	(120.989)	(314.486)	(383.712)	(24.111)	(920.986)

Vencimiento neto, incluyendo compromisos	(1.254.838)	(2.862.603)	(1.799.731)	(612.085)	2.948.172	4.496.413	915.328

Al 31 de Diciembre de 2010	A la vista	Hasta 1 mes	Entre 1 y 3 meses	Entre 3 y 12 meses	Entre 1 y 5 años	Más de 5 años	Total
	MM$	MM$	MM$	MM$	MM$	MM$	MM$
Vencimiento de activos (Nota 21)	2.747.534	2.247.897	1.350.519	3.017.967	6.205.570	5.943.374	21.512.861
Vencimiento de pasivos (Nota 21)	(4.680.319)	(2.626.345)	(2.189.575)	(4.391.503)	(3.565.948)	(2.221.564)	(19.675.254)
Vencimiento neto	(1.932.785)	(378.448)	(839.056)	(1.373.536)	2.639.622	3.721.810	1.837.607
Compromisos de préstamo/crédito no reconocidos:
Avales y fianzas	-	(6.131)	(85.670)	(12.570)	(62.179)	-	(166.550)
Cartas de crédito del exterior confirmadas	-	(8.912)	(38.093)	(1.011)	(37.723)	-	(85.739)
Cartas de créditos documentarias emitidas	-	(63.368)	(99.828)	(10.779)	(35.537)	(20)	(209.532)
Garantías	-	(53.165)	(98.144)	(248.969)	(465.532)	(32.941)	(898.751)

Vencimiento neto, incluyendo compromisos	(1.932.785)	(510.024)	(1.160.791)	(1.646.865)	2.038.651	3.688.849	477.035

Las tablas anteriores muestran los flujos de efectivo sin descontar de los activos y pasivos financieros del Banco sobre la base estimada de vencimientos. Los flujos de caja esperados del Banco por estos instrumentos, pueden variar considerablemente en comparación a este análisis. Por ejemplo, se espera que los depósitos a la vista se mantengan estables o tengan una tendencia creciente, y los compromisos de préstamos no reconocidos no se espera que se ejecuten todos los que se han dispuesto. Además, el desglose anterior excluye las líneas de crédito disponible, ya que éstas carecen de vencimientos definidos contractuales.

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BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS FINANCIEROS CONSOLIDADOS
AL 31 DE DICIEMBRE DE 2011 y 2010

NOTA N°40 - ADMINISTRACIÓN DE RIESGOS, continuación:

Riesgo de mercado

El riesgo de mercado surge como consecuencia de la actividad mantenida en los mercados, mediante instrumentos financieros cuyo valor puede verse afectado por variaciones en las condiciones del mercado, reflejadas en cambios en los diferentes activos y factores de riesgos financieros. El riesgo puede ser mitigado a través de coberturas mediante otros productos (activos/pasivos o derivados), o deshaciendo la operación/posición abierta. El objetivo de la gestión de riesgo de mercado es la gestión y el control de la exposición al riesgo de mercado dentro de parámetros aceptables.

Existen cuatro grandes factores de riesgo que afectan a los precios de mercado: tipos de interés, tipos de cambio, precio, e inflación. Adicionalmente, y para determinadas posiciones, resulta necesario considerar también otros riesgos, tales como el riesgo de spread, riesgo de base, riesgo de commodities, la volatilidad o el riesgo de correlación.

Gestión de riesgo de mercado

La gestión interna del Banco para medir el riesgo de mercado se basa principalmente en los procedimientos y normas de Santander España, los cuales se basan en analizar la gestión en tres componentes principales:

-	cartera de negociación;
-	cartera de gestión financiera local;
-	cartera de gestión financiera foránea.

La cartera de negociación se compone principalmente de aquellas inversiones valoradas a su valor justo, libre de cualquier restricción para su venta inmediata y que con frecuencia son comprados y vendidos por el Banco con la intención de venderlos en el corto plazo a fin de beneficiarse de las variaciones de precios a corto plazo. Las carteras de gestión financiera incluyen todas las inversiones financieras no consideradas en la cartera de negociación.

La responsabilidad general de riesgo de mercado recae en el ALCO. El departamento de riesgos/finanzas del Banco es el responsable de la elaboración de políticas detalladas de gestión y de su aplicación en la operativa del Banco conforme a las directrices establecidas por el ALCO y por el Departamento de Riesgo Global del Banco Santander de España.

Las funciones del departamento en relación a la cartera de negociación conlleva lo siguiente:

i.	aplicar las técnicas de “Valor en Riesgo” (VaR) para medir el riesgo de tipo de interés,
ii.	ajustar a mercado las carteras de negociación y la medición de la utilidad y pérdida diaria de las actividades comerciales,
iii.	comparar el VAR real con los límites establecidos,
iv.	establecer procedimientos de control de pérdidas en exceso de límites predeterminados y
v.	proporcionar información sobre las actividades de negociación para el ALCO, otros miembros de la Administración del Banco, y el Departamento de Riesgo Global de Santander – España.

Las funciones del departamento en relación a las carteras de gestión financiera conlleva lo siguiente:

i.	aplicar simulaciones de sensibilidad (como se explica abajo) para medir el riesgo de tipo de interés de las actividades en moneda local y la pérdida potencial previstas por estas simulaciones y
ii.	proporciona los informes diarios respectivos al ALCO, otros miembros de la Administración del Banco, y el Departamento de Riesgo Global de Santander – España.

Riesgo de mercado – Cartera de negociación

El Banco aplica metodologías de VaR para medir el riesgo de mercado de su cartera de negociación. El Banco tiene una posición comercial consolidada compuesta de inversiones de renta fija, comercio de monedas foráneas y una mínima posición de inversiones en acciones. La composición de esta cartera se compone esencialmente de bonos del Banco Central de Chile, bonos hipotecarios y bonos corporativos emitidos localmente de bajo riesgo. Al cierre de año la cartera de negociación no presentaba inversiones en carteras accionarias.

Para el Banco, la estimación del VaR se realiza bajo la metodología de simulación histórica, la cual consiste en observar el comportamiento de las pérdidas y ganancias que se hubieran producido con la cartera actual de estar vigentes las condiciones de mercado de un determinado período histórico para, a partir de esa información, inferir la pérdida máxima con un determinado nivel de confianza. La metodología tiene la ventaja de reflejar de forma precisa la distribución histórica de las variables de mercado y de no requerir ningún supuesto de distribución de probabilidad específica. Todas las medidas VaR están destinadas a determinar la función de distribución para el cambio en el valor de una cartera determinada, y una vez conocida esta distribución, para calcular el percentil relacionados con el nivel de confianza necesario, que será igual al valor en riesgo en virtud de esos parámetros. Según lo calculado por el Banco, el VaR es una estimación de la pérdida máxima esperada del valor de mercado de una determinada cartera en un horizonte de 1 día a una confianza del 99,00%. Es la pérdida máxima de un día en que el Banco podría esperar a sufrir en una determinada cartera con el 99,00% de nivel de confianza. En otras palabras, es la pérdida que el Banco esperaría superar solo el 1.0% del tiempo. El VaR proporciona una sola estimación del riesgo de mercado que no es comparable de un riesgo de mercado a otro. Los retornos se calculan utilizando una ventana temporal de 2 años o al menos 520 datos obtenidos desde la fecha de referencia de cálculo del VaR hacia atrás en el tiempo.

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BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS FINANCIEROS CONSOLIDADOS
AL 31 DE DICIEMBRE DE 2011 y 2010

NOTA N°40 - ADMINISTRACIÓN DE RIESGOS, continuación:

El Banco utiliza las estimaciones del VaR para alertar cuando las pérdidas estadísticamente esperadas en su cartera de negociación superarían los niveles prudentes, por ende existen ciertos límites pre-establecidos.

Limitaciones del modelo VaR

Al aplicar esta metodología de cálculo no se hace ningún supuesto sobre la distribución de probabilidad de los cambios en los factores de riesgo, simplemente se utilizan los cambios observados históricamente para generar escenarios para los factores de riesgo en los que se valorará cada una de las posiciones en cartera.

Se hace necesaria la definición de una función de valoración fj(xi) para cada instrumento j, preferiblemente la misma que utiliza para el cálculo del valor de mercado y resultados de la posición diaria. Esta función de valoración se aplicará en cada escenario para generar precios simulados de todos los instrumentos en cada escenario.

Además, la metodología VaR debe interpretarse considerando las siguientes limitaciones:

-	Cambios en las tasas de mercado y los precios pueden no ser variables aleatorias independientes e idénticamente distribuidas, ni tampoco tener una distribución normal. En particular, el supuesto de distribución normal puede subestimar la probabilidad de movimientos extremos del mercado;

-	Los datos históricos utilizados por el Banco puede que no proporcionen la mejor estimación de la distribución conjunta de cambios en los factores de riesgo en el futuro, y cualquier modificación de los datos puede ser inadecuada. En particular, el uso de los datos históricos puede fallar en captar el riesgo de posibles fluctuaciones del mercado extremas y adversas independiente del periodo de tiempo utilizado.

-	Un horizonte de tiempo de 1 día puede que no capte plenamente aquellas posiciones de riesgo de mercado que no puedan ser liquidadas o cubiertas en un día. No sería posible liquidar o cubrir todas las posiciones en un día;

-	El VaR se calcula al cierre de los negocios, no obstante las posiciones de negociación pueden cambiar sustancialmente en el transcurso del día de negociación;

-	El uso de 99% de nivel de confianza no toma en cuenta, ni hace ninguna declaración acerca de, las pérdidas que puedan ocurrir más allá de este nivel de confianza, y

-	El modelo como tal VaR no captura todos los efectos complejos de los factores de riesgo sobre el valor de las posiciones o carteras, y por tanto, podría subestimar las pérdidas potenciales.

En ningún momento de los años 2011 y 2010, el Banco excedió los límites VaR en relación a los 3 componentes que componen la cartera de negociación: inversiones renta fija, inversiones de renta variable e inversiones en moneda extranjera. Los niveles altos, bajos y promedios por cada componente y para cada año, fueron los siguientes:

VAR	2011 MMUSD	2010 MMUSD
Consolidado:
Alta	11,02	11,18
Baja	2,39	3,53
Promedio	6,07	7,25

Inversiones renta fija:
Alta	11,18	11,37
Baja	2,54	3,63
Promedio	6,09	7,21

Inversiones renta variable:
Alta	0,23	0,18
Baja	0,00	0,02
Promedio	0,07	0,09

Inversiones moneda extranjera
Alta	3,87	3,91
Baja	0,09	0,48
Promedio	0,90	1,68

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BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS FINANCIEROS CONSOLIDADOS
AL 31 DE DICIEMBRE DE 2011 y 2010

NOTA N°40 - ADMINISTRACIÓN DE RIESGOS, continuación:

Riesgo de mercado – Cartera de gestión financiera local y foránea

La cartera de gestión financiera del Banco incluye la mayoría de los activos del Banco y los pasivos que no son de negociación, incluyendo la cartera de créditos/préstamos. Para estas carteras, las decisiones de inversión y de financiación están muy influenciadas por las estrategias comerciales del Banco.

El Banco utiliza un análisis de sensibilidad para medir el riesgo de mercado de la moneda local y extranjera (no incluidos en la cartera de negociación). El Banco realiza una simulación de escenarios la cual vendrá calculada como la diferencia existente entre el valor presente de los flujos en el escenario escogido (curva con movimiento paralelo de 100 pb en todos sus tramos) y su valor en el escenario base (mercado actual). Todas las posiciones en moneda local indexadas a inflación (UF) se ajustan por un factor de sensibilidad de 0,57 lo que representa un cambio de la curva de tipos en 57 puntos base en las tasas reales y 100 puntos base en las tasas nominales. El mismo escenario se lleva a cabo para las posiciones en moneda extranjera netas y las tasas de interés de en US dólares. El Banco además ha establecido límites en cuanto a la pérdida máxima que estos tipos de movimientos en tasas de intereses puedan tener sobre el capital y los ingresos financieros netos presupuestados para el año.

Limitaciones de los modelos de sensibilidad

El supuesto más importante es el uso de un cambio de 100 puntos base en la curva de rendimiento (57 puntos base para las tasas reales). El Banco utiliza un cambio de 100 puntos base dado a que cambio repentinos de esta magnitud se consideran realistas. El Departamento de Riesgo Global de Santander España también ha establecido unos límites comparables por país, a fin de poder comparar, monitorear y consolidar el riesgo de mercado por país de una manera realista y ordenada.

Además, la metodología de simulaciones de sensibilidad debe interpretarse considerando las siguientes limitaciones:

-	La simulación de escenarios supone que los volúmenes permanezcan en el Estado de Situación Financiera Consolidado del Banco y que siempre son renovados a su vencimiento, omitiendo el hecho de que ciertas consideraciones de riesgo de crédito y pagos anticipados pueden afectar el vencimiento de determinadas posiciones.

-	Este modelo supone un cambio igual en toda la curva de rendimiento de todo y no toma en cuenta los diferentes movimientos para diferentes vencimientos.

-	El modelo no tiene en cuenta la sensibilidad de volúmenes que resulte de los cambios en las tasas de interés.

-	Los límites a las pérdidas de los ingresos financieros presupuestados, se calculan sobre una base de ingresos financieros previstos para el año que no se puede obtener, lo que significa que el porcentaje real de los ingresos financieros en situación de riesgo podría ser mayor de lo esperado.

Riesgo Mercado – Cartera de gestión financiera – 31 de Diciembre de 2011 y 2010

	2011		2010
	Efecto en ingresos financieros	Efecto en capital	Efecto en ingresos financieros	Efecto en capital

Cartera de gestión financiera – moneda local (en $ MM)
Límite de pérdida	22.380	167.530	37.300	152.300
Alta	19.823	107.745	16.849	126.306
Baja	590	71.805	2.974	86.573
Promedio	9.053	93.328	10.317	109.133

Cartera de gestión financiera – moneda extranjera (en millones $US)
Límite de pérdida	44,0	44,0	46,0	74,0
Alta	22,8	16,0	25,8	11,9
Baja	3,0	1,2	0,4	0,3
Promedio	14,1	7,8	14,6	3,1

Cartera de gestión financiera – consolidada (en $MM)
Límite de pérdida	37.300	167.530	37.300	152.300
Alta	21.149	107.845	20.129	126.309
Baja	7.032	71.863	7.010	86.575
Promedio	13.004	93.417	12.993	109.156

137

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS FINANCIEROS CONSOLIDADOS
AL 31 DE DICIEMBRE DE 2011 y 2010

NOTA N°40 - ADMINISTRACIÓN DE RIESGOS, continuación:

Riesgo operacional

El riesgo operacional es el riesgo de pérdidas directas o indirectas derivadas de una amplia variedad de causas relacionadas con los procesos del Banco, personal, tecnología e infraestructura, y factores externos que no sean de crédito, mercado o liquidez, tales como los relacionados a los requisitos legales o regulatorios. Los riesgos operativos surgen de todas las operaciones del Banco.

El objetivo del Banco es la gestión de riesgo operacional a fin de mitigar las pérdidas económicas y daños a la reputación del Banco con una estructura flexible de control interno.

La Administración del Banco tiene la responsabilidad primordial para el desarrollo y aplicación de los controles para hacer frente a los riesgos operativos. Esta responsabilidad es apoyada por el desarrollo global de los estándares del Banco para la gestión del riesgo operacional en las siguientes áreas:

-	Requisitos para la adecuada segregación de funciones, incluyendo la autorización independiente de operaciones
-	Requisitos para la reconciliación y supervisión de transacciones
-	Cumplimiento con los requisitos legales y regulatorios aplicables
-	Documentación de controles y procedimientos
-	Requisitos para la evaluación periódica de los riesgos operativos aplicables, y la adecuación de los controles y procedimientos para hacer frente a los riesgos identificados
-	Requisitos para la revelación de pérdidas operativas y las medidas correctoras propuestas
-	Desarrollo de planes de contingencia
-	Capacitación y formación/desarrollo profesional
-	Establecimiento de normas ética de negocio
-	Reducción o mitigación de riesgos, incluyendo contratación de pólizas de seguros si tales son efectivas.

El cumplimiento de las normas del Banco se apoya en un programa de revisiones periódicas realizadas por auditoria interna del Banco y cuyos resultados de examinaciones son presentadas internamente a la gerencia de la unidad de negocio examinada y al CDA.

Concentración de riesgo

El Banco opera principalmente en Chile, por tanto la mayoría de sus instrumentos financieros están concentrados es ese país. Refiérase a la Nota 10 de los estados financieros para un detalle de la concentración por industria de los créditos y cuentas por cobrar del Banco.

NOTA N°41 - HECHOS POSTERIORES:

No existen otros hechos posteriores ocurridos entre el 01 de Enero de 2011 y la fecha de emisión de estos Estados Financieros (23 de Enero de 2012) que revelar.

FELIPE CONTRERAS FAJARDO Gerente de Contabilidad	CLAUDIO MELANDRI HINOJOSA Gerente General

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